Confidential draft no. 2 submitted on June 10, 2020

As filed with the Securities and Exchange Commission on                , 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NURIX THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-0838048
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1700 Owens Street, Suite 205

San Francisco, CA 94158

(415) 660-5320

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arthur T. Sands

Chief Executive Officer

Nurix Therapeutics, Inc.

1700 Owens Street, Suite 205

San Francisco, CA 94158

(415) 660-5320

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Brown, Esq. Robert A. Freedman, Esq. Amanda L. Rose, Esq. Jennifer J. Hitchcock, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Christine Ring General Counsel Nurix Therapeutics, Inc. 1700 Owens Street, Suite 205 San Francisco, CA 94158 (415) 660-5320	Alan F. Denenberg, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2020

Preliminary prospectus

                         shares

Common stock

This is an initial public offering of shares of common stock by Nurix Therapeutics, Inc. We are offering          shares of our common stock. The initial public offering price is expected to be between $         and $         per share.

Prior to this offering, there has been no market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “NRIX.”

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Nurix Therapeutics, Inc., before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to          additional shares of common stock at the initial public offering price, less the underwriting discount.

Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares of common stock to purchasers on                , 2020.

J.P. Morgan	Piper Sandler	Stifel

Needham & Company

Prospectus dated                , 2020

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections titled “Risk factors,” “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special note regarding forward-looking statements.” Unless the context otherwise requires, we use the terms “Nurix,” “company,” “we,” “us” and “our” in this prospectus to refer to Nurix Therapeutics, Inc.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of oral, small molecule therapies designed to modulate cellular protein levels as a novel treatment approach for cancer and immune disorders. Leveraging our extensive expertise in E3 ligases together with our proprietary DNA-encoded libraries, we have built DELigase, an integrated discovery platform to identify and advance novel drug candidates targeting E3 ligases, a broad class of enzymes that can modulate proteins within the cell. Our drug discovery approach is to either harness or inhibit the natural function of E3 ligases within the ubiquitin-proteasome system, or UPS, to selectively decrease or increase cellular protein levels. Our wholly owned pipeline comprises targeted protein degraders of Bruton’s tyrosine kinase, or BTK, a B-cell signaling protein, and inhibitors of Casitas B-lineage lymphoma proto-oncogene-B, or CBL-B, an E3 ligase that regulates T cell activation. Our lead drug candidate from our protein degradation portfolio, NX-2127, is an orally available BTK degrader for the treatment of relapsed or refractory B-cell malignancies. We expect to file an IND for NX-2127 in                  and to commence a Phase 1 clinical trial thereafter. Our lead drug candidate from our E3 ligase inhibitor portfolio, NX-1607, is an orally available CBL-B inhibitor for immuno-oncology indications. We expect to file an IND for NX-1607 in                  and to commence a Phase 1 clinical trial thereafter. Beyond these portfolios, we are advancing additional preclinical programs, either independently or through our established strategic collaborations with Sanofi S.A., or Sanofi, and Gilead Sciences, Inc., or Gilead.

In disease settings where currently available treatments are limited by suboptimal efficacy or safety, or where relevant protein targets are not druggable by conventional means, we believe targeted protein modulation represents a novel treatment paradigm with the potential to improve upon or become the standard of care. Recent advances in the field have highlighted the significant therapeutic potential of E3 ligases in promoting targeted protein degradation. In addition, we believe the largely unexplored area of inhibiting E3 ligases directly to increase protein levels represents an equally promising approach. Using our powerful DELigase platform, we have the ability to discover small molecule drug candidates to decrease or increase protein levels by either harnessing or inhibiting the activity of the appropriate E3 ligase, depending on the desired therapeutic effect. We have carefully selected and are progressing over 30 E3 ligases to expand the universe of E3 ligases that can be modulated beyond cereblon and von Hippel-Lindau, or VHL, the two predominantly used in the field today. Our DNA-encoded library, or DEL, collection consists of billions of small molecule compounds used to identify potential binders to ligases and protein targets as critical starting points in our drug discovery process. The differentiation of our protein modulation platform is in its breadth and versatility, enabling us to alter protein levels either upward or downward for both clinically validated targets, such as BTK, and for targets previously thought to be “undruggable”; that is, proteins that could not be addressed by conventional pharmacological means.

We have entered into several revenue generating collaborations with large biopharmaceutical companies to leverage our DELigase platform for drug discovery. In December 2019, we entered into a global strategic collaboration with Sanofi to discover, develop and commercialize a pipeline of innovative targeted protein degradation drugs for patients with challenging diseases in multiple therapeutic areas. In June 2019, we entered into a global strategic collaboration with Gilead to discover, develop and commercialize innovative targeted protein degradation drugs for a wide range of diseases including cancer. Both of these collaborations allow us to further advance our future pipeline with eight currently identified targets included in these collaborations. In aggregate, we have received over $250 million in non-dilutive financing from our collaborators to date, and we are eligible to receive up to $4.8 billion in potential future fees and milestone payments, as well as royalties on future product sales. We retain options for co-development and co-commercialization rights in the United States for up to four drug candidates discovered under these collaborations.

We have assembled a management team with substantial experience in discovery, development and approval of drugs at leading biopharmaceutical companies. Our scientific founders, Drs. John Kuriyan, Michael Rapé and Arthur Weiss, are leaders in E3 ligase and T cell biology and continue to provide important scientific guidance and insights to us. We have a highly experienced board and a group of leading institutional investors including Foresite Capital, Bain Capital Life Sciences, Boxer Capital (Tavistock Group), EcoR1 Capital, Redmile Group, Wellington Management Company, The Column Group and Third Rock Ventures. We believe that our team is ideally positioned to leverage our highly differentiated and innovative platform to discover and develop a pipeline of breakthrough therapeutics.

Our approach

The UPS is responsible for regulating and maintaining normal protein levels in the cell. An important class of enzymes called E3 ligases mediate this process with a high degree of specificity by recognizing individual proteins and catalyzing the attachment of ubiquitin protein tags to their surface. Proteins marked with chains of ubiquitin are then shuttled to the proteasome for degradation and removal from the cell. In addition to protein degradation, E3 ligases also mediate other functions such as protein localization, receptor internalization, protein signaling and protein quality control. There are over 600 E3 ligases encoded within the human genome, representing more than 5% of genes. The prevalence of the E3 ligase class of enzymes reflects the diversity of their physiological roles and biological significance and may allow for the creation of a wide spectrum of ligase-targeted therapeutics.

Our approach leverages the specificity of E3 ligases and the natural function of the UPS to regulate the cellular proteome for therapeutic effect. Development of therapies that modulate E3 ligases has been historically limited by the inherent difficulties in building biochemical and cellular assays relevant for measuring E3 ligase function, as well as by the relative lack of mechanistic understanding of this critical class of proteins. Through our focused efforts and investment over the past seven years, we have developed proprietary tools, in-depth knowledge and expertise relating to E3 ligases as targets for drug discovery. In addition, we have assembled a team that has extensive experience applying DEL discovery technologies to a wide variety of proteins including targets previously considered undruggable. Together, these capabilities and insights have allowed us to develop a powerful platform technology called DELigase to identify and advance novel drug candidates that either selectively increase or decrease protein levels within the cell:

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DELigase for E3 ligase harnesses. We apply our platform to utilize the ubiquitination function of E3 ligases for targeted protein degradation. Our DELigase platform enables us to identify binders to E3 ligases, which we refer to as harnesses, as well as binders to degradation targets. We use these molecular starting points to design compounds using a modular approach that connects an E3 ligase harness to a target protein binder with a linker. We refer to these bifunctional molecules as chimeric targeting molecules, or CTMs, which function by bringing the E3 ligase into proximity of the target protein to effect its ubiquitination and degradation.

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DELigase for E3 ligase inhibitors. By inhibiting the function of E3 ligases, it is possible to rapidly increase specific protein levels to control biological pathways. Increasing the levels of distinct sets of proteins could be a powerful approach to blocking pathological processes and restoring normal physiology. Our DELigase platform enables the identification of inhibitors through parallel screening of distinct E3 ligase activity states using chemical matter tailored specifically for binding to E3 ligases. Our substantial expertise in E3 ligase biochemistry and biology has allowed us to identify and develop potent inhibitors of E3 ligases that play pivotal roles in T cell signaling and immune cell function.

Our DELigase platform combines our proprietary DELs and E3 ligase expertise to empower efficient drug discovery. DEL technology is well suited to finding new binders for targets thought to be undruggable, which include the vast majority of proteins encoded in the human genome including E3 ligases.

Our drug candidates

Our pipeline consists of a protein degradation portfolio of CTM drug candidates that degrade the BTK protein and our ligase inhibitor portfolio of drug candidates that inhibit CBL-B ligase to raise substrate protein levels. These two portfolios demonstrate our ability to both increase and decrease protein levels in cells through the modulation of E3 ligases. We currently retain worldwide rights to the drug candidates shown in the chart below.

Our protein degradation portfolio is comprised of a series of CTMs that catalyze potent and specific degradation of BTK, a well validated target for B-cell malignancies. Our lead BTK degrader molecule, NX-2127, is an orally available CTM for the treatment of relapsed or refractory B-cell malignancies including non-Hodgkin lymphoma, or NHL, and chronic lymphocytic leukemia, or CLL. In our preclinical studies, we have demonstrated the ability of certain of our BTK CTMs to degrade BTK in both wild type tumor cell lines and those that have the C481S mutation that confers resistance to currently marketed BTK inhibitors. In addition to degrading BTK, NX-2127 was also designed to have immunomodulatory drug, or IMiD, activity. Based on our preclinical data, we believe NX-2127 has the potential to demonstrate improved clinical benefit over current standard-of-care in multiple oncology indications. We plan to file an investigational new drug application, or IND, with the U.S. Food and Drug Administration, or FDA, for NX-2127 in                  and to commence a Phase 1 clinical trial thereafter. In our second BTK CTM drug program, BTK CTM 2, we have also designed BTK degraders with limited or no IMiD activity for potential applications in indications where sparing IMiD activity may be beneficial. We have identified a development candidate from this program, NX-5948, and we expect to commence IND enabling studies in                  and file an IND in                 .

Our E3 ligase inhibitor portfolio is comprised of a series of small molecule inhibitors of CBL-B, which functions as an intracellular checkpoint regulating activation of T cells, B-cells and NK cells. In preclinical studies, primary human T cells exposed to our lead oral CBL-B ligase inhibitor drug candidate NX-1607 demonstrated increased T cell activation in the absence of co-stimulation with CD3 and CD28, a potential advantage in a suppressive tumor microenvironment. In addition, NX-1607 has been shown in preclinical models to increase T-cell proliferation and result in increased secretion of interleukin-2, or IL-2, a key cytokine involved in immune activation. We believe that oral delivery of CBL-B inhibitors has the potential to drive immune cell activation and stimulation of localized IL-2 secretion, leading to enhanced anti-tumor response. As an intracellular immune checkpoint inhibitor, we believe NX-1607 has potential utility across a wide range of oncology indications. We expect to file an IND application with the FDA for NX-1607 in                  and to commence a Phase 1 clinical trial thereafter. We are also planning the development of a second CBL-B ligase inhibitor, NX-0255, for ex vivo use. We believe incorporating NX-0255 into adoptive cell therapy, or ACT, has the potential to enhance T cell proliferation and phenotype to improve anti-tumor activity. We intend to create new drug-enhanced tumor infiltrating lymphocytes, or TIL, and chimeric antigen receptor T cell, or CAR-T, therapies through our Drug-enhanced Tumor Infiltrating Lymphocyte, or DeTIL, and Drug-enhanced Chimeric Antigen Receptor T cell, or DeCART, programs. We are planning an IND filing for the use of NX-0255 in ACT in                 .

Beyond our current programs, we are extending our degrader and inhibitor portfolios both on our own and with partners by developing new CTM degraders and ligase inhibitors for a number of targets for which we believe the protein modulation modality can be clinically advantageous over existing therapies. These programs and future programs may have the potential to address diseases with significant unmet need, including autoimmune disease, viral diseases, cancer and neurodegeneration.

Strategy

Our strategy is to leverage our DELigase platform to discover breakthrough therapies to improve upon existing drugs and address targets that are thought to be undruggable with current modalities. The key elements of our strategy are to:

•	Advance our lead programs through clinical development;

•	Enhance and expand our DELigase platform;

•	Discover and develop new targeted protein modulation drug candidates;

•	Explore additional strategic collaborations to fully exploit our DELigase platform; and

•	Maximize the commercial potential of our drug candidates.

Risks affecting us

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred significant losses since our inception. We expect to incur losses over at least the next several years and may never achieve or maintain profitability.

•	We have never generated revenue from product sales and may never be profitable.

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We will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our research or product development programs or future commercialization efforts.

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We are very early in our development efforts. All of our product candidates are in preclinical development. If we are unable to advance to clinical development, develop, obtain regulatory approval for and commercialize our product candidates or experience significant delays in doing so, our business may be materially harmed.

•	Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

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If serious adverse events, undesirable side effects, or unexpected characteristics are identified during the development of any product candidates we may develop, we may need to abandon or limit our further clinical development of those product candidates.

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We have not tested any of our product candidates in clinical trials. The results of preclinical studies and early-stage clinical trials may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials.

•	We face substantial competition in an environment of rapid technological change, which may result in others discovering, developing or commercializing products before or more successfully than we do.

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We expect to depend on collaborations with third parties for the research, development and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to capitalize on the market potential of those product candidates.

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We rely on third-party contract manufacturing organizations for the manufacture of both drug substance and finished drug product for our product candidates for preclinical testing and expect to continue to do so for our clinical trials and commercialization. This reliance on third parties may increase the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

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Our commercial success and ability to effectively compete in the market depends, in part, upon our ability and the ability of our collaborators to obtain and maintain adequate patent protection for our technology, current product candidates and any future product candidates that we may develop and our ability to develop, manufacture, market and sell our product candidates and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property of others.

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Our business, operations, clinical development plans, the timing of regulatory filings and regulatory approvals and the achievement of milestones could be adversely affected by the current COVID-19 pandemic.

Corporate information

We were incorporated under the laws of the State of Delaware in August 2009 under the name Kura Therapeutics, Inc. We subsequently changed our name to Nurix, Inc. in February 2012 and then to Nurix Therapeutics, Inc. in October 2018. Our principal executive offices are located at 1700 Owens Street, Suite 205, San Francisco, California 94158, and our telephone number is (415) 660-5320. Our website address is www.nurixtx.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

The mark “Nurix” is our trademark for which we have a pending trademark application in Canada, France, Germany, Italy, Japan, Mexico, Spain, United Kingdom and United States. The marks “DELigase,” “DeCART” and “DeTIL” are our trademarks for which we have a pending trademark application in the United States. The Nurix logo is our common law trademark. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

Implications of being an emerging growth company and smaller reporting company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards during the period in which we remain an emerging growth company. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million as of the prior May 31 and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million as of the prior May 31 or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million as of the prior May 31. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds that we receive in this offering to fund the further development of NX-2127, NX-1607 and other preclinical programs, conduct research, fund the further development of our technology platform, broaden our pipeline of product candidates and for working capital and general corporate purposes. See the section titled “Use of proceeds.”

Risk factors	You should read the section titled “Risk factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“NRIX”

The number of shares of our common stock to be outstanding after this offering is based on (i) 11,001,182 shares of our common stock outstanding as of February 29, 2020 and (ii) the automatic conversion of all 66,735,778 shares of our outstanding redeemable convertible preferred stock, consisting of 38,441,667 shares of our outstanding redeemable convertible preferred stock as of February 29, 2020 and 28,294,111 shares of our outstanding redeemable convertible preferred stock issued subsequent to February 29, 2020, into an equivalent number of shares of common stock immediately prior to the completion of this offering, and excludes:

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7,894,692 shares of common stock issuable upon the exercise of stock options outstanding as of February 29, 2020 under our 2012 Equity Incentive Plan, or the 2012 Plan, with a weighted-average exercise price of $1.01 per share;

•	1,835,180 shares of common stock issuable upon the exercise of stock options granted after February 29, 2020 under our 2012 Plan, with a weighted-average exercise price of $3.13 per share; and

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            shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 368,384 shares of common stock reserved for future issuance under our 2012 Plan as of February 29, 2020, (ii)                shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, or the 2020 Plan, which will become effective on the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part, and (iii)                shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the 2020 ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Upon completion of this offering, any remaining shares available for issuance under our 2012 Plan will be added to the shares reserved under our 2020 Plan and we will cease granting awards under our 2012 Plan. Our 2020 Plan and 2020 ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

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the automatic conversion of all 66,735,778 shares of our outstanding redeemable convertible preferred stock into an equivalent number of shares of common stock immediately prior to the completion of this offering;

•	a -for- reverse stock split of our common stock, to be effective prior to the completion of this offering;

•	the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws in connection with the completion of this offering;

•	no exercise of outstanding stock options after February 29, 2020; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us in this offering.

Summary financial data

The following tables set forth our summary statements of operations and balance sheet data. We derived our summary statements of operations data for the years ended November 30, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. We derived our summary statements of operations data for the three months ended February 28, 2019 and February 29, 2020, and our summary balance sheet data as of February 29, 2020, from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements were prepared in accordance with U.S. generally accepted accounting principles. Except as described in the immediately succeeding paragraph, our unaudited interim condensed financial statements have been prepared on the same basis as our audited annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of our financial position and the results for the interim periods presented.

Effective December 1, 2019, we adopted Topic 606, Revenue from Contracts with Customers. As such, the unaudited interim condensed financial statements for the three months ended February 29, 2020 and as of February 29, 2020 were prepared to reflect the adoption of Topic 606.

The following summary financial data should be read in conjunction with the sections titled “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period and results for the three months ended February 29, 2020 are not necessarily indicative of results to be expected for the full year ending November 30, 2020 or any other period. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year ended		Three months ended

(in thousands, except share and per share amounts)	November 30, 2018	November 30, 2019	February 28, 2019	February 29, 2020

Statements of operations:
Collaboration revenue(1)	$37,449	$31,115	$9,234	$2,864
Operating expenses:
Research and development	40,514	45,025	10,434	12,967
General and administrative	6,674	8,326	1,670	2,450

Total operating expenses	47,188	53,351	12,104	15,417
Loss from operations	(9,739)	(22,236)	(2,870)	(12,553)
Interest income	818	776	194	173

Loss before provision for income taxes	(8,921)	(21,460)	(2,676)	(12,380)
Provision for income taxes	(507)	(239)	(9)	(11)

Net loss	$(9,428)	$(21,699)	$(2,685)	$(12,391)

Other comprehensive loss
Unrealized gain on available-for-sale investments	22	2	5	59

Total comprehensive loss	$(9,406)	$(21,697)	$(2,680)	$(12,332)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.12)	$(2.20)	$(0.28)	$(1.18)

Weighted-average number of shares outstanding, basic and diluted(2)	8,451,597	9,877,542	9,431,164	10,524,362

Pro forma net loss per share, basic and diluted(2)		$(0.45)		$(0.25)

Pro forma weighted-average number of shares outstanding, basic and diluted(2)		48,319,209		48,966,029

(1)	Collaboration revenue for the years ended November 30, 2018 and 2019 includes related party revenue of $37.4 million and $28.4 million, respectively. Collaboration revenue for the three months ended February 28, 2019 and February 29, 2020 includes related party revenue of $9.2 million and $0, respectively.

(2)	See Note 2 and Note 12 of the notes to our audited financial statements and unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, basic and diluted pro forma net loss per share, and basic and diluted weighted-average number of shares used in the computation of the per share amounts.

	As of February 29, 2020
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)

Balance sheet data:
Cash, cash equivalents and investments	$78,931	$198,855	$
Working capital(4)	46,627	166,551
Total assets	88,789	208,713
Total liabilities	110,396	110,396
Redeemable convertible preferred stock	48,195	—
Accumulated deficit	(72,847)	(72,847)
Total stockholders’ (deficit) equity	(69,802)	98,317

(1)	The pro forma balance sheet data gives effect to (i) the receipt of $119.9 million in net proceeds from the sale of 28,294,111 shares of Series D redeemable convertible preferred stock subsequent to February 29, 2020, (ii) the automatic conversion of all 66,735,778 shares of our outstanding redeemable convertible preferred stock, consisting of 38,441,667 outstanding shares of our redeemable convertible preferred stock as of February 29, 2020 and 28,294,111 shares of our redeemable convertible preferred stock issued subsequent to February 29, 2020, into an equivalent number of shares of common stock immediately prior to the completion of this offering, and (iii) the effectiveness of our restated certificate of incorporation in connection with the completion of this offering.

(2)	The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments described in footnote (1) above and (ii) the receipt of $ million in net proceeds from the sale of shares of common stock in this offering, based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and investments, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and investments, working capital, total assets and total stockholders’ equity by $ million, assuming the assumed initial public offering price per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering.

(4)	We define working capital as current assets less current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We cannot assure you that any of the events discussed below will not occur. These events could have a material and adverse impact on our business, financial condition, results of operations and prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks related to our financial position and need for additional capital

We have incurred significant losses since our inception. We expect to incur losses over at least the next several years and may never achieve or maintain profitability.

Our net loss was $21.7 million for the fiscal year ended November 30, 2019, $9.4 million for the fiscal year ended November 30, 2018 and $12.4 million for the three months ended February 29, 2020. As of February 29, 2020, we had an accumulated deficit of $72.8 million. To date, we have not generated any revenue from product sales and have financed our operations primarily through our collaborations and sales of our equity interests. We are in the early stages of development of our product candidates and expect to file our first investigational new drug application, or IND, in                . We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially if and as we:

•	file INDs and initiate clinical trials of our lead product candidates NX-2127 and NX-1607 and other drug candidates;

•	enter advanced clinical development and scale up external manufacturing capabilities to supply clinical trials;

•	apply our DELigase platform to advance additional product candidates into preclinical and clinical development;

•	expand the capabilities of our DELigase platform;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain marketing approval;

•	expand, maintain and protect our intellectual property portfolio;

•	hire additional clinical, regulatory, manufacturing, quality assurance and scientific personnel; and

•

add operational, financial and management information systems and personnel to support our research, product development and future commercialization efforts and support our operations as a public company.

Our expenses could increase beyond our expectations if we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other regulatory authorities to perform trials in addition to those we currently expect, or if there are any delays in establishing appropriate manufacturing arrangements for or in completing our planned clinical trials or the development of any of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We have never generated revenue from product sales and may never be profitable.

We are currently only in the preclinical testing stages for our most advanced product candidates and research programs. We have not initiated clinical development of any product candidate and expect that it will be many years, if ever, before we have a product candidate ready for commercialization. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. To become and remain profitable, we must succeed in developing, obtaining marketing approval for and commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, establishing and maintaining arrangements with third parties for the manufacture of clinical supplies of our product candidates, obtaining marketing approval for our product candidates and manufacturing, marketing, selling and obtaining reimbursement for any products for which we may obtain marketing approval.

If one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

We will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our research or product development programs or future commercialization efforts.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we work to prepare for IND submissions and initiate our planned Phase 1 clinical trials of our lead product candidates NX-2127 and NX-1607 and other drug candidates, grow our pipeline of product candidates, expand the breadth of our DELigase platform, continue research and development, and initiate additional clinical trials of and potentially seek marketing approval for our lead programs and other product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, reimbursement, and sales and distribution. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be required to delay, limit, reduce or terminate our research, product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we otherwise would prefer to develop and market ourselves.

We had cash, cash equivalents and investments of $78.9 million as of February 29, 2020. In March 2020, we completed a Series D preferred stock financing for aggregate net proceeds of $119.9 million. We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and investments, the proceeds from our recent Series D redeemable convertible preferred stock financing and proceeds from our Sanofi S.A., or Sanofi, and Gilead Sciences, Inc., or Gilead, collaborations will be sufficient to fund our operations                . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. This estimate also assumes that we do not obtain any additional funding through collaborations or other strategic alliances, including under the collaboration and license agreements that we entered into with Sanofi and Gilead. Although we intend to enter into additional collaborations, we have no commitments from any third party to enter into such arrangements with us in the future and we cannot assure you that we will be able to do so on favorable terms or at all. Our future capital requirements will depend on many factors, including:

•

the progress, costs and results of our planned Phase 1 clinical trials for our lead product candidates NX-2127 and NX-1607 and other drug candidates, and any future clinical development of such product candidates;

•	the scope, progress, costs and results of preclinical and clinical development for our other product candidates and development programs;

•	the number and development requirements of other product candidates that we pursue;

•	the scope of, and costs associated with, future advancements to our DELigase platform;

•	the success of our collaborations with Sanofi, Gilead and any other collaborations we may establish;

•	the costs, timing and outcome of regulatory review of our product candidates;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•

our ability to establish additional collaboration arrangements with other biotechnology or pharmaceutical companies on favorable terms, if at all, for the development or commercialization of our product candidates.

The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives. Adequate additional funds may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Although we may receive potential future milestone payments under our collaborations with Sanofi and Gilead, we do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

We commenced operations in 2009, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, undertaking preclinical studies and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates. All of our product candidates are still in preclinical development and their risk of failure is high. We have not yet demonstrated our ability to successfully: initiate or complete any clinical trials, including large-scale, pivotal clinical trials; obtain marketing approvals; manufacture a commercial-scale product or arrange for a third party to do so on our behalf; or conduct market access, sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as an early-stage business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks related to the discovery and development of our product candidates

We are very early in our development efforts. All of our product candidates are in preclinical development. If we are unable to advance to clinical development, develop, obtain regulatory approval for and commercialize our product candidates or experience significant delays in doing so, our business may be materially harmed.

We are very early in our development efforts. All of our product candidates are in preclinical development and their risk of failure is high. We have invested substantially all of our efforts and financial resources in building our DELigase platform, and the identification and preclinical development of our current product candidates. Our ability to generate revenue from product sales, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. The success of our product candidates will depend on several factors, including the following:

•	sufficiency of our financial and other resources;

•	successful completion of preclinical studies;

•	successful submission of INDs and initiation of clinical trials;

•	successful patient enrollment in, and completion of, clinical trials;

•	receipt and related terms of marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our product candidates;

•	achieving desirable therapeutic properties for our product candidates’ intended indications;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	obtaining and maintaining third-party coverage and adequate reimbursement;

•	establishing a continued acceptable safety profile of the products and maintaining such a profile following approval; and

•	effectively competing with other therapies.

If we do not successfully achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which could materially harm our business. Moreover, if we do not receive regulatory approvals, we may not be able to continue our operations.

One of our approaches to the discovery and development of product candidates based on our targeted protein degradation platform is unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing any products.

Treating diseases using targeted protein degradation is a new treatment modality. Our future success depends on the successful development of this novel therapeutic approach. Very few small molecule product candidates designed to control cellular protein levels, such as our Bruton’s tyrosine kinase, or BTK, chimeric targeting molecules, or CTMs, have been tested in humans, none has been approved in the United States or Europe, and the data underlying the feasibility of developing these therapeutic products is both preliminary and limited. Discovery and development of CTMs that harness ligases to degrade protein targets have been impeded largely by the complexities and limited understanding of the functions, biochemistry and structural biology of E3 ligases as well as by challenges of engineering compounds that promote protein-protein interactions.

We believe that our CTM product candidates may offer an improved therapeutic approach by removing the disease-causing proteins instead of simply inhibiting their activities. However, the scientific research that forms the basis of our efforts to develop our CTM product candidates is ongoing and the scientific evidence to support the feasibility of developing CTM-based therapeutic treatments is both preliminary and limited. Further, certain patients have shown inherent primary resistance to approved BTK inhibitors and other patients have developed acquired secondary resistance to these inhibitors. Although we believe NX-2127 may have the ability to degrade the BTK mutation that confers resistance to currently marketed BTK inhibitors, any inherent primary or acquired secondary resistance to our BTK CTMs in patients would prevent or diminish their clinical benefit.

We have not yet initiated a clinical trial of any CTM product candidate and we have not yet assessed the safety of any CTM product candidate in humans. Although some of our product candidates have produced observable results in animal studies, there is a limited safety data set for their effects in animals. These product candidates may not demonstrate the same chemical and pharmacological properties in humans, and may interact with human biological systems in unforeseen, ineffective or harmful ways. As such, there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

Additionally, the regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better-known or extensively-studied product candidates. Although other companies are also developing therapeutics based on targeted protein degradation, no regulatory authority has granted approval for any such therapeutic. As a result of these factors, it is more difficult for us to predict the time and cost of CTM product candidate development, and we cannot predict whether targeted protein degradation will result in the development and marketing approval of any products. Any development problems we experience in the future related to any of our CTM research programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate, or from commercializing any CTM product candidates we may develop on a timely or profitable basis, if at all.

Drug development is a lengthy and expensive process, with an uncertain outcome. We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

All of our product candidates are in preclinical development and their risk of failure is high. We are unable to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs in the United States or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or similar regulatory authorities outside the United States will accept our proposed clinical programs or if the outcome of our preclinical testing and studies ultimately will support the further development of our programs.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. A failure of one or more clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, clinical trials, that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	we may experience delays in reaching, or may fail to reach, a consensus with regulators on trial design;

•

the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing and delivery of product candidates to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;

•	we may experience delays in reaching, or may fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

we may experience difficulty in designing clinical trials and in selecting endpoints for diseases that have not been well-studied and for which the natural history and course of the disease is poorly understood;

•	the selection of certain clinical endpoints may require prolonged periods of clinical observation or analysis of the resulting data;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•

our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements;

•

clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the cost of clinical trials of our product candidates may be greater than we anticipate; and

•

disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements or changes in the way the product is administered; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs also will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates, or could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates, which may harm our business, results of operations, financial condition and prospects.

Further, cancer therapies sometimes are characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line or later use, meaning for use after two or more other treatments have failed. When cancer is detected early enough, first-line therapy, usually hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. Our planned clinical trials for our lead product candidates NX-2127 and NX-1607 and other drug candidates will be with patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but any product candidates we develop, even if approved, may not be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

If serious adverse events, undesirable side effects, or unexpected characteristics are identified during the development of any product candidates we may develop, we may need to abandon or limit our further clinical development of those product candidates.

We have not evaluated any product candidates in human clinical trials, and there have been very few clinical trials to date involving small molecule product candidates designed to control cellular protein levels through targeted protein degradation. It is impossible to predict when or if any product candidates we may develop will prove safe in humans. There is a limited safety data set for the effects of NX-2127, NX-1607 and NX-5948 in animals and our product candidates have not been tested on humans at all. There can be no assurance that our current product candidates or any future product candidate will not cause undesirable side effects. Unforeseen side effects from our product candidates could arise at any time during preclinical or clinical development.

A potential risk in any protein modulation product is that healthy proteins or proteins not targeted for modulation will be modulated or that the modulation of the targeted protein in itself could cause adverse events, undesirable side effects or unexpected characteristics. It is possible that healthy proteins or proteins not targeted for modulation could be modulated by our product candidates in any of our planned or future clinical studies. There also is the potential risk of delayed adverse events following treatment with our product candidates.

If any product candidates we develop are associated with serious adverse events, or undesirable side effects, or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the adverse events, undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, any of which would have a material adverse effect on our business, financial condition, results of operations, and prospects. In our preclinical studies, we may observe undesirable characteristics of our product candidates. This may prevent us from advancing them into clinical trials, delay these trials or limit the extent of these trials. For example, in a 14-day non-GLP exploratory oral dose range-finding toxicity study conducted with NX-2127 in non-human primates, or NHPs, safety observations of slight to severe bruising of the skin on various parts of the body, mild degeneration of muscle, localized swelling of the face and mild hemorrhage in certain internal organs were noted at the two highest dose levels evaluated, but were absent or mild in animals in the two lower, clinically relevant dose levels and vehicle-treated control groups. In a 19-day non-GLP exploratory oral dose range-finding toxicity study also conducted with NX-2127 in NHPs, these safety observations were absent in animals in the three lower clinically relevant dose groups and vehicle-treated control groups. All animals survived through the studies with no effects on body weight or food consumption. The toxicity findings described above may be associated with BTK or related targets, and increased bleeding risk has been a reported side effect of approved BTK inhibitors. Cardiac arrhythmia such as atrial fibrillation has also been a reported side effect of approved BTK inhibitors. NX-1607 could activate the immune response to unsafe levels and may have the potential to induce hypercytokinemia, or cytokine storm, which is the overstimulation of immune cells and subsequent overproduction of their activating compounds. We currently have only limited, preliminary preclinical safety data to show the effects of NX-2127, NX-1607 and NX-5948 in animals and no conclusive evidence to suggest that any of our product candidates will have a favorable safety profile, and we have not completed the safety studies that would be required to be conducted in connection with the filing of an IND for any product candidate. Many product candidates that initially showed promise in early-stage testing for treating cancer or other diseases later have been found to cause side effects that prevented further clinical development of the product candidates or limited their competitiveness in the market.

We have not tested any of our product candidates in clinical trials. The results of preclinical studies and early-stage clinical trials may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. In particular, the small number of patients in our planned early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. For example, even if successful, the results of our planned Phase 1 clinical trials of our lead product candidates NX-2127 and NX-1607 and other drug candidates may not be predictive of the results of further clinical trials of these product candidates or any of our other product candidates. Moreover, preclinical and clinical data often are susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain marketing approval of their products. Our future clinical trials may not ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for product candidates proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving encouraging results in earlier studies. Any such setbacks in our clinical development could materially harm our business, results of operations, financial condition and prospects.

Interim top-line and preliminary data from our planned clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary data from our planned clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation and business prospects.

If we experience delays or difficulties in enrolling patients in clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States. In particular, we are preparing to begin Phase 1 clinical trials for NX-2127 in patients with chronic lymphocytic leukemia, or CLL, and other B-cell malignancies and for

NX-1607 in immune-oncology indications. We cannot predict how difficult it will be to enroll patients for trials in these indications. Therefore, our ability to identify and enroll eligible patients for our planned NX-2127 and NX-1607 clinical trials may be limited or may result in slower enrollment than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who otherwise would be eligible for our planned clinical trials instead may enroll in clinical trials of our competitors’ product candidates. Moreover, the size of the relevant patient populations for the diseases that our lead product candidates target are small and as more companies begin to focus attention and resources on product candidates to treat the same indications as our product candidates we may experience delays or be unable to successfully recruit and enroll a sufficient number of eligible patients in our clinical trials. Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;

•	the size of the patient population and process for identifying patients;

•	the availability and efficacy of approved medications for the disease under investigation;

•	the eligibility criteria for the trial in question;

•	the perceived risks and benefits of the product candidates under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	physicians’ attitudes and practices with respect to clinical trial enrollment;

•	the burden on patients due to inconvenient procedures;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients; and

•

the impact of the current COVID-19 pandemic, which may affect the conduct of a clinical trial, including by slowing potential enrollment or reducing the number of eligible patients for clinical trials.

Our inability to enroll a sufficient number of patients for our planned clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our planned clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

The manufacture of drugs is complex and we and our third-party manufacturers are early in our manufacturing efforts.

We have established manufacturing relationships with a limited number of suppliers to manufacture raw materials and the drug substance of any product candidate for which we now are pursuing, or may in the future pursue, preclinical or clinical development. Our current good manufacturing practices, or cGMP, manufacturing process development with our third-party manufacturers and scale-up is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates. Our third-party manufacturers may encounter difficulties in production, including contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our current or future product candidates for clinical trials, our ability to obtain marketing approval, or our ability to provide supply of our product candidates for patients, if approved, could be delayed or stopped.

We have limited experience with the development and manufacturing of adoptive cellular therapeutics, which is a relatively new and expanding category of therapeutics with unique development, manufacturing and regulatory risks.

We are exploring the use of T cell-enhancing compounds to improve the current industry-standard methods and technology for adoptive cellular therapies, or ACTs, in both hematologic cancers and solid tumors. ACTs represent a class of immunotherapy in which T cells are isolated directly from patient tumors, as with tumor infiltrating lymphocytes, or TIL, or from patient blood with subsequent genetic modification to recognize specific antigens present on cancer cells, as with chimeric antigen receptor T cell, or CAR-T, therapies. These tumor-reactive T cells are then expanded and infused back into the patient. These cell therapy technologies are a relatively new and expanding category of therapeutics, with which we have limited experience. We may observe undesirable characteristics of such as cytokine storm, immunogenicity, infection or other adverse events. Additionally, because TIL and CAR-T therapies are manufactured on a patient-by-patient basis, they require extensive research and development and involve complex and costly manufacturing. Moreover, we anticipate that we will have to rely on third-party manufacturers to manufacture our ACT products for pre-clinical studies and clinical trials and if they fail to commence or complete, or experience delays in, manufacturing ACT products, our pre-clinical studies and clinical trials will be delayed. The FDA and other regulatory bodies also have limited experience with ACTs, which may result in regulatory delays. The regulatory pathway is complex, and may take more time and be more expensive to pursue than the regulatory pathway for other established product candidates. Moreover, the FDA regulatory pathway for our Drug-enhanced Tumor Infiltrating Lymphocyte and Drug-enhanced Chimeric Antigen Receptor T cell programs is not clear and may require us to file a Biologics License Application or an application for a Combination Product, and will be subject to further discussion with regulators. Because this is a relatively new and expanding area, there are many uncertainties related to the appropriate regulatory pathway, development, manufacturing, marketing, reimbursement, and the commercial potential for these product candidates, and we may never be successful in developing these therapeutics.

We may not be successful in our efforts to identify or discover additional potential product candidates.

A key element of our strategy is to apply our DELigase platform to address a broad array of targets and new therapeutic areas. The therapeutic discovery activities we are conducting may not be successful in identifying product candidates that are useful in treating hematologic cancers, immune-mediated diseases or any other diseases. Our research programs initially may show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

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potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval or achieve market acceptance; or

•	potential product candidates may not be effective in treating their targeted diseases.

Research programs to identify new product candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. If we are unable to identify suitable product candidates for preclinical and clinical development, we will not be able to obtain revenues from sale of products in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

We may not be successful in our efforts to expand the breadth of our DELigase platform.

A key element of our strategy is to expand the capabilities of our DELigase platform and leverage our platform to discover, develop and potentially commercialize additional product candidates beyond our current portfolio to target diseases in a wide range of organ systems and tissues and treat various disease states. These enhancements require substantial technical, financial and human resources, and may not result in the discovery or development of additional product candidates or therapies. We may pursue what we believe is a promising opportunity to leverage our platform only to discover that certain of our risk or resource allocation decisions were incorrect or insufficient, or that individual products or our science in general has technology or biology risks that were previously unknown or underappreciated. Our strategy of pursuing the value of our DELigase platform over a long time horizon and across a broad array of human diseases may not be effective. In the event material decisions in any of these areas turn out to be incorrect or sub-optimal, we may experience a material adverse impact on our business and ability to fund our operations and we may never realize what we believe is the potential of our DELigase platform.

We face substantial competition in an environment of rapid technological change, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. Moreover, the biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face and will continue to face competition from third parties that use protein modulation, antibody therapy, ACT, inhibitory nucleic acid, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecule inhibitors. The competition is likely to come from multiple sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research institutions that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing and commercialization.

We are aware of several biotechnology companies focused on developing small molecules that degrade target proteins including Arvinas, Inc., C4 Therapeutics, Inc., Cullgen Inc. and Kymera Therapeutics, Inc., all of which currently are in preclinical or clinical development. Further, several large pharmaceutical companies have disclosed preclinical investments in this field, including Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Genentech, Inc., GlaxoSmithKline plc and Novartis International AG.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies also may prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates are approved, we expect that they will be priced at a significant premium over competitive generic products.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our products may be delayed and, as a result, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings and may be associated with payments from collaborators such as Sanofi or Gilead. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, our revenue may be lower than expected, the commercialization of our products may be delayed or never achieved and, as a result, our stock price may decline.

Our estimated market opportunities for our product candidates are subject to numerous uncertainties and may prove to be inaccurate. If we have overestimated the size of our market opportunities, our future growth may be limited.

Our estimated addressable markets and market opportunities for our product candidates are based on a variety of inputs, including data published by third parties, our own market insights and internal market intelligence, and internally generated data and assumptions. We have not independently verified any third-party information and cannot be assured of its accuracy or completeness. Market opportunity estimates, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove not to be accurate. Although we believe our market opportunity estimates are reasonable, such information is inherently imprecise. In addition, our assumptions and estimates of market opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this prospectus. If this third-party or internally generated data prove to be inaccurate or if we make errors in our assumptions based on that data, our actual market may be more limited than we estimate it to be. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business. The estimates of our market opportunities included in this prospectus should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunities and the forecasts included in this prospectus, see the sections titled “Market and industry data” and “Business—Our drug candidates.”

A Fast Track Designation or accelerated approval by the FDA, even if granted for any of our current or future product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Fast Track Designation for one or more of our current or future product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply to the FDA for Fast Track Designation. The FDA has broad discretion whether to grant this designation. Even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Many drugs that have received Fast Track Designation have failed to obtain approval.

We may also seek accelerated approval for product candidates that have obtained Fast Track Designation. Under the FDA’s accelerated approval program, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, post-marketing confirmatory trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed and/or initiated prior to approval. Moreover, the FDA may withdraw approval of any product candidate or indication approved under the accelerated approval pathway if, for example:

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the trial or trials required to verify the predicted clinical benefit of the product candidate fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug;

•	other evidence demonstrates that the product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-approval trial of the product candidate with due diligence; or

•	we disseminate false or misleading promotional materials relating to the product candidate.

A Breakthrough Therapy Designation by the FDA for any of our current or future product candidates may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the product candidate will receive marketing approval.

We may seek a Breakthrough Therapy Designation for one or more of our current or future product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the NDA.

Designation as a breakthrough therapy is at the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a drug may not result in a faster development process, review, or approval compared to drugs considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened.

If we decide to seek Orphan Drug Designation for any of our current or future product candidates, we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for supplemental market exclusivity.

We may seek Orphan Drug Designation for one or more of our current or future product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as tax advantages and user fee waivers. Opportunities for grant funding toward clinical trial costs may also be available for clinical trials of drugs for rare diseases, regardless of whether the drugs are designated for orphan use. In addition, if a product that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity.

Even if we obtain Orphan Drug Designation for our product candidates in specific indications, we may not be the first to obtain marketing approval of these product candidates for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. If a competitor with a product that is determined by the FDA to be the same as one of our product candidates obtains marketing approval before us for the same indication we are pursuing and obtains orphan drug exclusivity, our product candidate may not be approved until the period of exclusivity ends unless we are able to demonstrate that our product candidate is clinically superior. Even after obtaining approval, we may be limited in our ability to market our product. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different principal molecular structural features can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same drug with the same principal molecular structural features for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may seek Orphan Drug Designation for our product candidates, we may never receive such designations.

Tax reform legislation, which was signed into law on December 22, 2017, reduced the amount of the qualified clinical research costs for a designated orphan product that a sponsor may claim as a credit from 50% to 25%. This reduction limited the advantage further and may impact our future business strategy of seeking the Orphan Drug Designation.

Risks related to dependence on third parties

We expect to depend on collaborations with third parties for the research, development, and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to capitalize on the market potential of those product candidates.

We have sought third-party collaborators for the research, development, and commercialization of some of our CTM programs. For example, in June 2019 we entered into a collaboration with Gilead and in December 2019 we entered into a collaboration with Sanofi. Both collaborations require us to conduct certain research activities. Our likely collaborators for any other collaboration arrangements include large and mid-size pharmaceutical companies, biotechnology companies and universities. These and any future arrangements with third parties limit our control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of any product candidates we may seek to develop with them. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

Collaborations involving our research programs or any product candidates we may develop, including our collaborations with Sanofi and Gilead, pose the following risks to us:

•	Collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations.

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Collaborators may not pursue development and commercialization of any product candidates we may develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding or external factors such as an acquisition or business combination that diverts resources or creates competing priorities.

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Sanofi and Gilead have broad option rights to select up to five targets each for exclusive CTM development, so long as not excluded by us under the terms of each collaboration, and may select targets we are considering but have not taken sufficient action to exclude under each collaboration.

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Collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing.

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Collaborators could develop independently, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours.

•	Collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products.

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Collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way that could jeopardize or invalidate our proprietary information or expose us to potential litigation. For example, Sanofi and Gilead have the first right to enforce or defend certain intellectual property rights under the applicable collaboration arrangement with respect to particular licensed programs, and although we may have the right to assume the enforcement and defense of such intellectual property rights if the collaborator does not, our ability to do so may be compromised by their actions.

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Disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources.

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We may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control. For example, Sanofi may terminate its agreement with us if we undergo a change of control.

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Collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. For example, each of Sanofi and Gilead can terminate its agreement with us in its entirety or with respect to a specific target for convenience upon written notice or in connection with a material breach of the agreement by us that remains uncured for a specified period of time.

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Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated.

If our collaborations do not result in the successful development and commercialization of products, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed, and we may need additional resources to develop product candidates. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, marketing approval, and commercialization described in this prospectus apply to the activities of our collaborators. For more information regarding our collaboration agreements, see the section titled “Business—Collaborations.”

We may in the future decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of any product candidates we may develop. These relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the proposed collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of several factors. If we license rights to any product candidates we or our collaborators may develop, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

We may seek to establish additional collaborations. If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

We plan to continue to selectively pursue collaborations with leading biopharmaceutical companies with development and commercial expertise and capabilities. We face significant competition in attracting appropriate collaborators to advance the development of any product candidates for which we may seek a collaboration. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies and clinical trials, the likelihood of approval by the FDA or other regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, uncertainty with respect to our ownership of technology (which can exist if there is a challenge to such ownership without regard to the merits of the challenge), the terms of any existing collaboration agreements, and industry and market conditions generally. The collaborator also may have the opportunity to collaborate on other product candidates or technologies for similar indications and will have to evaluate whether such a collaboration could be more attractive than one with us.

Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical companies has reduced the number of potential future collaborators, and we may not be able to locate a suitable collaborator. Any collaboration we enter into may limit our ability to enter into future agreements on particular terms or covering similar target indications with other potential collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue from product sales, which could have an adverse effect on our business, prospects, financial condition and results of operations.

We expect to rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for completing such trials.

We expect to rely on third-party clinical research organizations, or CROs, to conduct our planned Phase 1 clinical trial programs for our lead product candidates NX-2127 and NX-1607 and other drug candidates. We currently do not plan to conduct any clinical trials independently. Agreements with these CROs might terminate for a variety of reasons, including for their failure to perform. Entry into alternative arrangements, if necessary, could significantly delay our product development activities.

Our reliance on these CROs for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols in the applicable IND. Moreover, the FDA requires compliance with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

If these CROs do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We rely on third-party contract manufacturing organizations for the manufacture of both drug substance and finished drug product for our product candidates for preclinical testing and expect to continue to do so for our clinical trials and commercialization. This reliance on third parties may increase the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for both drug substance and finished drug product, and ACT product. This reliance on CMOs, particularly where one CMO is the sole source of the drug substance or finished drug product, or ACT product, may increase the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish agreements with CMOs or to do so on acceptable terms. Even if we are able to establish agreements with CMOs, reliance on them entails additional risks, including:

•	reliance on the CMO for regulatory, compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the CMO;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the CMO at a time that is costly or inconvenient for us.

We have only limited technology transfer agreements in place with respect to our product candidates, and these arrangements do not extend to commercial supply. We acquire many key materials on a purchase order basis. As a result, we do not have long-term committed arrangements with respect to our product candidates and other materials. If we receive marketing approval for any of our product candidates, we will need to establish an agreement for commercial manufacture with a third party.

The CMOs we retain may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to suitable manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current CMOs cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Some of our suppliers may experience disruption to their respective supply chain due to the effects of the COVID-19 pandemic, which could delay, prevent or impair our development or commercialization efforts.

We obtain certain chemical or biological intermediates in the synthesis of our product candidates and NHPs for toxicology testing in countries affected by the COVID-19 pandemic. If we are unable to obtain these chemical or biological intermediates or NHPs in sufficient quantity and in a timely manner, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Our CMOs may be unable to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct clinical trials of our product candidates, we will need to manufacture them in large quantities. Quality issues may arise during scale-up activities. Our reliance on a limited number of CMOs, the complexity of drug manufacturing and the difficulty of scaling up a manufacturing process could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Furthermore, if our CMOs fail to deliver the required commercial quality and quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to secure one or more replacement CMOs capable of production in a timely manner at a substantially equivalent cost, then testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Risks related to the commercialization of our product candidates

Even if any of our product candidates receives marketing approval, a product candidate may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, ibrutinib is a well-established current treatment for CLL and other B-cell malignancies, and doctors may continue to rely on this and other treatments. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenue from product sales and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;

•	the prevalence and severity of any side effects, in particular compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing, sales and distribution support;

•	the availability of third-party payor coverage and adequate reimbursement;

•	the timing of any marketing approval in relation to other product approvals; and

•	any restrictions on the use of our products together with other medications.

If we are unable to establish sales and marketing capabilities, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of biopharmaceutical products. To achieve commercial success for any product for which we obtain marketing approval, we will need to establish sales, marketing and distribution capabilities, either by ourselves or through collaboration or other arrangements with third parties.

We currently expect that we may build our own focused, specialized sales and marketing organization to support the commercialization in the United States of product candidates for which we receive marketing approval and that can be commercialized with such capabilities. There are risks involved with establishing our own sales and marketing capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have incurred these commercialization expenses prematurely or unnecessarily. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales and marketing capabilities and enter into arrangements with third parties to perform these services, our revenue from product sales and our profitability, if any, are likely to be lower than if we ourselves were to market and sell any products that we develop. In addition, we may not be successful in entering into arrangements with third parties to market and sell our product candidates or may be unable to do so on terms that are acceptable to us. Any of these third parties may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, government authorities and third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, also may not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	termination of clinical trials;

•	withdrawal of marketing approval, recall, restriction on the approval or a “black box” warning or contraindication for an approved drug;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	injury to our reputation and significant negative media attention;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our product liability insurance coverage as we initiate our clinical trials, as we expand our clinical trials and if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain or increase our insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for our technology, current product candidates and any future product candidates that we may develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technology and product candidates similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be impaired, and we may not be able to compete effectively in our market.

Our commercial success depends, in large part, on our ability to obtain and maintain patent and other intellectual property and proprietary protection in the United States and other countries with respect to our product candidates and proprietary technology. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates. However, the portfolio covering our product candidates is at an early stage and comprised only of patent applications and we do not currently own or license any issued patents covering our product candidates. If we are unable to obtain or maintain patent protection with respect to our proprietary product candidates and technology or do not otherwise adequately protect our intellectual property, competitors and other third parties may be able to use our product candidates and technologies and erode or negate any competitive advantage that we may have, which could have a material adverse effect on our business. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors and other third parties to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Moreover, the patent applications we own, co-own or license may fail to result in issued patents that cover our current and future product candidates in the United States or in other foreign countries. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, a patent issues from such applications, and then only to the extent the issued claims cover the technology. If the patent applications we hold with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current and future product candidates, it could have a material adverse effect on our ability to commercialize our product candidates and our business.

To protect our proprietary positions, we file patent applications in the United States and other countries related to our novel technologies and product candidates that are important to our business. The patent application and prosecution process is expensive, complex and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications in all potential jurisdictions at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in the public domain. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. If any current or future licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors and other third parties may independently develop equivalent knowledge, methods and know-how. Any of these outcomes could impair our ability to prevent competition from third parties.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the protections offered by laws of different countries vary and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds and technologies commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights, whether owned or in-licensed, are highly uncertain. Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain patents or to enforce any patents that we might obtain in the future.

We may not be aware of all third-party intellectual property rights potentially relating to our current and future product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions typically are not published until

18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we or our licensors were the first inventors to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications, whether owned or in-licensed, may not result in patents being issued that protect our technology or product candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Moreover, we may be subject to a third-party preissuance submission of prior art to the USPTO challenging the validity of one or more claims of our owned or licensed patents. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our owned or licensed pending patent applications. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or other post-grant proceedings, in the United States or elsewhere, challenging our or our licensors’ patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights, which could significantly harm our business and results of operations. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, exclusivity, freedom to operate, or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, any threat to the breadth or strength of protection provided by our patents and patent applications could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Our patent estate consists of patent applications, many of which are at an early stage of prosecution. Many of our applications consist of pending priority applications that are not examined and pending applications under the Patent Cooperation Treaty, or PCT. Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines via applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications, and we will only have the opportunity to pursue and obtain patents in those jurisdictions where we pursue protection. A pending PCT patent application is not eligible to become an issued patent until, among other things, we file a national stage patent application within 30 months in the countries in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose our priority date with respect to our PCT patent applications and any patent protection on the inventions disclosed in such PCT patent applications. Even if our patent applications issue as patents and are unchallenged, they may not issue in a form that will provide us with any meaningful protection against competing products or processes sufficient to achieve our business objectives, prevent competitors and other third parties from competing with us or otherwise provide us with any competitive advantage. Our competitors and other third parties may be able to design around or circumvent our patents, should they issue, by developing similar or alternative technologies or products in a non-infringing manner. Our competitors and other third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable. If the patent protection provided by the patents and patent applications we own or license is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Any of the foregoing could have a material adverse effect on our business.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and therefore is costly, time-consuming and inherently uncertain. Past or future patent reform legislation in the United States and other countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, may diminish the value of our patents or narrow the scope of our patent protection and may affect the scope, strength and enforceability of our patent rights or the nature of proceedings that may be brought by or against us related to our patent rights. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. The effects of these changes are currently unclear as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law only became effective in March 2013. In addition, the courts have yet to address many of these provisions thus increasing the uncertainties and costs of prosecuting our patent applications and enforcing or defending issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Additionally, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Any of the foregoing, including any similar adverse changes in the patent laws of other jurisdictions, could also have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to obtain patent term extension for our product candidates.

Depending upon the timing, duration and specifics of any FDA marketing approval of our product candidates, one or more U.S. patents that we may own or license in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors and other parties may be able to enter the market sooner, and our revenue could be reduced. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Even if we are able to obtain patent protection for our product candidates, the life of such protection, if any, is limited, and third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us after the expiration of our patent rights, if any, and our ability to successfully commercialize any product or technology would be materially adversely affected.

The life of a patent and the protection it affords is limited. For example, in the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non provisional filing date. Even if we successfully obtain patent protection for an approved drug candidate, it may face competition from generic or biosimilar medications. Manufacturers of generic or biosimilar drugs may challenge the scope, validity or enforceability of our patents in court or before a patent office, and we may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would materially adversely affect any potential sales of that product.

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, our patents and patent applications may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if we believe we are eligible for certain patent term extensions, there can be no assurance that the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, will agree with our assessment of whether such extensions are available, and such authorities may refuse to grant extensions to our patents, or may grant more limited extensions than we request. The issued patents and pending patent applications, if issued, for our product candidates are expected to expire on various dates as described in the section “Business—Intellectual property.” Upon the expiration of patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and other third parties, which would materially adversely affect our business, financial condition, results of operations and prospects.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our product candidates. It may be necessary for us to use the patented or proprietary technology of a third party to commercialize our own technology or product candidates, in which case we would be required to obtain a license from such third party. A license to such intellectual property may not be available or may not be available on commercially reasonable terms, which could have a material adverse effect on our business and financial condition.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, also may be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates we may seek to acquire.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business.

Our commercial success depends, in part, upon our ability, and the ability of our collaborators to develop, manufacture, market and sell our product candidates and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties.

Numerous third-party U.S. and non-U.S. issued patents exist in the area of biotechnology, including in the area of CTMs and including patents owned or controlled by our competitors. There is considerable and complex intellectual property litigation in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, reexamination, and inter partes review proceedings before the USPTO and oppositions and other comparable proceedings in foreign jurisdictions. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, future product candidates and technology, including interference, derivation, reexamination or inter partes review proceedings before the USPTO. Our competitors or other third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future and claims may also come from competitors or other third parties against whom our own patent portfolio may have no deterrent effect. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Other parties may allege that our product candidates or the use of our technologies infringe patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization.

As we continue to develop and, if approved, commercialize our current and future product candidates, competitors or other third parties may claim that our technology infringes, misappropriates or otherwise violates their intellectual property rights. There are and may in the future be additional U.S. and foreign-issued patents and pending patent applications owned by third parties in the fields in which we are pursuing product candidates. For example, we are aware of a patent owned by a third party with a claim that covers many potential CTMs. This patent may be alleged to cover one or more of our CTM product candidates, including our NX-2127 product candidate. While we believe that we have valid defenses against any assertion of such patent against us, such defenses may be unsuccessful. If we are unsuccessful and any of our CTM product candidates is found to infringe this patent, we could be required to obtain a license to such patent or forced to permanently cease developing, manufacturing, marketing and commercializing the infringing CTM product candidate. We may not be able to obtain any required license on commercially reasonable terms or at all, and even if we were able to obtain a license, it could be non-exclusive, thereby giving the licensor and other third parties the right to use the same technologies licensed to us, and it could require us to make substantial licensing, royalty and other payments. We also could be forced, including by court order, to permanently cease developing, manufacturing, marketing and commercializing the product candidate. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willingly infringed any such patent. Even if we were ultimately to prevail, any litigation could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Moreover, as the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

Patent and other types of the intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. If we are found, or believe there is a risk we may be found, by a court of competent jurisdiction to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be required or may choose to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any such license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty or other payments. Without such a license, we could be forced, including by court order, to cease commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, which could be significant, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from commercializing our product candidates or future product candidates or force us to cease some of our business operations, which could materially harm our business. Alternatively, we may need to redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. If we lose a foreign patent lawsuit alleging our infringement of a competitor’s patents, we could be prevented from marketing our therapeutics in one or more foreign countries and/or be required to pay monetary damages for infringement or royalties in order to continue marketing. Claims that we have misappropriated the confidential information, trade secrets or other intellectual property of third parties could have a similar negative impact on our business. Any of these outcomes would have a material adverse effect on our business.

Further, we do not know which processes we will use for commercial manufacture of our future products, or which technologies owned or controlled by third parties may prove important or essential to those processes. Many companies have filed, and continue to file, patent applications related to novel protein modulation therapies that target disease-causing proteins and many companies have filed and continue to file patent applications related to ACT. Some of these patent applications have already been allowed or issued and others may issue in the future. Because this area is competitive and of strong interest to pharmaceutical and biotechnology companies, there likely will be additional patent applications filed and additional patents granted in the future, as well as additional research and development programs expected in the future. Furthermore, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending that we are not aware of that may later result in issued patents that may be infringed by the manufacture, use, sale or importation of our product candidates or future products. Additionally, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States may remain confidential until a patent issues. If a patent holder believes the manufacture, use, sale, offer for sale or importation of one of our product candidates or future products infringes its patent, the patent holder may sue us even if we have licensed other patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our licensed patent portfolio may therefore have no deterrent effect.

It is also possible that we have failed to identify all relevant third-party patents or applications. Patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale, importation or use of a current or future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications that have been published can, subject to certain limitations, later be amended in a manner that could cover our technologies, our future products or the manufacture or use of our future products.

Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future. If we were to challenge the validity of an issued U.S. patent in court, such as an issued U.S. patent of potential relevance to some of our product candidates or future product candidates or manufacture or methods of use, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This burden is a high one and in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity or enforceability by invalidating the claims of any such U.S. patent or finding that our product candidates or technology did not infringe any such claims.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may be time-consuming, cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities and ongoing business operations. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our future products or processes. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Unlike some of our larger competitors and other third parties, we may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. Uncertainties resulting from the litigation of patent litigation and other proceedings could delay our research development efforts, adversely affect our ability to raise additional funds, and could limit our ability to continue our operations. Any of the foregoing could have a material adverse effect on our business.

We may be subject to claims by third parties asserting that we or our employees, consultants, contractors or advisors have misappropriated, wrongfully used or disclosed alleged trade secrets or other intellectual property, or claiming ownership of what we regard as our own intellectual property.

We employ individuals who were previously employed at universities as well as other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We have received confidential and proprietary information from collaborators, prospective licensees and other third parties. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We also may in the future be subject to claims that we have caused such individual to breach the terms of his or her non-competition or non-solicitation agreement or from former employers or other third parties claiming to have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. In addition, we may lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees.

In addition, although it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, such assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. In addition, we or our licensors may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such litigation or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technology and product candidates. Such challenges may also result in our inability to develop, manufacture or commercialize our product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors, or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe our patents, the patents of our licensors, or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which, regardless of merit, can be expensive, time-consuming, unpredictable and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke those parties to assert counterclaims against us alleging that we infringe their patents or other intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours or our licensors is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, non-enablement or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or prevent third parties from competing with our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing partners were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on our product candidates. An adverse result in any litigation or proceeding involving our patents or patent applications may put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Even if we successfully assert our patents or other intellectual property rights, a court may not award remedies that sufficiently compensate us for our losses. The impact of public announcements of the results of hearings related to such awards on the price of our common stock may be uncertain. If securities analysts or investors perceive such results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Some of our competitors or other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel for significant periods of time during such litigation could outweigh any benefit we receive as a result of the proceedings. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain technology and product candidates outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors or other third parties may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent offices, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent are due to be paid to the USPTO and patent offices in foreign countries in several stages over the lifetime of the patent. The USPTO and patent offices in various foreign governmental require compliance with a number of procedural, documentary, fee payment and other similar requirements during the patent application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of a patent or patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors or other third parties might be able to enter the market, which would have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, and confidentiality agreements to maintain our competitive position. However, trade secrets can be difficult to protect. We seek to protect our trade secrets, proprietary technology and processes, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. As a result, we could lose our trade secrets and third parties could use our trade secrets to compete with our product candidates and technology.

We cannot guarantee that we have entered into such agreements with each party that may have or had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach.

Moreover, our competitors or other third parties may independently develop knowledge, methods and know-how equivalent to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third parties, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third parties, our competitive position would be harmed.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we own or license now or in the future;

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we, or our current or future license partners or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or license now or in the future;

•	we, or our current or future license partners or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending owned patent applications or those that we may own or license in the future will not lead to issued patents;

•	issued patents that we may hold rights to in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to regulatory approval and marketing of our product candidates

The regulatory approval process of the FDA is lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain marketing approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained marketing approval for any product candidate and it is possible that none of our existing product candidates, or any product candidates we may seek to develop in the future, will ever obtain marketing approval.

Our product candidates could be delayed or fail to receive marketing approval for many reasons, including the following:

•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the FDA may disagree with the design or implementation of our planned clinical trials;

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data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA to the FDA or other submissions necessary to obtain marketing approval in the United States;

•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, financial condition and prospects. The FDA has substantial discretion in the approval process, and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, or they may impose significant limitations in the form of narrow indications, warnings or Risk Evaluation and Mitigation Strategies. In addition, regulatory authorities may not approve the price we intend to charge for our products, may require precautions or contra-indications with respect to conditions of use, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We, as a company, do not have experience in filing for and obtaining regulatory approval to initiate a clinical trial or in manufacturing or in quality assurance in order to market a new drug in the United States or in any other jurisdiction.

As a company, we do not have experience in filing for or obtaining regulatory approval to initiate clinical trials or in manufacturing or in quality assurance in order to market a new drug and expect to rely on third-party clinical research organizations or other third-party consultants or vendors to assist us in this process. Our inexperience may result in failure to or delays in obtaining the required regulatory approvals to initiate clinical trials and to obtain marketing approval for our product candidates. If we are unable to obtain regulatory and marketing approval for our product candidates, or experience significant delays in our efforts to do so, our business could be substantially harmed.

Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad and may limit our ability to generate revenue from product sales.

To market and sell our product candidates in jurisdictions outside the United States, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, we must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Failure to obtain foreign regulatory approvals on a timely basis or non-compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any jurisdiction, which would materially impair our ability to generate revenue.

The United Kingdom’s recent exit from the European Union, or EU, commonly referred to as “Brexit,” continues to create political and economic uncertainty, particularly in the United Kingdom and the EU. Because a significant proportion of the regulatory framework in the United Kingdom is derived from EU directives and regulations, the withdrawal of the United Kingdom from the EU could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the EU.

If we fail to comply with the regulatory requirements in international markets and thus receive applicable marketing approvals, our target market will be reduced, our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected. We may not obtain foreign regulatory approvals on a timely basis, if at all. Our failure to obtain approval of any of our product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and our business prospects could decline.

Even if we, or any collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we, and any collaborators, will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation and reporting requirements. We, our third-party manufacturers, and any collaborators and their third-party manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we, or any collaborators, receive marketing approval for one or more of our product candidates, we, any collaborators, and our respective third-party manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

If we, and any collaborators, are not able to comply with post-approval regulatory requirements, we, and any collaborators, could have the marketing approvals for our products withdrawn by regulatory authorities and our, or any collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our business, operating results, financial condition and prospects.

Any product candidate for which we, or any collaborators, obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market and we, or any collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products when and if any of them are approved.

Any product candidate for which we, or any collaborators, obtain marketing approval, as well as the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a risk evaluation and mitigation strategy. New cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If any of our product candidates receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product.

The FDA also may impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product, including the adoption and implementation of risk evaluation and mitigation strategies. The FDA and other agencies, including the Department of Justice, or DOJ, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we do not market our products only for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown side effects or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions and warnings on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	suspension of any ongoing clinical trials;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions or the imposition of civil or criminal penalties; or

•	litigation involving patients using our products.

Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, also can result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can lead to significant penalties and sanctions.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs applicable to drug manufacturers which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation and reporting requirements. We, any contract manufacturers we may engage in the future, our collaborators and their contract manufacturers also will be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to clinicians, recordkeeping, and costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product, such as the requirement to implement a risk evaluation and mitigation strategy.

Our operations and relationships with future customers, providers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to penalties including criminal sanctions, civil penalties, exclusions from government programs, contractual damages and reputational harm, and could diminish our future profits and earnings.

Our future arrangements with third-party payors, physicians, and other customers will subject us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we obtain marketing approval.

Restrictions under applicable U.S. federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute, a criminal law, prohibits, among other things, persons and entities from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, leasing, ordering, or arranging for, referring, or recommending the purchase, lease or order of any good or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid;

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the federal civil False Claims Act, which may be enforced through civil whistleblower or qui tam actions and is often used to enforce the federal Anti-Kickback Statute and other healthcare laws and regulations, imposes civil penalties and potential exclusion from federal healthcare programs, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or for making a false record or statement material to an obligation to pay the federal government or for knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government;

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federal criminal statutes created by the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, impose criminal liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private insurance plans, or, in any matter involving a healthcare benefit program, for knowingly and willfully making materially false, fictitious or fraudulent statements in connection with the delivery of or payment for health care benefits;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, also imposes obligations, including mandatory contractual terms, on certain types of people and entities with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Food, Drug, and Cosmetic Act which among other things, strictly regulates drug marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples;

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the federal and state laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs

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the federal Physician Payment Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report payments and other transfers of value to physicians, teaching hospitals, and, beginning in 2022, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives as well as certain ownership and investment interests held by physicians and their immediate families, which includes annual data collection and reporting obligations; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and relevant compliance guidance promulgated by the federal government. State laws also require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of product candidates from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

The efforts of the Trump Administration to pursue regulatory reform may limit the FDA’s ability to engage in oversight and implementation activities in the normal course, and that could negatively impact our business.

The Trump Administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance. On January 30, 2017, President Trump issued an executive order, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This executive order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and on February 2, 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Current and future legislation may increase the difficulty and cost for us, and any collaborators, to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any FDA approved product.

Healthcare reform measures that may be adopted in the future, may result in reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

To date, there have been several recent U.S. congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient support programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. Although any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump Administration have indicated that they will continue to seek new legislative and/or administrative measures to control drug costs.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing. These include legislation and regulations regarding price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, legislative action designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues from the sales of drugs, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain reimbursement or pricing approval in some countries, we, or our collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our drug to other available therapies. If reimbursement of our drugs is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Risks related to employees, managing our growth and other legal matters

The outbreak of COVID-19 may adversely affect our business and the market price of our common stock.

The recent global pandemic of COVID-19 is impacting worldwide economic activity and poses the risk that we or our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Although it is not possible at this time to estimate the impact that COVID-19 could have on our business, the continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of both drug substance and finished drug product for our product candidates for preclinical testing and clinical trials, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect our ability to obtain regulatory approvals. The COVID-19 outbreak and mitigation measures also may have an adverse impact on global economic conditions, which could adversely impact our business, financial condition or results of operations. Additionally, the COVID-19 outbreak has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past as a result of the COVID-19 outbreak could have an adverse effect on our ability to access capital and on the market price of our common stock. It is currently not possible to predict how long the COVID-19 outbreak will last or the time that it will take for economic activity to return to prior levels. The extent to which the COVID-19 outbreak impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions taken to contain its impact. See also “—Risks related to dependence on third parties.”

If we fail to attract and retain management and other key personnel, we may be unable to continue to successfully develop our current and any future product candidates, commercialize our product candidates or otherwise implement our business plan.

Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract and retain highly qualified managerial, scientific, medical, sales and marketing and other personnel. We are highly dependent on our management and scientific personnel, including our Chief Executive Officer, Arthur T. Sands, M.D., Ph.D and our Senior Vice President, Research, Gwenn Hansen, Ph.D. The loss of the services of Drs. Sands and Hansen or other members of our senior leadership team could impede, delay or prevent the successful development of our product pipeline, completion of our planned clinical trials, commercialization of our products or in-licensing or acquisition of new assets, and could negatively impact our ability to successfully implement our business plan. If we lose the services of such individuals, we might not be able to find suitable replacements on a timely basis or at all, and our business could be harmed as a result. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

We employ all of our executive officers and key personnel on an at-will basis and their employment can be terminated by us or them at any time, for any reason and without notice. In order to retain valuable employees at our company, in addition to salary and cash incentives, we provide stock options that vest over time. The value to employees of stock options that vest over time will be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract offers from other companies.

Moreover, we might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco Bay Area where we are headquartered. We could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. Many pharmaceutical companies with whom we compete for qualified personnel have greater financial and other resources, different risk profiles and longer histories in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will harm our ability to implement our business strategy and achieve our business objectives.

In addition, we have scientific and clinical advisors who assist us in formulating our development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We will need to grow our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of February 29, 2020, we had 96 full-time employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. In addition, we have limited experience in product development and expect to file an IND with the FDA for our first clinical trial for our first product candidate in                . As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws.

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include:

•	intentional, reckless or negligent conduct or disclosure to us of unauthorized activities that violate the regulations of the FDA or similar foreign regulatory authorities;

•	healthcare fraud and abuse in violation of U.S. and foreign laws and regulations;

•	violations of U.S. federal securities laws relating to trading in our common stock; and

•	failures to report financial information or data accurately.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations regulate a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. We intend to adopt, prior to completing this offering, a code of conduct and to implement other internal controls applicable to all of our employees. However, it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective. Additionally, we are subject to the risk that a person could allege fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, diminished profits and future earnings, any of which could adversely affect our ability to operate our business or cause reputational harm.

We depend on our information technology systems, and any failure of these systems, or those of our CROs, third-party vendors, collaborators or other contractors or consultants we may utilize, could harm our business. Security breaches, cyber-attacks, loss of data, and other disruptions could compromise sensitive information related to our business or other personal information, prevent us from accessing critical information and expose us to liability, which could adversely affect our business, reputation, results of operations, financial condition and prospects.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems, infrastructure and data to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including but not limited to intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent data compromise, and rely on commercially available systems, software, tools and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information.

Despite the implementation of security measures, our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet (including harmful attachments to emails, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), persons inside our organization, or persons with access to systems inside our organization. Any of the foregoing may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of source. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be material, and although we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, or financial condition. If such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption or delay of our product development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, if any such event, including a computer security breach, results in the unauthorized access, use or release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws (and other similar non-U.S. laws), subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could have a material adverse effect on our business, results of operations, prospects and financial condition.

We are or may become subject to a variety of stringent privacy and data security laws, regulations, policies and contractual obligations related to data privacy and security, and changes in such laws, regulations, policies and contractual obligations and our failure, or any failure by our third-party vendors, collaborators, contractors or consultants, to comply with them could harm our business.

We maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, a large quantity of sensitive information, including confidential business, personal and patient health information in connection with our preclinical studies and our employees, and are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. Failure by us or our third-party vendors, collaborators, contractors and consultants to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and the legislative landscape is constantly evolving. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties. The U.S.

Department of Health and Human Services, or HHS, has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

Data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect. For example, in June 2018 the State of California enacted the California Consumer Privacy Act of 2018, or the CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. Moreover, although the CCPA includes limited exceptions from its prescriptions, including exceptions for personal health information collected by covered entities or business associates subject to HIPAA, among others, the CCPA may regulate or impact our processing of personal information depending on the context. Moreover, certain exceptions built into the CCPA are set to sunset at the end of the 2020, in particular with regard to business contact and employee personal information. It remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S. Indeed, a number of state legislatures are considering privacy and/or data protection laws, which could increase our potential liability and adversely affect our business. The interplay of federal and state laws (e.g., in addition to California, Massachusetts and Nevada have adopted laws requiring the implementation of certain security measures to protect personal information, and all 50 states and the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam have adopted breach notification laws) may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy, security and data use issues in the U.S. continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to products and services could intensify.

In addition, in May 2018, a new privacy regime, the General Data Protection Regulation, or the GDPR, took effect in the European Economic Area, or EEA. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons, replacing data protection laws issued by each EU member state based on the Directive 95/46/EC, or the Directive. Unlike the Directive, which needed to be transposed at a national level, the GDPR text is directly applicable in each EU member state, resulting in a more uniform application of data privacy laws across the EU. Among other things, the GDPR imposes new requirements regarding the security of personal data and notification of data processing obligations to the competent national data processing authorities, changes the lawful bases on which personal data can be processed, expands the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws. For example, following a decision of the Court of Justice of the EU in October 2015, the transfer of personal data to U.S. companies that had certified as members of the U.S. Safe Harbor Scheme, was declared invalid. In July 2016, the European Commission adopted the EU-U.S. Privacy Shield Framework, or the Privacy Shield Framework, which replaced the U.S. Safe Harbor Scheme. The Privacy Shield Framework is reviewed by European authorities annually, and there is pending litigation challenging other EU mechanisms for adequate data transfers. Additionally, other countries (e.g., Australia and Japan) have adopted certain legal requirements for cross-border transfers of personal information. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our global turnover). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way post-Brexit, Brexit has created uncertainty with regard to the future of regulation of data protection in the United Kingdom. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services.

It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we or our third-party vendors, collaborators, contractors and consultants fail to comply with any such laws or regulations, we may face regulatory investigations, significant fines and penalties, reputational damage or be required to change our business practices, all of which could adversely affect our business, financial condition and results of operations. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with customers and have a material and adverse impact on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

U.S. federal income tax reform and changes in other tax laws could adversely affect us.

In December 2017, U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act, or the TCJA, was signed into law, significantly reforming the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of business interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a partial “territorial” system, and modifies or repeals many business deductions and credits.

In March 2020, U.S. federal tax legislation named the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, was signed into law. Such legislation modified the TCJA by, among other things, eliminating the limitation on the deduction of NOLs to 80% of current year taxable income for tax years beginning before January 1, 2021, and increasing the amount of interest expense that may be deducted from 30% to 50% of adjusted taxable income for tax years beginning in 2019 or 2020.

The TCJA is a far-reaching and complex revision to the U.S. federal income tax laws with disparate and, in some cases, countervailing impacts on different categories of taxpayers and industries. The long-term impact of the

TCJA, as modified by the CARES Act, on the overall economy, the industries in which we operate and our and our partners’ businesses still cannot be reliably predicted. There can be no assurance that the TCJA, as modified by the CARES Act, will not negatively impact our future operating results. The estimated impact of the TCJA, as modified by the CARES Act, is based on our management’s current knowledge and assumptions, following consultation with our tax advisors. Because of our valuation allowance in the U.S., ongoing tax effects of the TCJA, as modified by the CARES Act, are not expected to materially change our effective tax rate in future periods.

In addition, new legislation or regulations that could affect our tax burden could be enacted by any governmental authority. We cannot predict the timing or extent of such tax-related developments that could negatively impact our financial results. Additionally, we use our best judgment in attempting to quantify and reserve for these tax obligations. However, a challenge by a taxing authority, our ability to utilize tax benefits such as carryforwards or tax credits, or a deviation from other tax-related assumptions could have a material adverse effect on our business, results of operations, or financial condition.

Our ability to utilize our net operating loss carryforwards may be subject to limitations.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. As of November 30, 2019, we had federal and state net operating loss, or NOL, carryforwards of approximately $94.2 million and $134.8 million, respectively. To the extent we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, subject to the restrictions and exceptions described below. Federal NOLs generated in tax years beginning on or before December 31, 2017 may be carried forward 20 tax years and expire on various dates beginning in 2029. Under the TCJA, as modified by the CARES Act, NOLs arising in tax years beginning on or before December 31, 2017 may be carried back two tax years, NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back five tax years and NOLs arising in tax years beginning after December 31, 2020 may not be carried back. We intend to carry back NOLs and file refund claims to recover approximately $19.6 million of income tax we paid in 2016. Refund claims may not be successful and are not reflected in the financial statements included elsewhere in this prospectus. NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried forward indefinitely, but are limited to 80% of our taxable income in tax years beginning after December 31, 2020. State NOLs can be carried forward 20 years and begin expiring in 2029.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We have identified two ownership changes since our inception that have triggered a limitation on pre-change NOLs under Section 382. A majority of our pre-change NOLs remain available within the carryforward period provided by the Code, subject to availability of taxable income. We may have experienced additional ownership changes that have not yet been identified that could result in the expiration of our NOL and credit carryforwards before utilization and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset U.S. federal taxable income may be subject to limitations that potentially could result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Future acquisitions or strategic alliances could disrupt our business and harm our financial condition and results of operations.

We may acquire additional businesses or drugs, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new drugs resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot be certain that, following any such acquisition, we will achieve the expected synergies to justify the transaction. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development efforts;

•	retention of key employees from the acquired company;

•	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

•

liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violation of laws, commercial disputes, tax liabilities and other known liabilities;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions or strategic alliances could cause us to fail to realize the anticipated benefits of these transactions, cause us to incur unanticipated liabilities and harm the business generally. There also is a risk that future acquisitions will result in our incurring debt, contingent liabilities, amortization expenses or incremental operating expenses, any of which could harm our financial condition or results of operations.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, or other remedial measures and legal expenses, any of which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the Foreign Corrupt Practices Act, or the FCPA, the Bribery Act and other anticorruption laws that apply in countries where we do business and may do business in the future. The FCPA, the Bribery Act and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential FCPA or Bribery Act violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the Bribery Act or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We also are subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, United Kingdom and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, which we collectively refer to as Trade Control Laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, the Bribery Act, or other legal requirements including Trade Control Laws. If we are not in compliance with the FCPA, the Bribery Act, and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, legal expenses, and disgorgement and other sanctions and remedial measures, which could have an adverse impact on our business, financial condition, results of operations and liquidity. The Securities and Exchange Commission, or the SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Likewise, any investigation of any potential violations of the FCPA, the Bribery Act, other anti-corruption laws or Trade Control Laws by U.S., U.K. or other authorities also could have an adverse impact on our reputation, our business, results of operations and financial condition.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could significantly harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may produce hazardous waste products. Although we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts, which could adversely affect our business, financial condition, results of operations or prospects. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Unfavorable global economic conditions could adversely affect our business, financial condition, stock price and results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Similarly, the recent significant volatility associated with the COVID-19 outbreak has caused significant instability and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the global financial crisis, could result in a variety of risks to our business, including weakened demand for our product candidates and in our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy also could strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. We cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact our business. Furthermore, our stock price may decline due in part to the volatility of the stock market and any general economic downturn.

Our current operations are in the San Francisco Bay Area, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters as to which our business continuity and disaster recovery plans may not be adequate to protect us.

Our current operations are located in our facilities in San Francisco, California. Any unplanned event, such as earthquake, flood, fire, explosion, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accident or incident that result in our being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations, and have a material adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Risks related to our common stock and this offering

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to the ongoing development of our product candidates, DELigase platform or future development programs;

•	results of preclinical and clinical trials, or the addition or termination of clinical trials or funding support by us or by existing or future collaborators or licensing partners;

•

our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our stock price may be volatile and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this section of the prospectus entitled “Risk factors” and the following:

•	results of preclinical studies and clinical trials of our product candidates, or those of our competitors or our existing or future collaborators;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our product candidates;

•	the success of competitive products or technologies;

•	introductions and announcements of new products by us, our collaboration partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	actual or anticipated variations in our financial results or in those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

•	developments concerning our current or future collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our product candidates and products;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may provide to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	announcement and expectation of additional financing efforts;

•	speculation in the press or investment community;

•	trading volume of our common stock;

•	sales of our common stock by us or our stockholders;

•	the concentrated ownership of our common stock;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	effects of public health crises, pandemics and epidemics, such as COVID-19;

•	natural disasters and other calamities; and

•	general economic, industry and market conditions.

In addition, the stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk factors” section, could have a dramatic and adverse impact on the market price of our common stock.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering at the initial public offering price of $                per share you will incur immediate and substantial dilution of $                per share, representing the difference between the

initial public offering price of $                per share and our pro forma net tangible book value per share as of February 29, 2020 after giving effect to this offering and the conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering.

Moreover, we issued options in the past to acquire common stock at prices below the initial public offering price. As of February 29, 2020, there were                shares of common stock subject to outstanding options under our 2012 Plan. To the extent these outstanding options and options granted in the future are ultimately exercised, you will incur further dilution.

For a further description of the dilution you will experience immediately after this offering, see the section entitled “Dilution.”

An active and liquid trading market for our common stock may not develop and you may not be able to resell your shares of common stock at or above the public offering price.

Prior to this offering, no market for shares of our common stock existed, and an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market also may reduce the fair market value of your shares. Furthermore, an inactive market also may impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of May 31, 2020, prior to this offering, our executive officers, directors and affiliates beneficially owned approximately                % of our voting stock and, upon the completion of this offering, that same group will hold approximately                % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock. As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Based on shares outstanding as of February 29, 2020, upon completion of this offering, we will have outstanding a total of                shares of common stock. Of these shares, only                shares of common stock sold in this offering, or                shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after this offering. Each of our officers, directors and substantially all of our stockholders have entered or will enter into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. However, our underwriters may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of February 29, 2020, up to an additional                 shares of common stock will be eligible for sale in the public market,                of which are held by our officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition,                 shares of our common stock that are subject to outstanding options as of February 29, 2020 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act.

After this offering, the holders of an aggregate of                shares of our outstanding common stock as of February 29, 2020 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to the 180-day lock-up period under the lock-up agreements described above and in the section entitled “Underwriting.”

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock.

We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of such analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.

The future sale and issuance of equity or of debt securities that are convertible into equity will dilute our share capital.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent additional capital is raised through the sale and issuance of shares or other securities convertible into shares, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

We are an “emerging growth company” and a “smaller reporting company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are required to provide only two years of audited financial statements and two years of selected financial data in this prospectus.

We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior May 31, or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we no longer would be an emerging growth company as of the following November 30, or if we issue more than $1.0 billion in non-convertible debt during the prior three-year period before that time, in which case we no longer would be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we still may qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less-active trading market for our common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies also may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We also are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million as of the prior May 31 and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million as of the prior May 31, or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the prior May 31. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and our restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions also could make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or to take other corporate actions, including effecting changes in our management. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may be removed only “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, or the DGCL, may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

Our restated certificate of incorporation and our restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated certificate of incorporation, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation and/or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer are an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will be required to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements also could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Moreover, these rules and regulations often are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which process is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

In the course of preparing our financial statements for fiscal years 2018 and 2019, we identified a material weakness in our internal control over financial reporting. Specifically, we did not design and maintain formally documented controls and accounting policies and procedures, including information technology, general controls and segregation of duties over the review and approval of account reconciliations and manual journal entries. This material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. To address our material weakness, we have added personnel as well as implemented new financial systems and processes. We intend to continue to take steps to remediate the material weakness through hiring additional accounting and financial reporting personnel, formalizing documentation of policies and procedures and further evolving our accounting processes.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We cannot assure you that we have identified all material weaknesses. Moreover, our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods, which could cause the price of our common stock to decline. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by such terminology as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing of our planned IND submissions for our lead product candidates NX-2127 and NX-1607 and other drug candidates;

•

the timing and conduct of our clinical trial programs for our lead product candidates NX-2127 and NX-1607 and other drug candidates, including statements regarding the timing of initiation of the clinical trials;

•	the timing of, and our ability to obtain, marketing approvals for our lead product candidates NX-2127 and NX-1607 and other drug candidates;

•	our plans to pursue research and development of other product candidates;

•	the potential advantages of our DELigase platform and our product candidates;

•	the extent to which our scientific approach and DELigase platform may potentially address a broad range of diseases;

•	the potential benefits of our arrangements with Sanofi and Gilead;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the potential receipt of revenue from future sales of our product candidates;

•	the rate and degree of market acceptance and clinical utility of our product candidates;

•	our estimates regarding the potential market opportunity for our product candidates;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for the manufacturing of our product candidates;

•	the potential achievement of milestones and receipt of royalty payments under our collaborations;

•	our ability to enter into additional collaborations with third parties;

•	our intellectual property position;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations; and

•	our competitive position.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Market and industry data

This prospectus contains estimates and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Use of proceeds

We estimate that the net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $                 million, or $                 million if the underwriters exercise their option to purchase additional shares in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) the net proceeds that we receive from this offering by $                 million, assuming that the assumed initial public offering price, which is the midpoint of the estimated price range set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $ million to $ million to fund the development of NX-2127 through ;

•	approximately $ million to $ million to fund the development of NX-1607 through ;

•	approximately $ million to $ million to fund the development of other preclinical programs; and

•	any remaining amounts to conduct research, fund the further development of our technology platform, broaden our pipeline of product candidates and for working capital and general corporate purposes.

Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash, cash equivalents and investments, the proceeds from our recent Series D redeemable convertible preferred stock financing and proceeds from our Sanofi and Gilead collaborations, will be sufficient for us to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. The amounts we actually expend in these areas, the timing thereof, and the extent of clinical development may vary significantly from our current intentions and will depend on a number of factors, including the status, results and timing of our current preclinical studies and those which we may commence in the future, the design of, and status and results, from any clinical trials, our current collaborations and any new collaborations we may enter into with third parties, actual expenses to operate our business and any unforeseen cash needs. We may use a portion of the net proceeds for the acquisition of, or investment in, businesses or technologies that complement our business, although we have no present commitments or agreements. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

Pending the uses described above, we intend to invest the net proceeds from this offering in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash, cash equivalents and investments and capitalization as of February 29, 2020 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the receipt of $119.9 million in net proceeds from the sale of 28,294,111 shares of Series D redeemable convertible preferred stock subsequent to February 29, 2020, (ii) the automatic conversion of all 66,735,778 shares of our outstanding redeemable convertible preferred stock, consisting of 38,441,667 outstanding shares of our redeemable convertible preferred stock as of February 29, 2020 and 28,294,111 outstanding shares of our redeemable convertible preferred stock issued subsequent to February 29, 2020, into an equivalent number of shares of common stock immediately prior to the completion of this offering, and (iii) the effectiveness of our restated certificate of incorporation in connection with the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments described above, (ii) the sale of                  shares of common stock in this offering, based upon an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering. You should read this table together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes, each included elsewhere in this prospectus.

	As of February 29, 2020
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash, cash equivalents and investments	$78,931	$198,855	$

Redeemable convertible preferred stock, $0.001 par value: 48,441,667 shares authorized, 38,441,667 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	48,195	—

Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value: 65,000,000 shares authorized, 11,001,182 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted, 77,736,960 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	11	78
Additional paid-in-capital	2,977	171,029
Accumulated other comprehensive income	57	57
Accumulated deficit	(72,847)	(72,847)

Total stockholders’ (deficit) equity	(69,802)	98,317

Total capitalization	$(21,607)	$98,317	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and investments, additional paid-in-capital, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and investments, additional paid-in-capital, total stockholders’ equity and total capitalization by $ million, assuming the assumed initial public offering price, which is the midpoint of the estimated price range set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The table above excludes the following shares:

•	7,894,692 shares of common stock issuable upon the exercise of stock options outstanding as of February 29, 2020 under our 2012 Plan, with a weighted-average exercise price of $1.01 per share;

•	1,835,180 shares of common stock issuable upon the exercise of stock options granted after February 29, 2020 under our 2012 Plan, with a weighted-average exercise price of $3.13 per share; and

•

                 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 368,384 shares of common stock reserved for future issuance under our 2012 Plan as of February 29, 2020, (ii)                  shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part, and (iii)                  shares of common stock reserved for future issuance under our 2020 ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Upon completion of this offering, any remaining shares available for issuance under our 2012 Plan will be added to the shares reserved under our 2020 Plan and we will cease granting awards under our 2012 Plan. Our 2020 Plan and 2020 ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities and redeemable convertible preferred stock by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of February 29, 2020 was $(69.8) million, or $(6.34) per share, based on 11,001,182 shares of common stock outstanding as of February 29, 2020. Our pro forma net tangible book value as of February 29, 2020 was $                 million, or $                 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets (which excludes deferred offering costs) reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of February 29, 2020, after giving effect to (i) the receipt of $119.9 million in net proceeds from the sale of 28,294,111 shares of Series D redeemable convertible preferred stock subsequent to February 29, 2020 and (ii) the automatic conversion of all 66,735,778 shares of our outstanding redeemable convertible preferred stock, consisting of 38,441,667 outstanding shares of our redeemable convertible preferred stock as of February 29, 2020 and 28,294,111 outstanding shares of our redeemable convertible preferred stock issued subsequent to February 29, 2020, into an equivalent number of shares of common stock immediately prior to the completion of this offering.

Net tangible book value dilution per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving further effect to (i) the pro forma adjustments set forth above, and (ii) our sale in this offering of                  shares of our common stock at an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of February 29, 2020 would have been $                 million, or $                 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and an immediate dilution of $                 per share to new investors in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of February 29, 2020	$(6.34)
Pro forma change in historical net tangible book value (deficit) per share attributable to the pro forma transactions described in the preceding paragraphs

Pro forma net tangible book value per share as of February 29, 2020
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $                 million, or $                 per share and would decrease (increase) the dilution in pro forma as adjusted net tangible book value per share to new investors in

this offering by $                 per share, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered in this offering would increase (decrease) our pro forma as adjusted net tangible book value by $                 million, or $                 per share, and would decrease (increase) dilution per share to new investors in this offering by $                 per share, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book value per share after this offering would be $                 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $                 per share and the dilution to new investors in this offering would be $                 per share.

The following table shows, as of February 29, 2020, on a pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid or to be paid to us and the average price paid per share by existing stockholders for shares issued prior to this offering and the price to be paid by new investors purchasing common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
(in thousands, except per share amounts and percentages)	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $                 million, assuming that the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered in this offering would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $                 million, assuming the assumed initial public offering price, which is the midpoint of the estimated price range set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

In addition, to the extent that any outstanding stock options are exercised, investors in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own                 % and our new investors would own                 % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of common stock outstanding as of February 29, 2020 excludes:

•	7,894,692 shares of common stock issuable upon the exercise of stock options outstanding as of February 29, 2020 under our 2012 Plan, with a weighted-average exercise price of $1.01 per share;

•	1,835,180 shares of common stock issuable upon the exercise of stock options granted after February 29, 2020 under our 2012 Plan, with a weighted-average exercise price of $3.13 per share; and

•

             shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 368,384 shares of common stock reserved for future issuance under our 2012 Plan as of February 29, 2020, (ii)                 shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part, and (iii)                 shares of common stock reserved for future issuance under our 2020 ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Upon completion of this offering, any remaining shares available for issuance under our 2012 Plan will be added to the shares reserved under our 2020 Plan and we will cease granting awards under our 2012 Plan. Our 2020 Plan and 2020 ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

Selected financial data

The following tables set forth our selected statements of operations and balance sheet data. We derived our selected statements of operations data for the years ended November 30, 2018 and November 30, 2019 and our selected balance sheet data as of November 30, 2018 and November 30, 2019 from our audited financial statements included elsewhere in this prospectus. We derived our selected statements of operations data for the three months ended February 28, 2019 and February 29, 2020 and our selected balance sheet data as of February 29, 2020 from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements were prepared in accordance with U.S. generally accepted accounting principles. Except as described in the immediately succeeding paragraph, our unaudited interim condensed financial statements have been prepared on the same basis as our audited annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of our financial position and the results for the interim periods presented.

Effective December 1, 2019, we adopted Topic 606, Revenue from Contracts with Customers. As such, the unaudited interim condensed financial statements for the three months ended February 29, 2020 and as of February 29, 2020 were prepared to reflect the adoption of Topic 606.

The following selected financial data should be read in conjunction with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period and results for the three months ended February 29, 2020 are not necessarily indicative of results to be expected for the full year ending November 30, 2020 or any other period. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year ended		Three months ended
(in thousands, except share and per share amounts)	November 30, 2018	November 30, 2019	February 28, 2019	February 29, 2020

Statements of operations:
Collaboration revenue(1)	$37,449	$31,115	$9,234	$2,864

Operating expenses:
Research and development	40,514	45,025	10,434	12,967
General and administrative	6,674	8,326	1,670	2,450

Total operating expenses	47,188	53,351	12,104	15,417
Loss from operations	(9,739)	(22,236)	(2,870)	(12,553)
Interest income	818	776	194	173

Loss before provision for income taxes	(8,921)	(21,460)	(2,676)	(12,380)
Provision for income taxes	(507)	(239)	(9)	(11)

Net loss	$(9,428)	$(21,699)	$(2,685)	$(12,391)

Other comprehensive loss
Unrealized gain on available-for-sale investments	22	2	5	59

Total comprehensive loss	$(9,406)	$(21,697)	$(2,680)	$(12,332)

	Year ended		Three months ended
(in thousands, except share and per share amounts)	November 30, 2018	November 30, 2019	February 28, 2019	February 29, 2020
Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.12)	$(2.20)	$(0.28)	$(1.18)

Weighted-average number of shares outstanding, basic and diluted(2)	8,451,597	9,877,542	9,431,164	10,524,362

Pro forma net loss per share, basic and diluted(2)		$(0.45)		$(0.25)

Pro forma weighted-average number of shares outstanding, basic and diluted(2)		48,319,209		48,966,029

(1)	Collaboration revenue for the years ended November 30, 2018 and 2019 includes related party revenue of $37.4 million and $28.4 million, respectively. Collaboration revenue for the three months ended February 28, 2019 and February 29, 2020 includes related party revenue of $9.2 million and $0, respectively.

(2)	See Note 2 and Note 12 of the notes to our audited financial statements and unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, basic and diluted pro forma net loss per share, and basic and diluted weighted-average number of shares used in the computation of the per share amounts.

	As of November 30,		As of February 29,
(in thousands)	2018	2019	2020

Balance sheet data:
Cash, cash equivalents and investments	$39,039	$38,226	$78,931
Working capital(1)	7,822	23,217	46,627
Total assets	45,397	44,048	88,789
Total liabilities	34,049	53,567	110,396
Redeemable convertible preferred stock	48,195	48,195	48,195
Accumulated deficit	(38,757)	(60,456)	(72,847)
Total stockholders’ deficit	(36,847)	(57,714)	(69,802)

(1)	We define working capital as current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected financial data” and the financial statements and related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk factors” included elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of oral, small molecule therapies designed to modulate cellular protein levels as a novel treatment approach for cancer and immune disorders. Leveraging our extensive expertise in E3 ligases together with our proprietary DNA-encoded libraries, we have built DELigase, an integrated discovery platform to identify and advance novel drug candidates targeting E3 ligases, a broad class of enzymes that can modulate proteins within the cell. Our drug discovery approach is to either harness or inhibit the natural function of E3 ligases within the UPS to selectively decrease or increase cellular protein levels. Our wholly owned pipeline comprises targeted protein degraders of BTK, a B-cell signaling protein, and inhibitors of CBL-B, an E3 ligase that regulates T cell activation. Our lead drug candidate from our protein degradation portfolio, NX-2127, is an orally available BTK degrader for the treatment of relapsed or refractory B-cell malignancies. We expect to file an IND for NX-2127 in                  and to commence a Phase 1 clinical trial thereafter. Our lead drug candidate from our E3 ligase inhibitor portfolio, NX-1607, is an orally available CBL-B inhibitor for immuno-oncology indications. We expect to file an IND for NX-1607 in                  and to commence a Phase 1 clinical trial thereafter. Beyond these portfolios, we are advancing additional preclinical programs, either independently or through our established strategic collaborations with Sanofi and Gilead.

Since the commencement of our operations, we have devoted substantially all of our resources to conducting research and development activities, establishing and maintaining our intellectual property portfolio, establishing our corporate infrastructure, raising capital and providing general and administrative support for these operations. We have funded our operations to date primarily from proceeds received under collaboration and license agreements with Sanofi, Gilead, and Celgene Corporation, or Celgene, and the issuance and sale of redeemable convertible preferred stock. We do not have any products approved for sale, and we have not generated any revenue from product sales. We do not expect to generate product revenue unless and until we successfully develop and obtain approval for the commercialization of a product candidate, and we cannot assure you that we will ever generate significant revenue or profits.

Since inception, we have incurred significant losses and negative cash flows from operations. We incurred net losses of $9.4 million and $21.7 million during the years ended November 30, 2018 and 2019, respectively, and $2.7 million and $12.4 million during the three months ended February 28, 2019 and February 29, 2020, respectively. As of February 29, 2020, we had an accumulated deficit of $72.8 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We do not expect to generate any revenue from commercial product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. We expect our expenses and our operating losses will increase substantially as we advance our product candidates through preclinical and into clinical development; enter advanced clinical development and scale up external manufacturing capabilities to supply clinical trials; apply our DELigase platform to advance additional product candidates and expand the capabilities of our platform; seek marketing approvals for any product candidates that successfully complete clinical trials; ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain marketing approval; expand, maintain and protect our intellectual property portfolio; and hire additional clinical, regulatory, manufacturing, quality assurance and scientific personnel. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, insurance, investor relations and other administrative and professional services expenses that we did not incur as a private company.

Our net losses and cash flows may fluctuate significantly from period to period, depending on, among other things, variations in the level of expense related to the ongoing development of our product candidates, our DELigase platform or future development programs; the delay, addition or termination of clinical trials; and the execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under such arrangements.

As of November 30, 2019 and February 29, 2020, we had $38.2 million and $78.9 million in cash, cash equivalents and investments, respectively. In December 2019, we entered into our global strategic collaboration with Sanofi, or the Sanofi Agreement, pursuant to which we received an upfront payment of $55.0 million in January 2020. We also received $119.9 million in net proceeds from the sale of our Series D redeemable convertible preferred stock in March 2020. We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and investments, the proceeds from our recent Series D redeemable convertible preferred stock financing and proceeds from our Sanofi and Gilead collaborations will be sufficient to fund our operations through                 . The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available at favorable terms, we may be required to reduce operating expenses, delay or reduce the scope of our product development and commercial expansion programs, obtain funds through arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise seek to develop or commercialize ourselves, or cease operations.

Collaboration and license agreements

Sanofi Collaboration and License Agreement

In December 2019, we entered into the Sanofi Agreement, which became effective in January 2020, to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with challenging diseases in multiple therapeutic areas using our DELigase platform to identify small molecules designed to induce degradation of three specified initial drug targets, with an option by Sanofi to expand to a total of five targets. Over time and subject to certain limitations, Sanofi may elect to replace the drug targets with other reserved targets.

Under the Sanofi Agreement, Sanofi has exclusive rights and is responsible for the clinical development, commercialization and manufacture of product candidates resulting from the collaboration while we retain the option to co-develop, co-promote and co-commercialize all product candidates in the United States directed to up to two targets under certain conditions. The collaboration excludes our current internal protein degradation programs for which we retain all rights, and also excludes our future internal programs, provided that we have distinguished future programs as excluded from the scope of the collaboration.

For drug targets that are subject to the collaboration, we have primary responsibility for conducting preclinical research activities (including target validation, drug discovery, identification or synthesis) in accordance with the applicable research plan agreed to by the parties and established on a target-by-target basis. We are obligated to use commercially reasonable efforts to identify relevant target binders and CTMs in order to identify development candidates. Subject to certain exceptions, each party will bear its own costs in the conduct of such research. Sanofi will be responsible for any development and commercialization activities, unless we exercise our co-development and co-promotion option. For those programs that we exercise our option to co-develop, co-promote and co-commercialize, we will be responsible for a portion of the U.S. development costs, and the parties will split U.S. profits and losses evenly and we will be eligible to receive royalties on ex-U.S. net sales and reduced milestone payments on such optioned products.

Upon signing the Sanofi Agreement, Sanofi agreed to pay us an upfront payment of $55.0 million, which was received in January 2020, and we are eligible to receive additional payments if Sanofi exercises its option to expand the number of targets beyond the initial targets included in the collaboration or exercises an option to extend the license term with respect to a particular target. In addition, we are eligible to receive up to approximately $2.5 billion in total payments based on certain additional fees, payments and the successful completion of certain research development, regulatory and sales milestones, as well as tiered royalties ranging from mid-single digit to low teen percentages on annual net sales of any commercial products that may result from the collaboration, subject to certain reductions and excluding sales in the United States of any products for which we exercise our option to co-develop and co-promote, for which we share profits and losses evenly.

We recognized collaboration revenue from the Sanofi Agreement of $0.4 million during the three months ended February 29, 2020. As of February 29, 2020, there was $54.6 million of deferred revenue related to payments received by us under the Sanofi Agreement.

Gilead Collaboration, Option and License Agreement

In June 2019, we entered into a global strategic collaboration agreement with Gilead, which was amended in August 2019, or the Gilead Agreement, to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with cancer and other challenging diseases using our DELigase platform to identify novel agents that utilize E3 ligases to induce degradation of five specified drug targets.

Under the Gilead Agreement, Gilead has the option to license drug candidates directed to up to five targets resulting from the collaboration and is responsible for the clinical development and commercialization of product candidates resulting from the collaboration. We retain the option to co-develop and co-promote, under a profit share structure, up to two product candidates in the United States under certain conditions. The collaboration excludes our current internal protein degradation programs for which we retain all rights, and also excludes our future internal programs, provided that we have distinguished future programs as excluded from the scope of the collaboration.

Over time, Gilead may elect to replace the initial drug targets with other drug targets. For drug targets that are subject to the collaboration, we are obligated to use commercially reasonable efforts to undertake a research program in accordance with a research plan agreed to by the parties and established on a target-by-target basis. We have primary responsibility under the agreement for performing preclinical research activities (including target validation, drug discovery, identification or synthesis) pursuant to a research plan. Each party will bear its own costs in the conduct of research activities. Gilead will be responsible for any development, commercialization and manufacturing activities, unless we exercise our co-development and co-promotion option. For those programs that we exercise our option to co-develop and co-promote, we and Gilead will split U.S. development costs as well as U.S. profits and losses evenly, and we will be eligible to receive royalties on ex-U.S. net sales and reduced milestone payments.

Pursuant to the Gilead Agreement, we received an upfront payment of $45.0 million, plus $3.0 million in additional fees, and we are eligible to receive up to approximately $2.3 billion in total additional payments based on certain additional fees, payments and the successful completion of certain preclinical, clinical, development and sales milestones. In addition, we are eligible to receive tiered royalties from mid-single digit to low tens percentages on annual net sales from any commercial products directed to the optioned collaboration targets, subject to certain reductions and excluding sales in the United States of any products for which we exercise our option to co-develop and co-promote, for which we share profits and losses evenly. In February 2020, we achieved a research milestone, resulting in a $2.5 million payment, which we received in April 2020.

We recognized collaboration revenue from the Gilead Agreement of $2.7 million and $2.4 million during the year ended November 30, 2019 and three months ended February 29, 2020, respectively. As of both November 30, 2019 and February 29, 2020, there was $45.3 million of deferred revenue related to payments received by us under the Gilead Agreement.

Celgene Research and Collaboration Agreement

In September 2015, we entered into a strategic collaboration with Celgene, or the Celgene Agreement, with an initial research term of four years pursuant to which we received an upfront payment of $150.0 million. In addition, in September 2015, Celgene purchased 4,866,667 shares of our Series C redeemable convertible preferred stock at a price of $3.50 per share, resulting in net proceeds of $17.0 million. In January 2019, Celgene and Bristol-Myers Squibb Company, or BMS, entered into a definitive merger agreement pursuant to which Celgene agreed to be acquired by BMS. Based on our request for notification of the future disposition of our agreement, in June 2019, Celgene notified us that it was terminating the Celgene Agreement. Upon termination of the Celgene Agreement in June 2019, any rights that Celgene had under the agreement reverted to us and no termination payments were due or payable.

We recognized collaboration revenue from the Celgene Agreement of $37.4 million and $28.4 million during the years ended November 30, 2018 and 2019, respectively, and $9.2 million during the three months ended February 28, 2019. As of November 30, 2018 and 2019 and February 28, 2019, there was $28.4 million, $0 and $19.2 million, respectively, of deferred revenue related to payments received by us under the Celgene Agreement.

Financial operations overview

Collaboration revenue

We have no products approved for commercial sale and to date have not generated any revenue and do not expect to generate any revenue from the sale of products in the near future.

Our revenue to date has been generated from payments received pursuant to collaboration and license arrangements with strategic partners. Collaboration revenue consists of revenue received from upfront, milestone and contingent payments received from our collaborators. Prior to December 1, 2019, we recognized revenue from upfront payments over the term of our estimated period of performance using either a straight-line or input/proportional performance approach, depending on the agreement, in accordance with Accounting Standards Codification 605, Revenue Recognition. Revenue related to the upfront payment received pursuant to the Celgene Agreement was recognized using a straight-line basis. Effective December 1, 2019, we began recognizing revenue from upfront payments over the contract term using a cost-based input method under Topic 606, Revenue from Contracts with Customers. Revenue related to the upfront payments received pursuant to the Gilead Agreement was recognized using the input/proportional performance approach prior to December 1, 2019 and the cost-based input method beginning December 1, 2019. There would have been no difference between the revenue recognized under Topic 606 and the revenue recognized under ASC 605 for the Gilead Agreement. Revenue related to the upfront payment received pursuant to the Sanofi Agreement was recognized using the cost-based input method. The material right to the two additional targets under the Sanofi Agreement was accounted for using the practical alternative and the expected consideration to be received on the options was included for revenue allocation. We expect to continue recognizing revenue from upfront payments related to our collaboration agreements using the cost-based input method in the foreseeable future.

In addition to receiving upfront payments, we may also be entitled to milestones and other contingent payments upon achieving predefined objectives. If a milestone is considered probable of being reached, and if it is probable that a significant revenue reversal would not occur, the associated milestone amount would also be included in the transaction price.

We expect that any collaboration revenue we generate from our current collaboration and license agreements, and from any future collaboration partners, will fluctuate in the future as a result of the timing and amount of upfront, milestones and other collaboration agreement payments and other factors.

Research and development expenses

Research and development expenses consist primarily of costs incurred for the discovery and development of our product candidates. We expense both internal and external research and development expenses to operations in the periods in which they are incurred. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and as services are performed. We track the external research and development costs incurred for each of our product candidates.

Internal research and development costs include:

•	payroll and personnel expenses, including benefits, stock-based compensation and travel expenses, for our research and development functions; and

•	depreciation of research and development equipment, allocated overhead and facilities-related expenses.

External research and development expenses consist primarily of costs incurred for the development of our product candidates and may include:

•	fees paid to third parties such as consultants, contractors and contract research organizations to conduct our discovery programs, preclinical studies and clinical trials;

•	costs to acquire, develop and manufacture supplies for preclinical studies and clinical trials, including fees paid to third parties such as contract manufacturing organizations; and

•	expenses related to laboratory supplies and services.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities to advance our product candidates into and through our preclinical studies and clinical trials, pursue regulatory approval of our product candidates and expand our product candidate pipeline. The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. To the extent that our product candidates advance and continue to advance into clinical trials, our expenses will increase substantially and may become more variable. The actual probability of success for our product candidates may be affected by a variety of factors, including the safety and efficacy of our product candidates, investment in our clinical programs, the ability of collaborators to successfully develop our licensed product candidates, manufacturing capability, competition with other products and commercial viability. As a result of these variables, we are unable to determine when and to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in achieving regulatory approval for any of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of payroll and personnel expenses, including benefits and stock-based compensation, facilities-related expenses and professional fees for legal, consulting, and audit and tax services. We expect our general and administrative expenses to increase substantially for the foreseeable future as we continue to build our infrastructure, increase our headcount and operate as a public company as a result of this offering. This may include expenses related to compliance with the rules and regulations of the SEC and listing standards applicable to companies listed on a national securities exchange, additional insurance, investor relations activities and other administrative and professional services. We also expect our intellectual property expenses to increase as we expand our intellectual property portfolio.

Interest income

Interest income consists of interest earned on our cash, cash equivalents and investments. We expect interest income to vary each reporting period depending on our average bank deposit, money market fund, and investment balances during the period and market interest rates.

Provision for income taxes

Provision for income taxes primarily consists of reserves for unrecognized tax benefits and minimum state taxes. We have generated net operating losses since inception, and have established a full valuation allowance against our deferred tax assets due to the uncertainty surrounding the realization of such assets.

Results of operations

Comparison of the three months ended February 28, 2019 and February 29, 2020

	Three months ended		Change
(in thousands, except percentages)	February 28, 2019	February 29, 2020	$	%
Collaboration revenue(1)	$9,234	$2,864	$(6,370)	(69)%

Operating expenses:
Research and development	10,434	12,967	2,533	24
General and administrative	1,670	2,450	780	47

Total operating expenses	12,104	15,417	3,313	27

Loss from operations	(2,870)	(12,553)	(9,683)	337
Interest income	194	173	(21)	(11)

Loss before provision for income taxes	(2,676)	(12,380)	(9,704)	363
Provision for income taxes	(9)	(11)	(2)	22

Net loss	$(2,685)	$(12,391)	$(9,706)	361%

(1)	Collaboration revenue for the three months ended February 28, 2019 and February 29, 2020 includes related party revenue of $9.2 million and $0, respectively.

Collaboration revenue

Our collaboration revenue was $9.2 million for the three months ended February 28, 2019 and was related to payments received pursuant to the Celgene Agreement, and $2.9 million for the three months ended February 29, 2020 and was related to payments received pursuant to the Gilead Agreement and the Sanofi Agreement. The decrease in collaboration revenue was attributable to the termination of the Celgene Agreement in June 2019, which resulted in no revenue recognition in 2020, offset by the revenue recognized related to the Gilead Agreement and the Sanofi Agreement.

Research and development expenses

Our research and development expenses for the three months ended February 28, 2019 and February 29, 2020 are summarized as follows:

	Three months ended		Change
(in thousands)	February 28, 2019	February 29, 2020	$	%
Compensation and related personnel costs	$3,926	$4,645	$719	18%
Supplies and contract research	3,931	4,067	136	3
Preclinical studies and compound manufacturing	508	1,973	1,465	288
Facility and other costs	2,069	2,282	213	10

Total research and development expenses	$10,434	$12,967	$2,533	24%

Our research and development expenses increased by $2.5 million, or 24%, during the three months ended February 29, 2020, compared to the three months ended February 28, 2019. The increase was primarily related to an increase of $0.7 million in compensation and related personnel costs attributable to an increase in headcount and higher incentive compensation and an increase of $1.5 million in preclinical studies and compound manufacturing costs attributable to the increase in volume of compound manufacturing and testing for efficacy in animal models for internal development candidates selection.

General and administrative expenses

Our general and administrative expenses increased by $0.8 million, or 47%, during the three months ended February 29, 2020, compared to the three months ended February 28, 2019. The increase was primarily related to an increase of $0.2 million in compensation related expenses attributable to a higher headcount in 2020, an increase of $0.2 million in legal expenses and an increase of $0.2 million in consultant and other professional expenses.

Interest income

Interest income was insignificant during the three months ended February 28, 2019 and February 29, 2020, and is related to interest earned on our bank deposits, money market funds and investments.

Provision for income taxes

Provision for income taxes was insignificant during the three months ended February 28, 2019 and February 29, 2020.

Comparison of the year ended November 30, 2019 and 2020

	Year ended November 30,		Change
(in thousands, except percentages)	2018	2019	$	%
Collaboration revenue(1)	$37,449	$31,115	$(6,334)	(17)%

Operating expenses:
Research and development	40,514	45,025	4,511	11
General and administrative	6,674	8,326	1,652	25

Total operating expenses	47,188	53,351	6,163	13

Loss from operations	(9,739)	(22,236)	(12,497)	128
Interest income	818	776	(42)	(5)

Loss before provision for income taxes	(8,921)	(21,460)	(12,539)	141
Provision for income taxes	(507)	(239)	268	(53)

Net loss	$(9,428)	$(21,699)	$(12,271)	130%

(1)	Collaboration revenue for the years ended November 30, 2018 and 2019 includes related party revenue of $37.4 million and $28.4 million, respectively.

Collaboration revenue

Our collaboration revenue for the years ended November 30, 2018 and 2019 was $37.4 million and $31.1 million, respectively, and is related to payments received pursuant to the Celgene Agreement and the Gilead Agreement. The decrease in collaboration revenue was attributable to a full year of revenue recognition related to the Celgene Agreement during the year ended November 30, 2018 compared to nine months of revenue recognition related to the Celgene Agreement during the year ended November 30, 2019, offset by the additional collaboration revenue of $2.7 million recognized related to the Gilead Agreement during the year ended November 30, 2019.

Research and development expenses

Our research and development expenses for the years ended November 30, 2018 and 2019 are summarized as follows:

	Year ended November 30,		Change
(in thousands)	2018	2019	$	%
Compensation and related personnel costs	$14,187	$16,662	$2,475	17%
Supplies and contract research	17,635	16,449	(1,186)	(7)
Preclinical studies and compound manufacturing	615	3,532	2,917	474
Facility and other costs	8,077	8,382	305	4

Total research and development expenses	$40,514	$45,025	$4,511	11%

Our research and development expenses increased by $4.5 million, or 11%, during the year ended November 30, 2019, compared to the year ended November 30, 2018. Compensation and related personnel costs increased by $2.5 million primarily due to an increase in headcount and higher incentive compensation. Supplies and contract research costs decreased by $1.2 million primarily due to a one-time payment in fiscal year 2018 related to a research license. Preclinical studies and compound manufacturing costs increased by $2.9 million primarily due to the increase in volume of compound manufacturing and testing for efficacy in animal models for development candidate selection.

General and administrative expenses

Our general and administrative expenses increased by $1.7 million, or 25%, during the year ended November 30, 2019, compared to the year ended November 30, 2018. The increase was primarily related to an increase of $0.7 million in compensation related expenses attributable to higher incentive compensation and an increase of $0.7 million in legal expenses incurred related to the collaboration agreements.

Interest income

Interest income was $0.8 million for each of the years ended November 30, 2018 and 2019, and is related to interest earned on our deposits, money market funds and investments.

Provision for income taxes

Provision for income taxes for the years ended November 30, 2018 and 2019 was $0.5 million and $0.2 million, respectively, primarily due to reserves for unrecognized tax benefits and minimum state taxes.

Critical accounting policies and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on other relevant assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in the notes to our financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue recognition

Prior to December 1, 2019, we recognized revenue in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification, or ASC, 605, Revenue Recognition. Accordingly, revenue is recognized for each unit of accounting when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

We evaluate multiple element arrangements to determine if each deliverable represents a separate unit of accounting based on the following criteria:

•	Delivered item or items have value to the customer on a standalone basis, and

•

If the arrangement includes a general right of return relative to the delivered item or items, delivery or performance of the undelivered item or items is considered probable and substantially in our control.

The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price methodology in accordance with the selling price hierarchy, which includes vendor-specific objective evidence, or VSOE, of selling price, if available, or third-party evidence of selling price if VSOE is not available, or the best estimate of selling price, if neither VSOE nor third-party evidence is available. The provisions of ASC 605 are then applied to each unit of accounting to determine the appropriate revenue recognition. In the event that a deliverable of a multiple element arrangement does not represent a separate unit of accounting, we recognize revenue from the combined unit of accounting using the input/proportional performance approach as research is delivered or on a straight-line basis over the estimated period of performance when there is no discernable pattern of performance.

We evaluate potential milestone payments associated with research and development arrangements in accordance with ASC 605-28, Milestone Method. Under the milestone method, we may recognize revenue contingent upon the achievement of a milestone in its entirety in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. We evaluate each contingent payment on an individual basis to determine whether they are considered substantive milestones, specifically reviewing factors such as the degree of certainty in achieving the milestone, the research and development risk and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. Revenues from milestones, if they are nonrefundable and deemed substantive, are recognized upon achievement of the milestones. To the extent that non-substantive milestones are achieved and we have remaining deliverables, milestone payments are deferred and recognized as revenue over the estimated remaining performance period using the appropriate measure of progress as determined for each agreement. We recognize revenue associated with the non-substantive milestones upon achievement of the milestone if there are no undelivered elements and we have no remaining deliverables. During the years ended November 30, 2018 and 2019, no milestone payments were received, no milestone revenues were recognized and no milestones were considered substantive.

Determining whether and when these revenue recognition criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of reported revenue. Changes in assumptions or judgments or changes to the elements in an arrangement could cause a material increase or decrease in the amount of revenue that is reported in a particular period.

Effective December 1, 2019, we adopted Topic 606, Revenue from Contracts with Customers using the modified retrospective method, which was only applied to contracts that were not completed as of the adoption date. As of the adoption date, the Gilead Agreement was the only contract not completed. Under Topic 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of Topic 606, we perform the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) we satisfy a performance obligation.

At contract inception, we assess the goods or services promised within each contract, whether each promised good or service is distinct, and determine those that are performance obligations. Revenue recognized is then determined by the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied.

We enter into collaboration agreements under which we may obtain upfront payments, milestone payments, royalty payments and other fees. Promises under these arrangements may include research licenses, research services, including selection campaign research services for certain replacement targets, the obligation to share information during the research and the participation of alliance managers in joint research committees, joint patent committees and joint steering committees. We assess these promises within the context of the agreements to determine the performance obligations.

Research and collaboration licenses: If a license is determined to be distinct from the other promises identified in the arrangement, we recognize revenue from upfront payments allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring proportional performance for purposes of recognizing revenue from non-refundable, upfront payments. We evaluate the measure of proportional performance each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.

Milestone payments: At the inception of each arrangement that includes research, development, or regulatory milestone payments, we evaluate whether the milestones are considered probable of being reached and estimate the amount to be included in the transaction price. We use the most likely amount method for research, development and regulatory milestone payments. Under the most likely amount method, we consider the single most likely amount in a range of possible consideration amounts. If it is probable that a significant revenue reversal would not occur, the associated milestone amount is included in the transaction price.

Sales-based milestones and royalties: For arrangements that include sales-based milestone or royalty payments based on the level of sales, and in which the license is deemed to be the predominant item to which the sales-based milestones or royalties relate to, we recognize revenue in the period in which the sales-based milestone is achieved and in the period in which the sales associated with the royalty occur. To date, we have not recognized any sales-based milestone or royalty revenue resulting from our collaboration arrangements.

Customer options: Customer options, such as options granted to allow a licensee to extend a license or research term, to select additional research targets or to choose to research, develop and commercialize licensed compounds are evaluated at contract inception to determine whether those options provide a material right (i.e., an optional good or service offered for free or at a discount) to the customer. If the customer options represent a material right, the material right is treated as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the standalone selling price. As a practical alternative to estimating the standalone selling price of a material right when the underlying goods or services are both (i) similar to the original goods or services in the contract and (ii) provided in accordance with the terms of the original contract, we allocate the total amount of consideration expected to be received from the customer to the total goods or services expected to be provided to the customer. Amounts allocated to any material right are recognized as revenue when or as the related future goods or services are transferred or when the option expires.

Deferred revenue, which is a contract liability, represents amounts we receive for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of deferred revenue represents the amount to be recognized within one year from the balance sheet date based on the estimated performance period of the underlying performance obligation. The noncurrent portion of deferred revenue represents amounts to be recognized after one year through the end of the performance period of the performance obligation.

Research and development

We expense all research and development costs as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, preclinical studies, compound manufacturing, consulting costs and allocated overhead, including rent, equipment, depreciation and utilities.

We record accrued expenses for estimated costs of research and development activities conducted by third-party service providers, which include preclinical studies and clinical trials and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and include these costs in accrued expenses and other current liabilities on the balance sheets.

We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, such estimates for the status and timing of services performed relative to the actual status and timing of services performed may vary. To date, there have been no material differences from our accrued expenses to actual expenses. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. We record advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed.

Stock-based compensation

We account for stock-based compensation using a fair value based method, which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. We estimate the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model. We use the straight-line method to allocate compensation cost to reporting periods over the requisite service period, which is generally the vesting period. We account for forfeitures as they occur.

The Black-Scholes option pricing model requires the use of highly subjective assumptions including:

•

Expected term. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is determined based on the expected term as disclosed for comparable publicly traded biopharmaceutical companies since we do not have sufficient experience to estimate the expected term based on historical exercises.

•

Expected volatility. The expected stock price volatility assumption is determined by examining the historical volatilities for industry peers over a time period consistent with the expected term of the options, as we do not have any trading history for our common stock. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available.

•	Risk-free interest rate. The risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of our stock options.

•

Expected dividend. The expected dividend assumption is based on our history and expectation of dividend payouts. The expected dividend yield is 0.0% as we have not paid and do not anticipate paying dividends on our common stock.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis.

Historically, for all periods prior to this initial public offering, the fair value of the shares of our common stock underlying our stock-based awards was determined by the board of directors with assistance from management and an independent third-party valuation firm. Our approach to estimating the fair value of our common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We consider several factors to estimate enterprise value that would generally contribute to changes in the value of the common stock, including our stage of development, equity market conditions affecting comparable public companies, overall economic conditions, significant milestones, changes in our financial projections, and progress of research and development efforts. For each of the valuation dates during the years ended November 30, 2018 and 2019, we used the income approach based on a discounted cash flow, or DCF, analysis to estimate the fair value of our total equity and then the option-pricing method, or OPM, to determine the estimated fair value of our common stock. In a DCF analysis, the future expected cash flows are discounted to the present using a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, risks associated with our business and our projected cash flows. The total value of equity determined from the DCF analysis is then allocated among the various classes of equity using the OPM. In an OPM framework, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class as well as the points at which the option holders choose to exercise. The estimated fair values of the preferred and common stock are calculated by analyzing the values of these call options. We also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity associated with the shares of common stock due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. Following the year ended November 30, 2019, we used a hybrid approach of the probability weighted expected return method (PWERM) and the OPM to determine the estimated fair value of our common stock. Under the PWERM, we utilized a multi-scenario approach and estimated the value of our common stock based upon an initial public offering (IPO) as a possible future event. The IPO scenario values were based on management’s estimated IPO valuations and IPO timing, discounted back to the valuation date at an appropriate rate of return. The equity value per share under a remain-private-longer scenario, which contemplates undergoing an exit event at a later date, was based on (i) the terms of a recent arm’s-length preferred equity financing such that the weighted average value from the PWERM analysis reconciled to the price paid in the current equity financing round or (ii) the DCF model, absent a recent arm’s-length preferred equity financing, allocating the equity value to the various classes of equity using an OPM in both circumstances. Under a multi-scenario hybrid approach, the per share values calculated under each scenario are weighted based on the probability associated with each scenario and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.

Given the absence of a public trading market for our common stock, our board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including important developments in our operations, valuations performed by an independent third party, sales of preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, probabilities and the expected time horizon associated with potential exit events and the lack of liquidity of our common stock, among other factors. After the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

The intrinsic value of all outstanding options as of February 29, 2020 was $                million based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Income taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when in our estimate, it is more likely than not, that the deferred tax assets will not be recovered.

As of November 30, 2019, we had NOL carryforwards available to reduce future taxable income, if any, for federal and state income tax purposes of $94.2 million and $134.8 million, respectively. Federal NOL carryforwards generated for tax years beginning before December 31, 2017 can be carried forward twenty years and expire during the years 2029 through 2037. Federal NOL carryforwards of $45.8 million for tax years beginning after December 31, 2017 can be carried forward indefinitely.

State net operating loss carryforwards begin expiring in 2029. The net operating loss related deferred tax assets do not include excess tax benefits from employee stock option exercises. As of November 30, 2019, we had federal and state research credit carryforwards of $4.2 million and $4.9 million, respectively. If not utilized, the federal credit carryforwards will begin expiring in 2032 and the state credits will carry forward indefinitely.

Internal Revenue Code Section 382 places a limitation on the utilization of net operating losses and tax credit carryforwards in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percentage points. We have identified two ownership changes since our inception that have triggered a limitation on pre-change NOLs under Section 382. A majority of our pre-change NOLs remain available within the carryforward period provided by the Internal Revenue Code, subject to availability of taxable income. As a result of the ownership changes, we have determined that approximately $0.4 million of our NOLs will expire unutilized, and as such, these NOLs are not reflected in our deferred tax asset balance. We may have experienced additional ownership changes that have not yet been identified that could result in the expiration of our NOL and credit carryforwards before utilization. Moreover, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. If there is a subsequent event or further change in ownership, these losses may be subject to limitations, resulting in their expiration before they can be utilized.

On March 27, 2020 the CARES Act was signed into law. Included in the CARES Act are provisions that modify the rules relating to the use of NOLs. Specifically, losses generated in taxable years beginning before January 1, 2018 and ending after December 31, 2017 may be carried back to offset taxable income in prior years. Additionally, the CARES Act expands the carryback period to five years for losses generated in certain years. We intend to carryback NOLs and file refund claims to recover approximately $19.6 million of income tax we paid in 2016. The tax benefit for these refund claims is not reflected in the financial statements included elsewhere in this prospectus.

Financial statement effects of uncertain tax positions are recognized when it is more likely than not, based on the technical merits of the position, that it will be sustained upon examination. It is our policy to include penalties and interest expense related to income taxes as a component of the provision for income taxes. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Liquidity and capital resources

Source of liquidity

Our operations have historically been funded through the issuance of common and preferred stock and proceeds from collaboration agreements. We do not have any products approved for sale, and we have not generated any revenue from product sales. As of November 30, 2019 and February 29, 2020, we had $38.2 million and $78.9 million in cash, cash equivalents and investments, respectively.

In December 2019, we entered into the Sanofi Agreement, pursuant to which we received an upfront payment of $55.0 million in January 2020. Additionally, in March 2020, we closed a sale of our Series D redeemable convertible preferred stock that resulted in net proceeds of $119.9 million.

Funding requirements

We expect that our existing cash, cash equivalents and investments are sufficient to continue operating activities for at least the next 12 months. We will need substantial additional funding in addition to the net proceeds of this offering to support our continuing operations and pursue our long-term business plan. We will require additional financing to fund working capital and pay our obligations. We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated pre-clinical studies and clinical trials.

Our future funding requirements will depend on many factors, including the following:

•

the progress, costs and results of our planned Phase 1 clinical trials for our lead product candidates NX-2127 and NX-1607 and other drug candidates, and any future clinical development of such product candidates;

•	the scope, progress, costs and results of preclinical and clinical development for our other product candidates and development programs;

•	the number and development requirements of other product candidates that we pursue;

•	the scope of, and costs associated with, future advancements to our DELigase platform;

•	the success of our collaborations with Sanofi, Gilead and any other collaborations we may establish;

•	the costs, timing and outcome of regulatory review of our product candidates;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•

our ability to establish additional collaboration arrangements with other biotechnology or pharmaceutical companies on favorable terms, if at all, for the development or commercialization of our product candidates.

If adequate funds are not available at favorable terms, we may be required to reduce operating expenses, delay or reduce the scope of our product development and commercial expansion programs, obtain funds through arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise seek to develop or commercialize ourselves, or cease operations. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Cash flows

The following table summarizes our cash flows during the periods indicated:

	Year ended		Three months ended
(in thousands)	2018	November 30, 2019	February 28, 2019	February 29, 2020
Cash provided by (used in) operating activities	$(31,675)	$601	$(9,682)	$40,972
Cash provided by (used in) investing activities	39,994	8,498	(599)	(19,424)
Cash provided by financing activities	529	126	7	46

Net increase (decrease) in cash, cash equivalents and restricted cash	$8,848	$9,225	$(10,274)	$21,594

Operating activities

Net cash used in operating activities was $9.7 million for the three months ended February 28, 2019 and consisted of our net loss of $2.7 million and an increase in net assets of $7.7 million, offset by non-cash adjustments of $0.7 million. The increase in net assets consisted primarily of a decrease in deferred revenue of $9.2 million from the recognition of revenue related to the Celgene Agreement. Non-cash adjustments primarily consisted of depreciation and amortization expenses of $0.6 million.

Net cash provided by operating activities was $41.0 million for the three months ended February 29, 2020 and consisted of a decrease in net assets of $52.7 million and non-cash adjustments of $0.7 million, offset by our net loss of $12.4 million. The decrease in net assets consisted primarily of an increase in deferred revenue of $54.6 million from the payment received under the Sanofi Agreement and offset by the recognition of revenue related to the Gilead Agreement and Sanofi Agreement. Non-cash adjustments primarily consisted of depreciation and amortization expenses of $0.5 million.

Net cash used in operating activities was $31.7 million for the year ended November 30, 2018 and consisted of our net loss of $9.4 million and an increase in net assets of $25.3 million, offset by non-cash adjustments of $3.1 million. The increase in net assets consisted primarily of a decrease in deferred revenue of $37.4 million from the recognition of revenue related to the Celgene Agreement, offset by a decrease in income tax receivable of $12.4 million related to the tax benefit adjustment from the payment received pursuant to the Celgene Agreement. Non-cash adjustments primarily consisted of depreciation and amortization expenses of $3.0 million.

Net cash provided by operating activities was $0.6 million for the year ended November 30, 2019 and consisted of a decrease in net assets of $19.5 million and non-cash adjustments of $2.8 million, offset by our net loss of $21.7 million. The decrease in net assets consisted primarily of an increase in deferred revenue of $16.9 million related to $48.0 million in proceeds received pursuant to the Gilead Agreement and offset by $31.1 million in revenue recognized pursuant to the Celgene Agreement and the Gilead Agreement and an increase in accrued and other liabilities of $2.5 million primarily related to an increase in accrued compensation from higher incentive compensation. Non-cash adjustments primarily consisted of depreciation and amortization expenses of $2.4 million.

Investing activities

Net cash used in investing activities was $0.6 million for the three months ended February 28, 2019 and consisted primarily of the purchase of investments of $5.9 million, offset by the maturities of investments of $5.5 million.

Net cash used in investing activities was $19.4 million for the three months ended February 29, 2020 and consisted primarily of the purchase of investments of $19.1 million.

Net cash provided by investing activities was $40.0 million for the year ended November 30, 2018 and consisted primarily of maturities of investments of $54.5 million, offset by the purchase of investments of $12.9 million.

Net cash provided by investing activities was $8.5 million for the year ended November 30, 2019 and consisted primarily of maturities of investments of $19.5 million, offset by the purchase of investments of $9.4 million.

Financing activities

Net cash provided by financing activities was insignificant for the three months ended February 28, 2019 and February 29, 2020.

Net cash provided by financing activities was $0.5 million for the year ended November 30, 2018 and consisted primarily of proceeds from the exercise of stock options of $0.5 million.

Net cash provided by financing activities was $0.1 million for the year ended November 30, 2019 and consisted primarily of proceeds from the exercise of stock options of $0.1 million.

Contractual obligations and other commitments

The following table summarizes our contractual obligations as of November 30, 2019:

	Payments due by period
(in thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations	$3,019	$6,577	$6,979	$1,493	$18,068

Total contractual obligations	$3,019	$6,577	$6,979	$1,493	$18,068

In addition, we enter into agreements in the normal course of business with contract research organizations for clinical trials and with vendors for preclinical studies and other services and products for operating purposes, which are generally cancelable upon written notice. These payments are not included in the table above.

Off-balance sheet arrangements

We have not entered into any off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. The primary objective of our investment activities is to preserve our capital to fund our operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of investments of high credit quality.

We had cash and cash equivalents of $34.8 million and $56.4 million and investments of $3.4 million and $22.5 million as of November 30, 2019 and February 29, 2020, respectively, which consisted of money market funds, U.S. treasury securities, U.S. government agency securities, corporate debt securities and municipal securities. Such interest earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

We have estimated that a hypothetical 100 basis point increase in interest rates would have resulted in an insignificant decrease in the fair market value of our investment portfolio as of November 30, 2019, and a decrease in the fair market value of our investment portfolio of $0.2 million as of February 29, 2020. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Emerging growth company and smaller reporting company status

We are an “emerging growth company,” or EGC, as defined in the JOBS Act. We will remain an EGC until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which generally is when a company has more than $700.0 million in market value of its stock held by non-affiliates as of the prior May 31, has been a public company for at least 12 months and has filed one annual report on Form 10-K.

Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the information we provide may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an EGC we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million as of the prior May 31 and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million as of the prior May 31 or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million as of the prior May 31. If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to EGCs, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent accounting pronouncements

See Note 2, “Summary of significant accounting policies—Recent accounting pronouncements” to our audited financial statements and unaudited interim condensed financial statements included elsewhere in this prospectus for more information.

Internal control over financial reporting

In the course of preparing our financial statements for fiscal years 2018 and 2019, we identified a material weakness in our internal control over financial reporting. Specifically, we did not design and maintain formally documented controls and accounting policies and procedures, including information technology, general controls and segregation of duties over the review and approval of account reconciliations and manual journal entries. This material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. To address our material weakness, we have added personnel as well as implemented new financial systems and processes. We intend to continue to take steps to remediate the material weakness through hiring additional accounting and financial reporting personnel, formalizing documentation of policies and procedures and further evolving our accounting processes. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

In accordance with the provisions of the JOBS Act, neither we nor our independent registered public accounting firm were required to, and did not, perform an evaluation of our internal control over financial reporting as of November 30, 2019 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Business

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of oral, small molecule therapies designed to modulate cellular protein levels as a novel treatment approach for cancer and immune disorders. Leveraging our extensive expertise in E3 ligases together with our proprietary DNA-encoded libraries, we have built DELigase, an integrated discovery platform to identify and advance novel drug candidates targeting E3 ligases, a broad class of enzymes that can modulate proteins within the cell. Our drug discovery approach is to either harness or inhibit the natural function of E3 ligases within the ubiquitin-proteasome system, or UPS, to selectively decrease or increase cellular protein levels. Our wholly owned pipeline comprises targeted protein degraders of Bruton’s tyrosine kinase, or BTK, a B-cell signaling protein, and inhibitors of Casitas B-lineage lymphoma proto-oncogene-B, or CBL-B, an E3 ligase that regulates T cell activation. Our lead drug candidate from our protein degradation portfolio, NX-2127, is an orally available BTK degrader for the treatment of relapsed or refractory B-cell malignancies. We expect to file an IND for NX-2127 in                 and to commence a Phase 1 clinical trial thereafter. Our lead drug candidate from our E3 ligase inhibitor portfolio, NX-1607, is an orally available CBL-B inhibitor for immuno-oncology indications. We expect to file an IND for NX-1607 in                 and to commence a Phase 1 clinical trial thereafter. Beyond these portfolios, we are advancing additional preclinical programs, either independently or through our established strategic collaborations with Sanofi and Gilead.

In disease settings where currently available treatments are limited by suboptimal efficacy or safety, or where relevant protein targets are not druggable by conventional means, we believe targeted protein modulation represents a novel treatment paradigm with the potential to improve upon or become the standard of care. Recent advances in the field have highlighted the significant therapeutic potential of E3 ligases in promoting targeted protein degradation. In addition, we believe the largely unexplored area of inhibiting E3 ligases directly to increase protein levels represents an equally promising approach. Using our powerful DELigase platform, we have the ability to discover small molecule drug candidates to decrease or increase protein levels by either harnessing or inhibiting the activity of the appropriate E3 ligase, depending on the desired therapeutic effect. We have carefully selected and are progressing over 30 E3 ligases to expand the universe of E3 ligases that can be modulated beyond cereblon and von Hippel-Lindau, or VHL, the two predominantly used in the field today. Our DNA-encoded library, or DEL, collection consists of billions of small molecule compounds used to identify potential binders to ligases and protein targets as critical starting points in our drug discovery process. The differentiation of our protein modulation platform is in its breadth and versatility, enabling us to alter protein levels either upward or downward for both clinically validated targets, such as BTK, and for targets previously thought to be “undruggable”; that is, proteins that could not be addressed by conventional pharmacological means.

Our protein degradation portfolio is comprised of a series of chimeric targeting molecules, or CTMs, that catalyze potent and specific degradation of BTK, a well validated target for B-cell malignancies. Our lead BTK degrader molecule, NX-2127, is an orally available CTM for the treatment of relapsed or refractory B-cell malignancies including non-Hodgkin lymphoma, or NHL, and chronic lymphocytic leukemia, or CLL. In our preclinical studies, we have demonstrated the ability of certain of our BTK CTMs to degrade BTK in both wild type tumor cell lines and those that have the C481S mutation that confers resistance to currently marketed BTK inhibitors. In addition to degrading BTK, NX-2127 was also designed to have immunomodulatory drug, or IMiD, activity. Based on our preclinical data, we believe NX-2127 has the potential to demonstrate improved clinical benefit over current standard-of-care in multiple oncology indications. We plan to file an IND with the FDA for NX-2127 in                and to commence a Phase 1 clinical trial thereafter. In our second BTK CTM drug program, BTK CTM 2, we have also designed BTK degraders with limited or no IMiD activity for potential applications in indications where sparing IMiD activity may be beneficial. We have identified a development candidate from this program, NX-5948, and we expect to commence IND enabling studies in                  and file an IND in                 .

Our E3 ligase inhibitor portfolio is comprised of a series of small molecule inhibitors of CBL-B, which functions as an intracellular checkpoint regulating activation of T cells, B-cells and NK cells. In preclinical studies, primary human T cells exposed to our lead oral CBL-B ligase inhibitor drug candidate NX-1607 demonstrated increased T cell activation in the absence of co-stimulation with CD3 and CD28, a potential advantage in a suppressive tumor microenvironment. In addition, NX-1607 has been shown in preclinical models to increase T-cell proliferation and result in increased secretion of interleukin-2, or IL-2, a key cytokine involved in immune activation. We believe that oral delivery of CBL-B inhibitors has the potential to drive immune cell activation and stimulation of localized IL-2 secretion, leading to enhanced anti-tumor response. As an intracellular immune checkpoint inhibitor, we believe NX-1607 has potential utility across a wide range of oncology indications. We expect to file an IND application with the FDA for NX-1607 in                and to commence a Phase 1 clinical trial thereafter. We are also planning the development of a second CBL-B ligase inhibitor, NX-0255, for ex vivo use. We believe incorporating NX-0255 into adoptive cell therapy, or ACT, has the potential to enhance T cell proliferation and phenotype to improve anti-tumor activity. We intend to create new drug-enhanced tumor infiltrating lymphocytes, or TIL, and chimeric antigen receptor T cell, or CAR-T, therapies through our Drug-enhanced Tumor Infiltrating Lymphocyte, or DeTIL, and Drug-enhanced Chimeric Antigen Receptor T cell, or DeCART, programs. We are planning an IND filing for the use of NX-0255 in ACT in                .

Beyond our current programs, we are extending our degrader and inhibitor portfolios both on our own and with partners by developing new CTM degraders and ligase inhibitors for a number of targets for which we believe the protein modulation modality can be clinically advantageous over existing therapies. These programs and future programs may have the potential to address diseases with significant unmet need, including autoimmune disease, viral diseases, cancer and neurodegeneration. We have entered into several revenue generating collaborations with large biopharmaceutical companies to leverage our DELigase platform for drug discovery. In December 2019, we entered into a global strategic collaboration with Sanofi to discover, develop and commercialize a pipeline of innovative targeted protein degradation drugs for patients with challenging diseases in multiple therapeutic areas. In June 2019, we entered into a global strategic collaboration with Gilead to discover, develop and commercialize innovative targeted protein degradation drugs for a wide range of diseases including cancer. Both of these collaborations allow us to further advance our future pipeline with eight currently identified targets included in these collaborations. In aggregate, we have received over $250 million in non-dilutive financing from our collaborators to date, and we are eligible to receive up to $4.8 billion in potential future fees and milestone payments, as well as royalties on future product sales. We retain options for co-development and co-commercialization rights in the United States for up to four drug candidates discovered under these collaborations.

We have assembled a management team with substantial experience in discovery, development and approval of drugs at leading biopharmaceutical companies. Our scientific founders, Drs. John Kuriyan, Michael Rapé and Arthur Weiss, are leaders in E3 ligase and T cell biology and continue to provide important scientific guidance and insights to us. We have a highly experienced board and a group of leading institutional investors including Foresite Capital, Bain Capital Life Sciences, Boxer Capital (Tavistock Group), EcoR1 Capital, Redmile Group, Wellington Management Company, The Column Group and Third Rock Ventures. We believe that our team is ideally positioned to leverage our highly differentiated and innovative platform to discover and develop a pipeline of breakthrough therapeutics.

Strategy

Our strategy is to leverage our DELigase platform to discover breakthrough therapies to improve upon existing drugs and address targets that are thought to be undruggable with current modalities. The key elements of our strategy are to:

•

Advance our lead programs through clinical development. We have multiple targeted cancer therapy and immune modulating drug candidates that we are advancing towards clinical development. We plan to file an IND application for our lead protein degradation drug candidate, NX-2127, in                and to commence a Phase 1 clinical trial thereafter. We plan to file an IND application for our lead CBL-B inhibitor drug candidate, NX-1607, in                and initiate a Phase 1 clinical trial thereafter. We are also advancing a second BTK CTM program, which may be developed for oncology and graft-versus-host disease, or GVHD, with an IND filing planned in                . In addition, we are advancing a second CBL-B inhibitor incorporated into drug-enhanced ACT towards an IND filing in                .

•

Enhance and expand our DELigase platform. Targeted protein modulation is a rapidly emerging therapeutic modality that can provide significant advantages over existing modalities. Our proprietary DELigase platform enables us to advance an industry-leading approach to either selectively decrease or increase protein levels. We intend to continue to invest resources in our research and development activities to expand the breadth of our DELigase platform both in terms of the number of ligases available for drug discovery and the scale of our DEL collection. We plan to leverage our platform capabilities to further enhance our position as a leader in the promising field of protein modulation.

•

Discover and develop new targeted protein modulation drug candidates. We select new targets for which we have evidence that modulation of protein levels may provide a distinct therapeutic advantage over traditional small molecule inhibitors, or which have been considered undruggable by existing modalities. We have multiple additional wholly owned and partnered targets in DEL screening, lead optimization and preclinical research. We plan to use our DELigase platform to continue to explore new targets with potential applications in autoimmune, cancer, neurodegeneration and viral diseases.

•

Explore additional strategic collaborations to fully exploit our DELigase platform. We have received over $250 million in non-dilutive funding to date from our partnerships to support our research and development activities and to create new targeted protein modulation drugs with our partners. Under our Sanofi and Gilead partnerships, we have the opportunity to receive up to $4.8 billion in potential future fees and milestone payments, as well as royalties on future sales while retaining certain commercialization options. We plan to continue evaluating additional partnership opportunities that can meaningfully enhance our platform capabilities and help expand our development pipeline, in addition to providing non-dilutive funding to support our broad research and development efforts.

•

Maximize the commercial potential of our drug candidates. We currently retain worldwide development and commercialization rights to our BTK and CBL-B portfolios. In addition, we have opt-in rights to jointly commercialize certain drug candidates developed under our Sanofi and Gilead collaborations in the United States. We intend to become a fully integrated biopharmaceutical company and build a targeted sales force in the United States to support the commercialization of our drug candidates, if approved. We intend to selectively evaluate commercialization partnerships for our drug candidates with partners whose capabilities complement our own while retaining meaningful commercial rights in key geographic territories.

Role of proteins in disease and ubiquitin-proteasome system biology

Proteins as targets in treating disease

Each cell type within the body is comprised of proteins that define its biochemistry and biological function. When proteins are expressed and regulated correctly, the health of each individual cell as well as the body as a whole is maintained. However, disease can occur when normal cellular processes are dysregulated as a result of changes in protein structure, function, expression levels, or pathway regulation. Factors such as genetic mutations, infection, exposure to toxins, diet and behavior can lead to dysregulation of cellular processes and, if unchecked, a disease process.

The traditional approach to discovering treatments for disease has involved the development of small molecule drugs that bind to a protein’s surface and modulate its activity. These “druggable” proteins contain distinct structural features that can be exploited when identifying and optimizing compounds that disrupt protein activity. However, the vast majority of the body’s proteins do not have distinct structural features that can be targeted using traditional discovery methods. Because dysregulation and disease is not restricted to these “druggable” proteins, a significant number of therapeutically relevant proteins have not been addressed by traditional small molecule drugs. Other modalities including antibody and protein based therapies, genetic medicines and cell therapies have emerged to address these issues but are still limited by their modes of delivery, scalability and their therapeutic applications.

Leveraging E3 ligases and the UPS as a new treatment modality

Normal cellular physiology requires highly orchestrated and regulated processes that operate at the level of individual proteins. The ability of proteins to respond to stimuli quickly and in a coordinated fashion requires protein function to be readily controllable. One of the most exquisitely ordered cellular systems governing cellular proteins is the UPS.

As depicted above, the UPS is responsible for regulating and maintaining normal protein levels in the cell. An important class of enzymes called E3 ligases mediate this process with a high degree of specificity by recognizing individual proteins and catalyzing the attachment of ubiquitin protein tags to their surface. Proteins marked with chains of ubiquitin are then shuttled to the proteasome for degradation and removal from the cell. In addition to protein degradation, E3 ligases also mediate other functions such as protein localization, receptor internalization, protein signaling and protein quality control. There are over 600 E3 ligases encoded within the human genome, representing more than 5% of genes. The prevalence of the E3 ligase class of enzymes reflects the diversity of their physiological roles and biological significance and may allow for the creation of a wide spectrum of ligase-targeted therapeutics.

Modulating protein levels through small molecule therapeutics targeting E3 ligases

Advances in our understanding of the UPS suggest broad potential for development of new therapies that modulate E3 ligases in context of diseases such as cancer, neurodegenerative disorders, and autoimmune disorders. An example are the IMiDs, which include the approved cancer drugs Revlimid (lenalidomide) and Pomalyst (pomalidomide). IMiDs exert their therapeutic effects by targeting the E3 ligase cereblon and redirecting its activity toward proteins it would not normally degrade such as Aiolos, a transcription factor regulating immune cell function. Elucidation of this mechanism led to the recognition that pharmacological control of E3 ligase activity could more generally represent a promising new paradigm for small molecule drug action. This idea has since translated into the development of targeted protein degraders, which we believe have significant therapeutic potential. In addition, the largely unexplored area of inhibiting E3 ligases directly to increase cellular protein levels may represent an equally promising approach.

•

Harnessing E3 ligases. Targeted protein degradation harnesses the natural activity of ligases to remove specific proteins from the cell. Targeted protein degradation is accomplished by using bifunctional small molecules, which are composed of an E3 ligase binding element, or harness, linked to a target protein binding element. Unlike traditional small molecule inhibition, targeted protein degradation is catalytic whereby one molecule can induce the degradation of multiple copies of the protein target, enabling the efficient elimination of cellular proteins. In addition, since the effect is mediated through the binding of a small molecule drug rather than through functional inhibition, proteins lacking active sites are potentially targetable, greatly expanding the spectrum of both proteins and diseases amenable to small molecule therapeutic intervention.

•

Inhibiting E3 ligases. By inhibiting the function of E3 ligases, it is possible to rapidly increase specific proteins levels to control biological pathways. Increasing the levels of distinct sets of proteins could be a powerful approach to blocking pathological processes and restoring normal physiology. While there is enthusiasm in the scientific community around the therapeutic potential of E3 ligase inhibition, the discovery of such inhibitors has been impeded by the limited understanding of this biochemically and structurally complex class of enzymes.

We believe that targeting E3 ligases to modulate protein levels represents a new therapeutic frontier that retains the favorable attributes of small molecule treatment modalities, while addressing some major limitations. In addition to the points above, we believe other key differentiating attributes of our treatment modality include:

•

Broad applicability. The UPS and its associated E3 ligases function across the majority of cell types and organ systems, making it possible to modulate expression of virtually any protein of interest for a wide range of diseases.

•	Tunability. Oral delivery of small molecule compounds lends itself to rapid onset of action and a duration of response that may be calibrated through dosing schedule and strategy.

•	Ease of manufacturing. Development and manufacturing of small molecules utilizes established, cost-efficient processes that are readily scalable.

Our approach

Our approach leverages the specificity of E3 ligases and the natural function of the UPS to regulate the cellular proteome for therapeutic effect. Development of therapies that modulate E3 ligases has been historically limited by the inherent difficulties in building biochemical and cellular assays relevant for measuring E3 ligase function, as well as by the relative lack of mechanistic understanding of this critical class of proteins. Through our focused efforts and investment over the past seven years, we have developed proprietary tools, in-depth knowledge and expertise relating to E3 ligases as targets for drug discovery. In addition, we have assembled a team that has extensive experience applying DEL discovery technologies to a wide variety of proteins including targets previously considered undruggable. Together, these capabilities and insights have allowed us to develop a powerful platform technology called DELigase to identify and advance novel drug candidates that either selectively increase or decrease protein levels within the cell.

Our DELigase platform combines our proprietary DELs and E3 ligase expertise to empower efficient drug discovery. DEL technology is well suited to finding new binders for targets thought to be undruggable, which include the vast majority of proteins encoded in the human genome including E3 ligases.

Our DELigase platform

DEL technology taps enormous chemical space to overcome “druggability” limits

Our DEL collection comprises over one billion compounds whereas typical screening collections contain less than a few million. This increased scale provides the necessary chemical diversity to identify chemical starting points for more challenging protein targets that have been considered undruggable by other approaches. DEL technology evaluates each library compound simultaneously in a single experiment, enabling a more accurate assessment of compound function. In addition, because DEL drug discovery is performed by measuring compound binding rather than biochemical activity it allows inclusion of proteins for which biochemical assays are lacking or not feasible. Further, the relative ease with which binding screens can be performed and interpreted provides sufficient flexibility to allow evaluation of structurally complicated proteins like E3 ligases which display distinct conformations and activity states, and are often part of large multi-protein complexes. Finally, in DEL, a chemical linker attaches each library compound to a strand of DNA, which functions as a structure barcode allowing screening hits to be easily identified. DEL’s built in chemical linker is also an advantage in the context of identifying bifunctional degraders, as it allows the discovery of compounds that can effectively bind proteins when linked to a partner molecule.

Our DELigase platform was designed for E3 ligase discovery

Our integrated DELigase platform relies on proprietary DELs we have specifically engineered to identify and select binders against a diverse group of target protein classes, including some considered to be undruggable, as well as binders to E3 ligases. Key features of our DELigase platform include:

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Custom-synthesized scaffold-based DELs. Our custom-synthesized chemical scaffolds impart desirable, drug-like chemical properties, like solubility, into each library compound in a manner that cannot be achieved when building DEL collections solely from commercial inputs. In addition, these scaffolds are ideally suited for binding to the shallow binding pockets on the surfaces of proteins like E3 ligases.

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Covalent small molecule discovery using DELs. Our expertise in aqueous synthetic chemistry and affinity screening technology has allowed us to integrate covalent drug discovery into our DELigase platform through the introduction of covalent DELs. The formation of a covalent bond enables more efficient identification of binders to transient or cryptic binding pockets on a protein’s surface, making covalent DELs an ideal discovery tool for challenging protein targets like E3 ligases. In addition, covalent and reversible covalent compounds have begun to show promise in augmenting performance of targeted protein degraders, suggesting that our covalent DELs may have additional utility.

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Proprietary data analysis and hit confirmation technologies. We have built a suite of custom analytical tools for interpretation and prioritization of our DEL binder outputs, which routinely contain thousands of productive hits. We have also developed high throughput methods for nanoscale hit resynthesis and affinity selection mass spectroscopy that allow a more comprehensive and industrialized process for identifying the best chemical starting points for future pipeline programs.

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Many screens, one protein target. E3 ligases can exist in multiple potential conformation states. Our approach uses comprehensive parallel screening campaigns to interrogate numerous states and surfaces of the target protein. An illustration of how we probe the surface of an E3 ligase by DEL screening is depicted in the graphic below.

An E3 Ligase protein complex bound to a DEL molecule representing just one of several possible protein conformations

Our DELigase discovery platform enables us to address multiple therapeutic applications

We have expanded the universe of E3 ligases available for therapeutic manipulation from the two predominantly used in the field, cereblon and VHL, by screening over 30 additional E3 ligases to date. We have carefully selected these E3 ligases for use in drug discovery across our four core areas of therapeutic expertise: oncology, immuno-oncology, ACT and immune disorders. We consider the unique biological function of each ligase and the therapeutic requirements of the disease state for inhibitor programs. For ligases that direct targeted protein degradation, we take into account the biochemical specificity of the E3 ligase as well as tissue specificity of action and cellular localization of the target protein. E3 ligases that are required for cancer cell survival are also of high interest for cancer indications to reduce the risk of intrinsic resistance to degrader action. We are growing our set of E3 ligases for use in our DELigase platform tailored to our core therapeutic areas.

DELigase for E3 ligase harnesses

We apply our platform to utilize the ubiquitination function of E3 ligases for targeted protein degradation. Our DELigase platform enables us to identify binders to E3 ligases, which we refer to as harnesses, as well as binders to degradation targets. We use these molecular starting points to design compounds using a modular approach that connects an E3 ligase harness to a target protein binder with a linker. We refer to these bifunctional molecules as CTMs, which function by bringing the E3 ligase into proximity of the target protein to effect its ubiquitination and degradation. The process of designing CTMs and their activity is shown in the graphic below.

DELigase allows the discovery of small molecule binders in the context of a chemical linker, enabling CTM design

DELigase for E3 ligase inhibitors

By inhibiting the function of E3 ligases, it is possible to rapidly increase specific protein levels to control biological pathways. Increasing the levels of distinct sets of proteins could be a powerful approach to blocking pathological processes and restoring normal physiology. Our DELigase platform enables the identification of inhibitors through parallel screening of distinct E3 ligase activity states using chemical matter tailored specifically for binding to E3 ligases. Our substantial expertise in E3 ligase biochemistry and biology has allowed us to identify and develop potent inhibitors of E3 ligases that play pivotal roles in T cell signaling and immune cell function.

DELs allow access to a spectrum of binders across the protein surface, some of which inhibit protein function.

Drug candidate identification and selection process

We employ a series of processes and studies from target validation to preclinical development for selection of the appropriate candidate for further development. We have invested in an integrated drug development infrastructure that enables us to perform every step of the drug discovery and early preclinical development process within our research facility. Each of our primary areas of core expertise and technology are highlighted in the below illustration.

Our integrated drug discovery and development system and core technical expertise

Our drug candidates

Our pipeline consists of a protein degradation portfolio of CTM drug candidates that degrade the BTK protein and our ligase inhibitor portfolio of drug candidates that inhibit CBL-B ligase to raise substrate protein levels. These two portfolios demonstrate our ability to both increase and decrease protein levels in cells through the modulation of E3 ligases. We currently retain worldwide rights to the drug candidates shown in the chart below.

In addition to our four programs in preclinical development, our wholly-owned drug discovery pipeline includes several CTM programs that are at DEL discovery, cell-based screening and lead optimization stages. Our CTM drug discovery programs include KINASE-CTM3, a kinase involved in T cell growth and activation that we are pursuing to treat T cell malignancies and autoimmune disease, and which is in lead optimization. We have also initiated three programs that are at DEL discovery and cell-based screening stages that are designed to apply targeted protein degradation to SARs CoV2 targets. COVID-CTM1 and COVID-CTM2 have been selected based on their multi-functional nature at critical points within the viral life cycle. We believe targeted protein degradation may offer an advantage over existing anti-viral agents, which largely focus on a limited set of viral targets that can be inhibited by small molecules. The fundamentally different pharmaco-kinetic and pharmaco-dynamic action of CTMs, due to the catalytic nature of ligase-mediated degradation, may allow for the rapid removal of viral proteins and successful interruption of the viral life cycle. In addition, we have 33 ligase programs at various stages of DEL discovery, cell-based screening and lead optimization, including LIGASE-INH2, a ligase with potential applications in immuno-oncology, which is in lead optimization. LIGASE-INH2 is differentiated from our CBL-B program in that we believe its primary mode of action is through natural killer cells.

Although we believe our product candidates have the potential to improve upon existing drugs and address targets that are thought to be undruggable with current modalities, we will need to complete additional preclinical studies and clinical trials to determine the safety and efficacy of our product candidates. The results of these future studies and trials may be different than the results of our earlier studies and trials. We have not received regulatory approval for any of our product candidates, and in order to obtain regulatory approval and commercialize our product candidates, the FDA or foreign regulatory agencies will need to determine that our product candidates are safe and effective.

Protein degradation portfolio: Bruton’s Tyrosine Kinase degraders

We have developed a series of CTMs that are potent degraders of the BTK protein, a genetically validated signaling factor that drives B-cell activation and proliferation. Our BTK degraders use the E3 ligase cereblon and may be engineered to provide additional IMiD activity, a well validated mechanism to treat hematologic malignancies. Our lead BTK CTM development candidate, NX-2127, is a dual degrader of both BTK and Aiolos, a protein target of IMiD drugs. In certain B-cell malignancy indications, we believe dual activity may provide therapeutic advantages that could result in improved outcomes. We plan to file an IND for NX-2127 in                      and to commence a Phase 1 clinical trial thereafter. By contrast, our second protein degradation program, BTK CTM 2, has been designed to have limited or no IMiD activity for potential applications in indications where sparing IMiD activity may be beneficial. We have identified a development candidate from this program, NX-5948, and we expect to commence IND enabling studies in                      and file an IND in                     .

BTK’s role in B-cell malignancy

BTK is a key component of the B-cell receptor signaling pathway and has been clinically validated as a target in the treatment of B-cell malignancies. It is estimated that approximately 77,000 people in the United States will be diagnosed with NHLs in 2020. Approximately 85% of NHLs are a result of B-cell malignancies. The natural progression of NHL varies widely and takes multiple forms, ranging from aggressive subtypes such as diffuse large B-cell lymphoma, or DLBCL, to more indolent forms such as follicular lymphoma, or FL, which account for approximately 30% and 22% of all NHL cases respectively.

Background on BTK inhibitors and IMiDs for B-cell malignancies

BTK inhibitor Imbruvica, or ibrutinib, is approved for the treatment of CLL and various forms of NHLs, including mantle cell lymphoma, or MCL, Waldenstrom’s macroglobulinemia, or WM, and marginal zone lymphoma, or MZL. Calquence, or acalabrutinib, and Brukinsa, or zanubrutinib, are approved for use in MCL. In 2019, global sales of BTK inhibitors were approximately $5.8 billion. These BTK inhibitors bind covalently to cysteine C481 of the BTK protein and irreversibly inhibit BTK; however, all have some off-target binding to other kinases, which leads to unwanted side effects. In addition, acquired resistance, most commonly through mutations in C481, may limit long term efficacy of these first generation BTK inhibitors. A number of noncovalent BTK inhibitors are currently being investigated in clinical trials as potential therapies for patients with relapsed and refractory disease. We believe targeted protein degradation of BTK may be a superior approach to existing covalent or noncovalent BTK inhibitors that only inhibit enzyme activity, particularly in the relapsed and refractory setting.

IMiDs are analogs of Thalomid, or thalidomide, including Revlimid, or lenalidomide, and Pomalyst, or pomalidomide, which possess several anti-tumor properties, including anti-angiogenic and anti-proliferative effects. IMiDs also have multiple effects on the immune system, including enhancement of T-cell–mediated and NK-cell–mediated immunity. Revlimid, the market leading IMiD by global sales, was first approved in 2006 for the treatment of multiple myeloma. In May of 2019, Revlimid in combination with Rituxan received a supplemental indication approval for previously treated FL, MZL and MCL, thus validating the importance of the IMiD activity in these indications. In 2019, global sales of Revlimid were approximately $10 billion. Subsequent to their approval and successful commercialization, studies demonstrated that IMiDs exert their therapeutic effect by triggering the degradation of specific proteins including Aiolos through the E3 ligase activity of cereblon and hence were identified retrospectively as the first approved drugs to target an E3 ligase.

Published studies have recently reported early clinical data showing that combining a BTK inhibitor with an IMiD may have the potential to augment clinical activity of certain standard of care agents in some hematologic malignancies such as DLBCL. Further, scientific publications have previously described synthetic lethality in a DLBCL cell line treated with both ibrutinib and lenalidomide. By targeting both BTK and IMiD pathways simultaneously, it is believed that the redundant survival mechanisms driven by accumulated mutations within certain cancers can be overcome, thereby preventing escape and disease relapse. This may be especially effective if each pathway has not only different functions but also if they share certain critical parts in common. Specifically, the two mechanisms of BTK inhibition and IMiD activity are thought to intersect through the suppression of interferon regulatory factor 4, a member of a family of transcription factors leading to a cell lethal increase in interferon production. The early clinical study cited above was particularly noteworthy since few combinations have previously produced promising results in DLBCL. This may suggest that simultaneous degradation of BTK combined with IMiD activity by a single agent could produce a synergistic or additive effect in certain B-cell malignancies.

BTK in autoimmune disease and related disorders

B-cell responses to foreign antigens are mediated through BTK interaction with B-cell receptors, initiating a signaling cascade central in the production of antibodies, proinflammatory cytokines and chemokines, as illustrated in the figure above on the right side. BTK is also expressed at high levels in certain myeloid cells, such as macrophages and granulocytes, in which receptor activation by immune complexes promotes BTK mediated expression of proinflammatory cytokines and cell adhesion molecules. Collectively, these actions contribute to the selective elimination of foreign antigens by the immune system. However, the immune system can mistakenly identify self-proteins as foreign antigens leading to autoimmunity, and the role of BTK in promoting the inflammatory process has been implicated in a number of autoimmune disorders. GVHD is one such autoimmune-like disorder that can occur as a result of an allogeneic bone marrow or hematopoietic stem cell transplant, or HSCT. In GVHD, the donated bone marrow or peripheral blood stem cells view the recipient’s host cells as foreign, and the donated cells attack the host’s normal healthy cells. There are two forms of GVHD—an acute form mediated primarily by T cells, and a chronic form which involves T cells, B-cells, dendritic cells, monocytes and macrophages. Transplant recipients may experience either or both forms. The condition is estimated to occur in 30% to 70% percent of all patients who receive an HSCT. The BTK inhibitor ibrutinib is approved for chronic GVHD in patients that do not have an adequate response to steroids. There are a number of other BTK inhibitors which are currently being investigated in clinical trials as potential therapies for autoimmune disorders.

Preclinical development of BTK degraders

We have conducted preclinical studies to select BTK CTMs for clinical development. We have demonstrated that certain of our BTK CTMs can induce BTK degradation and inhibit tumor growth with oral administration in xenograft mouse models implanted with both wild type and ibrutinib-resistant lymphoma cell lines. As our BTK CTM portfolio advanced, we also explored the potential clinical utility of dual degraders of BTK and Aiolos, a target protein of IMiDs. Our preclinical research has suggested the feasibility of developing an oral, small molecule drug candidate such as NX-2127 with favorable properties and the ability to potently and selectively degrade these target proteins.

We have demonstrated that certain of our BTK CTMs induce rapid BTK degradation over time in a lymphoma cell line as compared to a control protein, with nearly complete loss of BTK within four hours of administration as shown in the figure below on the left. In addition, we have demonstrated that certain of our BTK CTMs can potently induce BTK degradation in cells from CLL patients in a concentration dependent manner ex vivo, as shown in the figure below on the right. The precursor compound BTK CTM 1.2 shown in the graphs below led to the optimization and selection of NX-2127 as a development candidate.

We have optimized our CTMs to be able to degrade both wild type BTK and the C481S variant of BTK that has been identified as the most common mutation in patients who have become resistant to ibrutinib therapy over time. Using a human lymphoma cell line, we have demonstrated that certain of our BTK CTMs have an ability to degrade BTK and inhibit growth of tumor cell lines that are resistant to ibrutinib. As shown in the charts below, our BTK CTM can inhibit both wild type and ibrutinib-resistant tumor cell line growth at lower concentrations compared to ibrutinib and other non-covalent inhibitors of BTK such as vecabrutinib and acalabrutinib, and we believe it could prove superior to other BTK inhibitors in treating resistance mutations. The precursor compound BTK CTM 1.2 shown in the graphs below led to the optimization and selection of NX-2127 as a development candidate.

Potent tumor growth inhibition was achieved at varying dosing frequencies using orally delivered BTK CTMs in mouse xenograft tumor models with a wild type BTK protein, as shown in the figure below on the left, as well in a tumor containing the C481S ibrutinib-resistance mutations, as shown in the figure below on the right. The charts below show preclinical data from studies using precursor molecules of NX-2127.

In addition to BTK degradation, we have also demonstrated the ability of certain of our BTK CTMs to degrade Aiolos, a protein target of IMiD drugs in preclinical studies, as shown in the figure below on the left. Studies in human T cells comparing NX-2127 to the IMiD drugs lenalidomide and pomalidomide have shown comparable Aiolos degradation and resultant T cell activation, as shown in the figure below on the right. Based on the clinical data of both ibrutinib and the IMiDs in B-cell malignancies, we believe that this strategy of targeting both BTK and Aiolos in a single oral treatment may improve anti-tumor activity. We have also designed a different series of molecules, the BTK CTM 2 series, to degrade BTK with limited or no IMiD activity for potential applications in indications where sparing IMiD activity may be beneficial.

NX-2127, a development candidate for the treatment of B-cell malignancies

Despite the increasing number of approved treatments for B-cell malignancies, significant unmet need remains for patients with relapsed, refractory disease. We believe that NX-2127, a novel agent with a dual BTK and Aiolos degradation mechanism of action, could address such patient populations. We have conducted a preclinical program to characterize NX-2127 as our lead development candidate. NX-2127 has demonstrated promising activity in multiple in vitro and in vivo models using human cancer cell lines. Oral administration of NX-2127 demonstrated dose proportional degradation of BTK proteins in mouse models and showed potent anti-tumor activity against C481S ibrutinib-resistant lymphoma in a xenograft mouse tumor model. NX-2127 demonstrated favorable drug-like characteristics in our in vitro and in vivo studies performed through our preclinical development candidate selection process. Taken together, these data suggest that NX-2127 could have a favorable efficacy profile against both wild type and ibrutinib-resistant BTK alleles in CLL as well as in other indications including DLBCL and FL where ibrutinib or IMiDs alone do not provide sufficient clinical benefit. However, the FDA has not yet approved NX-2127 and we will need to complete additional preclinical studies and clinical trials to determine whether it is safe and effective. We plan to file an IND for NX-2127 in                      and to commence a Phase 1 clinical trial thereafter.

We have conducted exploratory oral dose range-finding, or DRF, studies with NX-2127 in mice and non-human primates, or NHPs, to identify appropriate dose levels for evaluation in good laboratory practice, or GLP, compliant 28-day IND-enabling toxicology studies. In addition to standard safety and toxicology assessments, in NHP studies, we included clinically relevant pharmacodynamic measures of BTK protein levels in the blood as measured by flow cytometry. BTK levels were measured at various time points after dose administration on the first (Day 1) and last (Day 19) day of once daily dosing; the results are shown in the graphs below. As illustrated in the figures below, a single oral dose as low as 1 mg per kg, or mpk, of NX-2127 degraded BTK as early as 4 hours post administration, to more than 90% degradation through 24 hours post administration on Day 1. BTK protein levels remained suppressed throughout the 19-day duration of the study.

Oral NX-2127 Degrades BTK in Non-Human Primates

Safety observations in the 14-day non-GLP exploratory oral DRF toxicity study in NHPs noted slight to severe bruising of the skin on various parts of the body, mild degeneration of muscle, localized swelling of the face and mild hemorrhage in certain internal organs at the two highest dose levels evaluated (30 and 100 mpk), but were absent or mild in animals in the two lower, clinically relevant, doses (1 and 10 mpk) and vehicle-treated control groups. In the 19-day non-GLP exploratory oral DRF toxicity study in NHPs, these safety observations were absent in animals in the three lower clinically relevant dose groups (1, 3 and 10 mpk) and vehicle-treated control groups. All animals survived through the studies with no effects on body weight or food consumption. Such findings may be associated with BTK or related targets, and increased bleeding risk has been a reported side effect of approved BTK inhibitors. We have completed the in-life phases of GLP-compliant 28-day oral toxicity studies with NX-2127 in mice and NHPs. The reporting phase of these studies is currently in progress.

The results of these toxicity studies will be used to identify a clinical starting dose for a Phase 1 clinical trial of NX-2127 in advanced cancer patients. We intend to request a pre-IND meeting to detail our Phase 1 plans for the FDA in                     .

Clinical development plans for NX-2127

We plan to study the pharmacology of NX-2127 in multiple subtypes of relapsed and refractory B-cell malignancies, including those in which ibrutinib has shown only modest effects or is ineffective, as in the case of CLL patients with the C481 mutation. Furthermore, indications in which IMiD activity could augment responses are of high interest. These indications include DLBCL, MZL and FL. We anticipate testing NX-2127 in additional B-cell malignancies, such as CLL, WM and MCL, where IMiDs are not approved but may have shown modest responses, including in patients who have acquired ibrutinib-resistance or are ibrutinib intolerant. We plan to expedite development in indications where NX-2127 shows evidence of compelling clinical activity and where there is high unmet need.

As illustrated in the diagram below, we are currently planning a two-part Phase 1 clinical trial of NX-2127 in patients with relapsed or refractory NHL and CLL. We expect the Phase 1a portion will be designed as a monotherapy dose escalation trial to investigate the safety and tolerability of NX-2127 and to identify a maximum tolerated dose for further evaluation. We expect the Phase 1b portion of the trial will be designed as a monotherapy expansion trial in five cohorts of up to 20 patients each. The five cohorts may include CLL patients, CLL patients with the C481 mutation, patients with MCL, MZL or WM, patients with FL and patients with DLBCL.

BTK CTM 2 series

Our BTK CTM 2 program is comprised of orally bioavailable, potent degraders of BTK that are differentiated from NX-2127 in possessing limited or no IMiD activity. Compounds in the BTK CTM 2 program have demonstrated potent anti-tumor activity in mouse xenograft models of B-cell malignancies as well as degradation of BTK after oral dosing of NHPs as determined by flow cytometry measuring BTK protein levels in the blood. We have identified a development candidate from the BTK CTM 2 series, NX-5948, and we expect to commence IND-enabling studies in                  and file an IND in                 . NX-5948 has potential utility for certain B-cell malignancies where IMiD activity may be less important in achieving a therapeutic benefit and also in autoimmune disease such as GVHD.

Ligase inhibitor portfolio: CBL-B ligase inhibitors

Background on CBL-B

T cells play a key role in cell-mediated adaptive immune response. Activation, expansion and function of antigen-specific T cells is a multistep process and its outcome depends on the balance of positive and negative feedback mechanisms controlling each step. Many factors can hamper the development of an efficient anti-tumor immune response, such as insufficient expression of tumor antigens, defective antigen presentation, inhibitory molecular interactions including those effected by immune checkpoints, immune suppressive factors or suppressor cells and T cell exhaustion.

CBL-B, an E3 ligase expressed in immune cell lineages, functions as an intracellular immune checkpoint that negatively regulates T cell activation and immune response, as illustrated above. CBL-B deficient animal models demonstrate enhanced signal dependent T cell activation and robust T cell dependent anti-tumor immunity. We believe that our oral, small molecule CBL-B inhibitors have several potential immunotherapy applications through enhancing T cell mediated anti-tumor activity by lowering the activation threshold of T cells in a suppressive tumor microenvironment where CBL-B plays a key role in the downregulation of T cells. We are planning to develop our lead oral CBL-B inhibitor, NX-1607, in multiple solid tumors as monotherapy or in combination with other mechanistically complementary therapies. Solid tumors represent approximately 90% of adult human cancers, with estimated new cases in 2020 ranging from approximately 14,000 for cervix uteri cancer to 275,000 for breast cancer. Various immunotherapy strategies have been developed in order to increase the efficiency of anti-tumor immune response, including the use of antibody checkpoint inhibitors such as anti-PD-1, anti-PD-L1, and anti-CTLA-4, which block the “brakes” of immune response. These immune-stimulating antibodies have a more favorable clinical outcome than traditional treatment modalities on a growing list of tumor types. However, most patients fail to respond or experience only transient responses.

CBL-B is highly expressed in human CD4+ and CD8+ T cells, with expression tightly regulated by CD28 and CTLA-4 and other co-stimulatory and inhibitory signals. T cells typically require two signals for activation, the first provided by interaction of the T cell receptor, or TCR, with a peptide presented by an MHC molecule, and the second through co-stimulatory molecules on antigen-presenting cells. CBL-B plays an essential role in the negative regulation of T cell activation by regulating the activity of the TCR through substrate proteins that require a costimulatory signal to mount a productive immune response upon TCR engagement. Studies have found that CBL-B deficient T cells display lower thresholds for activation by antigen recognition receptors and co-stimulatory molecules such as CD28. For example, loss of CBL-B in T cells results in T cells that can be activated upon TCR engagement without co-stimulation by CD28. Such CBL-B deficient T cells are largely resistant to T cell anergy, a tolerance mechanism in which T cells are functionally inactivated and T cell proliferation is greatly impaired. Notably, CBL-B deficient T cells show increased rates of proliferation as well as elevated cytokine secretion including IL-2. The increased secretion of IL-2 is of particular importance in the optimization and development of our CBL-B inhibitors, serves as a key cellular biomarker for measuring successful T cell activation and is a known therapeutic cytokine in oncology.

Pre-clinical development of CBL-B inhibitors

We have developed a series of potent small molecule inhibitors of CBL-B activity that have demonstrated biochemical activity and effects in vitro on human immune cells as well as in mouse tumor models. Consistent with studies cited above, CBL-B inhibitors enhanced ex vivo T cell activation as measured by induction of IL-2, a key cytokine required for immune cell activation and proliferation. Induction of IL-2 secretion occurs at low nanomolar concentrations in primary human and mouse T cells stimulated with anti-CD3/anti-CD28 antibodies or anti-CD3 antibodies alone. As illustrated below, we demonstrated several fold increases in IL-2 production in tandem with increasing biochemical activity of our CBL-B inhibitors. In addition, certain of our CBL-B inhibitors reduced anergy and exhaustion in an ex vivo model of T cell exhaustion using human donor T cells and further, this effect was additive to that achieved with an anti-PD-1 antibody. Based on our findings to date, we believe that CBL-B inhibitors may induce an immune cell localized IL-2 secretion that in combination with other immune activation effects will enhance anti-tumor responses. The precursor compounds shown in the graphs below led to the optimization and selection of NX-1607 and NX-0255 as development candidates in our CBL-B portfolio.

CBL Inhibitors Increase IL-2 Secretion by Human Donor T Cells

Development strategy of CBL-B inhibitors

We are focused on three major immunotherapy applications for our CBL-B inhibitors in oncology. In these applications, our overall strategy is to maximize an anti-tumor effect and clinical benefit of our CBL-B inhibitors by enhancing T cells in vivo or ex vivo. In the first application, NX-1607, an oral small molecule immunotherapy drug candidate, is intended to be used as a single agent or in combination with other mechanistically complementary oncology therapies. The second application is the ex vivo use of NX-0255 to create drug-enhanced ACT products, initiatives we refer to as DeTIL and DeCART. DeTIL-0255, is a drug-enhanced investigational ACT product that uses NX-0255 ex vivo to enhance TIL propagation and phenotypic characteristics. We have entered into agreements with contract manufacturing organizations for the development of DeTIL-0255. We expect to enter into new collaborative agreements for the use of NX-0255 in the development of CAR-T therapies. The third application is the use of orally dosed NX-1607 in combination with potentially any ACT, such as DeTIL-0255, to promote engraftment and anti-tumor activity of the transplanted cells.

NX-1607, an oral CBL-B inhibitor for immuno-oncology

NX-1607 is an investigational, orally bioavailable, potent inhibitor of CBL-B. In vitro, NX-1607 has been demonstrated to increase T cell activation in primary human T cells in the absence of co-stimulation with CD3 and CD28, a potential advantage in a suppressive tumor microenvironment. In vivo, oral administration of NX-1607 in mice has demonstrated notable tumor growth inhibition in a tumor model as illustrated in the figure below.

Oral Single Agent Anti-Tumor Activity of NX-1607

in Replicate Syngeneic Mouse Model

Two-way ANOVA (analysis of variance) of treatment group vs. vehicle control average tumor volumes from both flanks are depicted

Clinical development of NX-1607

We are conducting a preclinical program to characterize NX-1607 as our lead oral CBL-B inhibitor development candidate and expect to file an IND in                      and to commence a Phase 1 clinical trial thereafter. Our Phase 1 clinical trial is planned as a single agent, dose-escalation study of NX-1607 in patients with solid tumors who are resistant to standard of care, which may include checkpoint inhibitors. The Phase 1 clinical trial will investigate the safety and tolerability of NX-1607 and identify a maximum tolerated dose for further evaluation. Secondary objectives of the study may include preliminary assessment of the pharmacokinetic and pharmacodynamic profile of NX-1607, as well as preliminary assessment of anti-tumor activity of NX-1607. We are planning to complete the preclinical characterization, DRF studies and IND-enabling activities for NX-1607 in preparation for an IND filing in                     .

CBL-B inhibitors for Adoptive Cell Therapies

Background on Adoptive Cell Therapies

ACTs represent another class of immunotherapy in which T cells are isolated directly from patient tumors, as with TIL, or from patient blood with subsequent genetic modification to recognize specific antigens present on cancer cells, as with CAR-T therapies. Tumor-reactive T cells are then expanded and infused back into the patient. Currently, the only FDA-approved ACTs are anti-CD19 CAR-T therapies that are approved for treatment of acute B-cell leukemia and acute B-cell lymphoma. CAR-T therapies have not yet proven to be effective in solid tumors. This is due to a number of factors within the tumor microenvironment unique to solid tumors such as the presence of immune checkpoint molecules and suppressive cytokines, and the heterogeneous nature of tumor cells themselves, preventing the identification of uniformly expressed targets for CAR design. Another ACT is TIL therapy. TIL are an expanded collection of lymphocytes that have penetrated the stroma of a tumor and contain host T cells that have recognized a variety of tumor antigens. Ex vivo expanded TIL can be infused into the patient as a therapeutic to amplify the patient’s own immune response to the tumor. Although existing ACT have delivered encouraging results in certain hematologic malignancies and some solid tumors, most patients fail to respond due to three main issues: 1) failure to obtain sufficient quantity and/or quality of T cells from the tumor samples or from the blood for a successful production process, 2) poor engraftment of T cells upon reinfusion to the patient and 3) lack of a persistent anti-tumor response or relapse.

CBL-B Inhibitors for Adoptive Cell Therapies

The opportunities to address the above limitations are substantial and our results to date support the concept that CBL-B inhibitors may address some or all of the current limitations of ACT. We are advancing several lines of experimentation to refine our understanding of the clinical and commercial opportunities in this area. We have consolidated these efforts under an initiative we call the Nurix Adoptive Cell Therapy program, or NxACT, as illustrated in the figure below. Our NxACT initiative includes a drug-enhanced TIL program known as DeTIL, and a drug-enhanced CAR-T therapy known as DeCART. The broader conceptual framework for NxACT is convergence of targeted protein modulation with ACT. In addition to CBL-B, we expect to explore additional targets for protein modulation that may be useful in the NxACT program. We expect to develop NxACT product opportunities through contract manufacturing organizations in the case of DeTIL, and in collaboration with other entities experienced in CAR-T therapy product manufacturing and commercialization in the case of DeCART.

Based on our preclinical findings to date, we believe CBL-B inhibition using NX-0255 ex vivo during the isolation and expansion of TIL can address some of the issues that have limited the success of existing ACT. We believe the use of NX-0255 ex vivo can address these limitations by producing not only more T cells, but also T cells with favorable characteristics including greater numbers of CD8+ T cells with an enhanced central memory phenotype, a profile that has been associated with better clinical outcomes. In our preclinical ACT research program, we expanded TIL from human tumor samples ex vivo and measured the effects of drug enhancement by NX-0255 on TIL production. The central memory T cell population was increased in human TIL expanded ex vivo in the presence of NX-0255, as compared to the effector memory T cell population in TIL that had been isolated and propagated from tumor fragments in the presence of recombinant IL-2.

The DeTIL-0255 investigational product under development is an autologous cell therapy consisting of T cells derived from a patient’s tumor expanded in culture with NX-0255. Although NX-0255 has limited oral bioavailability, we have demonstrated inhibition of CBL-B both biochemically and in ex vivo T cell culture, making it well suited for the ex vivo creation of new ACT products. DeTIL-0255 is designed to be a single administration autologous TIL therapy infused following non-myeloablative chemotherapy. We believe DeTIL-0255 could allow a broader application of TIL therapy, potentially providing long term benefit to patients with multiple types of cancer.

Preclinical development of DeTIL-0255

We have tested NX-0255 in a mouse model of ACT shown below to determine if culture of tumor specific T cells ex vivo in the presence of a potent CBL-B inhibitor can confer a superior anti-tumor effect as compared to standard culture conditions using IL-2 alone. We have demonstrated that even a short, 3-day ex vivo exposure of T cells to NX-0255, either alone or in combination with IL-2, conferred a lasting anti-tumor phenotype for over a month upon transfer of the cells into a tumor-bearing animal as compared to controls. We have also demonstrated that those cells cultured under standard conditions with IL-2 alone resulted in superior conditional survival of the mice as shown in the figure below.

Clinical development plans for DeTIL-0255

We are planning to meet with the FDA regarding early preclinical regulatory guidance for the development of DeTIL-0255. Based on the feedback, we will proceed to complete the preclinical characterization and IND-enabling activities for DeTIL-0255 and currently anticipate filing an IND in                     . We are currently working with contract manufacturing organizations with experience in TIL product development for the development of the DeTIL-0255 process and manufacturing. We expect the Phase 1 clinical trial will be conducted at multiple sites in the United States that have experience in conducting TIL and other ACT trials. We expect to include patients with a spectrum of advanced solid tumors who have failed standard of care. The primary objective of the study will be to evaluate safety and tolerability of DeTIL-0255 autologous cell therapy. Secondary objectives may include an exploratory evaluation of efficacy. Other exploratory objectives may include characterization of DeTIL-0255 phenotypes utilizing a variety of T cell markers, identification of potential mechanisms of response or resistance to DeTIL-0255 including repertoire analysis and persistence of the autologous cell therapy in the patient. The specific study design and protocol are currently under development, and will include plans regarding selection of the patient population, eligibility criteria and safety monitoring.

Oral CBL-B inhibitors combined with ex vivo CBL-B inhibition in a mouse model of ACT

We have further explored ACT by including an oral dosing regimen of NX-1607 in combination with NX-0255 ex vivo treated T cells. Preliminary results shown below illustrate that the combination with NX-1607 yields more substantial anti-tumor effect and subsequent conditional survival than with ex vivo NX-0255 ACT alone. Pending FDA feedback, we also intend to evaluate the combination of oral NX-1607 and ex vivo NX-0255 ACT in a future clinical trial.

Collaborations

Sanofi Collaboration and License Agreement

In December 2019, we entered into a global strategic collaboration with Genzyme Corporation, a subsidiary of Sanofi, or the Sanofi Agreement, which became effective in January 2020, to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with challenging diseases in multiple therapeutic areas using our DELigase platform to identify small molecules designed to induce degradation of three specified initial drug targets, with an option by Sanofi to expand to a total of five targets. Over time and subject to certain limitations, Sanofi may elect to replace the drug targets with other reserved targets.

Under the Sanofi Agreement, Sanofi has exclusive rights and is responsible for the clinical development, commercialization and manufacture of product candidates resulting from the collaboration while we retain the option to co-develop, co-promote and co-commercialize up to two targets, one of which must be selected from a list of targets designated at the execution of the Sanofi Agreement and one of which must be selected from targets identified by Sanofi in the future. Our right to exercise our option to co-develop, co-promote and co-commercialize a given target is dependent on our ability to demonstrate, within a given timeframe, that we have sufficient cash resources and personnel to commercialize the product. The collaboration excludes our current internal protein degradation programs for which we retain all rights, and also excludes our future internal programs, provided that we have distinguished future programs as excluded from the scope of the collaboration.

For drug targets that are subject to the collaboration, we have primary responsibility for conducting preclinical research activities (including target validation, drug discovery, identification or synthesis) in accordance with the applicable research plan agreed to by the parties and established on a target-by-target basis. We are obligated to use commercially reasonable efforts to identify relevant target binders and CTMs in order to identify development candidates. Subject to certain exceptions, each party will bear its own costs in the conduct of such research. Sanofi will be responsible for any development and commercialization activities, unless we exercise our co-development and co-promotion option. For those programs that we exercise our option to co-develop, co-promote and co-commercialize, we will be responsible for a portion of the U.S. development costs, and the parties will split U.S. profits and losses evenly and we will be eligible to receive royalties on ex-U.S. net sales and reduced milestone payments on such optioned products.

Upon signing the Sanofi Agreement, Sanofi agreed to pay us an upfront payment of $55.0 million and we are eligible to receive additional payments if Sanofi exercises its option to expand the number of targets beyond the initial targets included in the collaboration or exercises an option to extend the license term with respect to a particular target. In addition, we are eligible to receive up to approximately $2.5 billion in total payments, including payments of up to $500.0 million upon the achievement of specified development milestones, up to $625.0 million upon the achievement of specified regulatory milestones and up to $1.3 billion upon the achievement of certain sales milestones, as well as up to $170.1 million in certain additional fees related to target licensing and reservation. In addition, we are eligible to receive tiered royalties ranging from mid-single digit to low teen percentages on annual net sales of any commercial products that may result from the collaboration, subject to certain reductions and excluding sales in the United States of any products for which we exercise our option to co-develop and co-promote, for which we share profits and losses evenly.

Subject to earlier expiration in certain circumstances, the Sanofi Agreement expires on a licensed product-by-licensed product or profit-shared licensed product-by-profit-shared licensed product basis and country-by-country basis upon on the later of the expiration of (i) the last-to-expire patent with a valid claim covering the applicable licensed product in the applicable country, (ii) the expiration of any regulatory exclusivity for the applicable licensed product in the applicable country or (iii) ten years after the first commercial sale of the applicable licensed product in the applicable country covered by the Sanofi Agreement.

Gilead Collaboration, Option and License Agreement

In June 2019, we entered into a global strategic collaboration agreement with Gilead, which was amended in August 2019, or the Gilead Agreement, to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with cancer and other challenging diseases using our DELigase platform to identify novel agents that utilize E3 ligases to induce degradation of five specified drug targets.

Under the Gilead Agreement, Gilead has the option to license drug candidates directed to up to five targets resulting from the collaboration and is responsible for the clinical development and commercialization of product candidates resulting from the collaboration. We retain the option to co-develop and co-promote, under a profit share structure, up to two product candidates in the United States, provided that we may only exercise such option once per licensed product and Gilead retains the right to veto our option selection for any one product candidate of its choice. The collaboration excludes our current internal protein degradation programs for which we retain all rights, and also excludes our future internal programs, provided that we have distinguished future programs as excluded from the scope of the collaboration.

Over time, Gilead may elect to replace the initial drug targets with other drug targets. For drug targets that are subject to the collaboration, we are obligated to use commercially reasonable efforts to undertake a research program in accordance with a research plan agreed to by the parties and established on a target-by-target basis. We have primary responsibility under the agreement for performing preclinical research activities (including target validation, drug discovery, identification or synthesis) pursuant to a research plan. Each party will bear its own costs in the conduct of research activities. Gilead will be responsible for any development, commercialization and manufacturing activities, unless we exercise our co-development and co-promotion option. For those programs that we exercise our option to co-develop and co-promote, we and Gilead will split U.S. development costs as well as U.S. profits and losses evenly, and we will be eligible to receive royalties on ex-U.S. net sales and reduced milestone payments.

Upon signing the Gilead Agreement, Gilead agreed to pay us an upfront payment of $45.0 million, plus $3.0 million in additional fees, and we are eligible to receive up to approximately $2.3 billion in total additional payments, including up to $700.0 million upon the achievement of specified development milestones, up to

$1.5 billion upon the achievement of specified sales milestones, subject to reduction for any product for which we exercise our option to co-develop and co-promote, and up to $145.8 million in certain additional fees related to target licensing, reservation and selection and research term extensions. In addition, we are eligible to receive tiered royalties from mid-single digit to low tens percentages on annual net sales from any commercial products directed to the optioned collaboration targets, subject to certain reductions and excluding sales in the United States of any products for which we exercise our option to co-develop and co-promote, for which we share profits and losses evenly.

Subject to earlier expiration in certain circumstances, the Gilead Agreement expires on a licensed product-by-licensed product and country-by-country basis upon on the later of (i) the expiration of the last-to-expire patent with a valid claim covering the applicable licensed product in the applicable country, (ii) the expiration of any regulatory exclusivity for the applicable licensed product in the applicable country or (iii) ten years after the first commercial sale of the applicable licensed product in the applicable country covered by the Gilead Agreement, provided that the term for any profit-shared licensed product in the United States will expire upon the expiration or termination of the applicable profit-share term as set forth in an applicable profit-share agreement to be negotiated upon our exercise of our option to co-develop and co-promote such licensed product. If Gilead does not exercise an option to license a drug candidate, then the Gilead Agreement will terminate at the end of the last-to-expire option period.

Manufacturing and supply

We do not own or operate, and currently have no plans to establish, any facilities for product manufacturing, packaging, storage and distribution, or testing. We rely on and expect to continue to rely on third-party contract manufacturing organizations for both drug substance and finished drug product, and ACT product. We have personnel or engaged consultants with extensive technical, manufacturing, analytical and quality experience and good project management to oversee contract manufacturing and testing activities. We have engaged third-party manufacturers to supply the drug substance for NX-2127 and to develop and manufacture finished drug product for NX-2127 that we plan to use in our Phase 1 clinical trial. We have also engaged a third-party manufacturer to supply the drug substance for NX-1607. We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. Because TIL and CAR-T therapies are manufactured on a patient-by-patient basis, they involve complex manufacturing and we anticipate that we will have to rely on third-party manufacturers to manufacture our ACT products for pre-clinical studies and clinical trials. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.

All of our drug candidates are organic compounds of low molecular weight, generally called small molecules, but which are larger than traditional small molecule therapeutics. We have selected these compounds not only on the basis that they could have potentially favorable efficacy and safety profiles, but also for their ease of synthesis and reasonable cost of their starting materials. In particular, our lead product candidates are manufactured using reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale up and does not require unusual equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property and proprietary products. While we believe that our technology, development experience, scientific knowledge and intellectual property portfolio provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing, and commercialization. Not only must we compete with other companies that are focused on protein modulation, but any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Moreover, our industry is characterized by the existence of large numbers of patents and frequent allegations of patent infringement.

Our platform and product focus is the discovery and development of protein modulation therapies using our chimeric small molecules and ligase inhibitors. Other companies researching chimeric small molecules for protein degradation include Arvinas, Inc., C4 Therapeutics, Inc., Cullgen Inc. and Kymera Therapeutics, Inc., all of which are currently in preclinical development with the exception of Arvinas which has initiated clinical trials. Further, several large pharmaceutical companies have disclosed preclinical investments in this field, including Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Genentech, Inc., GlaxoSmithKline plc and Novartis International AG. Moreover, we also compete with current and future therapeutics developed at universities and other research institutions. In addition to competition from other protein modulation therapies, any products that we develop may also face competition from other types of therapies, such as small molecule, antibody, vaccine or gene therapies.

Our lead product candidates target hematologic cancers and immune-mediated diseases including immuno-oncology and cell-based therapeutics for cancer. The most common methods of treating patients in oncologic indications are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy. A new class of therapies for treatment of oncology patients are ACTs including CAR-T cell therapies and Tumor Infiltrating Lymphocyte cell therapies. There are a variety of available drug therapies marketed for cancer, including hematologic cancers. In many cases, these drugs are administered in combination to enhance efficacy. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. In general, although there has been considerable progress over the past few decades in the treatment of cancer and the currently marketed therapies provide benefits to many patients, these therapies all are limited to some extent in their efficacy and frequency of adverse events, and none of them are successful in treating all patients. As a result, the level of morbidity and mortality from cancer remains high.

In addition to currently marketed drugs, there are also several product candidates in late stage clinical development for the treatment of oncologic indications and immune-mediated diseases. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of our product candidates for which we obtain market approval.

If any of our product candidates are approved for the indications for which we expect to conduct clinical trials, they will compete with the foregoing therapies and the currently marketed drugs and potentially any drugs in development. It is also possible that we will face competition from other biologic or pharmaceutical approaches as well as from other types of therapies.

Many of our current or potential competitors, either alone or with strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates are approved, we expect that they will be priced at a significant premium over competitive generic products.

The key competitive factors affecting the success of all our programs, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition and availability of reimbursement.

Intellectual property

We strive to protect and enhance the proprietary technology, inventions, platforms, product candidates and improvements thereof that are commercially important to our business, including obtaining, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among, other methods, pursuing patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and product candidates that are important to the development and implementation of our business. Our patent portfolio, including pending priority applications and Patent Cooperation Treaty, or PCT, applications, is intended to cover, but is not limited to, our technology platforms, product candidates and components thereof and their methods of use, and any other inventions that are commercially important to our business. However, the portfolio covering our product candidates is at an early stage and is currently comprised of only applications and we do not currently own or license any issued patents. Much of our patent portfolio consists of pending priority applications that are not examined and pending PCT applications. Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines through applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications. A pending PCT patent application is not eligible to become an issued patent until, among other things, we file a national stage patent application within 30 months in the countries in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose our priority date with respect to our PCT patent applications and any patent protection on the inventions disclosed in such PCT patent applications. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form that will provide us with meaningful protection for our products. In some instances, we submit patent applications directly with the USPTO as provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms and product candidates and continuing innovation to develop, strengthen, and maintain our position in our DELigase platform and product candidates. Trade secrets are difficult to protect and provide us with only limited protection. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned or controlled by third parties; to defend and enforce our proprietary rights, including our patent applications; to defend against challenges and assertions by third parties of their purported intellectual property rights; and to operate without infringement of valid and enforceable patents and other proprietary rights of third parties. For risks related to our intellectual property, please see “Risk factors—Risks related to our intellectual property.”

We believe that we have a strong global intellectual property position and substantial know how and trade secrets relating to our DELigase platform and product candidates. As of May 31, 2020, we have two U.S. utility patent applications, 14 provisional U.S. applications, six PCT applications and one Taiwanese application that we own, and two provisional applications that we co-own with Gilead. NX-2127 and NX-5948 are covered by one PCT application and two provisional applications claiming the compound, formulation, synthetic methods, and uses thereof. Should patents issue claiming NX-2127, these patents are expected to expire between 2039-2040. NX-1607 is covered by six provisional applications claiming the compound, formulation, synthetic methods and uses thereof. Should patents issue claiming NX-1607, these patents are expected to expire between 2040-2041. DeTIL-0255 is covered by one U.S. utility application, one PCT application and four provisional applications. Should patents issue claiming DeTIL-0255, these patents are expected to expire in 2040.

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing of a non-provisional patent application in the applicable country. However, the patent term of United States patents may, in certain cases, be adjusted for administrative delays by the United States Patent and Trademark Office, or the USPTO, in examining and granting a patent or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In addition, the term of a patent may be extended as compensation for the patent term lost during the FDA regulatory review process. For example, for drugs that are regulated by the FDA under the Hatch-Waxman Act, it is permitted to extend the term of a patent that covers such drug for up to five years beyond the normal expiration date of the patent. For more information on patent term extensions, see “Business—Government regulation: The Hatch-Waxman Act—Patent term extension.” In the future, if and when our pharmaceutical product candidates receive FDA approval, we expect to apply for patent term extensions on patents, if issued, covering those product candidates. We intend to seek patent term extensions to any of our patents, if issued, in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

We also rely on trade secret protection for our know-how, confidential and proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our confidential and proprietary information as trade secrets, including through contractual means with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, competitors or other third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements under the commencement of employment or consulting relationships with us. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. To the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in relation to the resulting know-how or inventions. For more information, please see the sections titled “Risk factors—Risks related to our intellectual property” and “Risk factors—Risks related to regulatory approval and marketing of our product candidates.”

Government regulation

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The processes for obtaining approval in the United States, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. The Federal Food, Drug, and Cosmetic Act, or the FDCA, and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, quality control, packaging, storage, recordkeeping, approval, labeling, promotion, advertising and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, withdrawal of an approval, imposition of a clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as in vitro and animal trials to assess the characteristics and potential safety and efficacy of the product for initial testing in humans and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLPs. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of any new drug that is not the subject of an approved NDA. In support of a request for an IND, a sponsor must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. The sponsor may be a company seeking to develop the drug or, as in the case of an investigator-initiated trial, the sponsor may be an investigator who is conducting the trial. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30 day period, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, as a clinical hold or partial clinical hold, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol, or part of a protocol, is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, the FDA has promulgated regulations governing the acceptance of foreign clinical trials not conducted under an IND, establishing that such studies will be accepted as support for an IND or application for marketing approval if the study was conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies. If a marketing application is based solely on foreign clinical data, the FDA requires that the foreign data be applicable to the U.S. population and U.S. medical practice; the studies must have been performed by clinical investigators of recognized competence; and the FDA must be able to validate the data through an onsite inspection or other appropriate means, if the FDA deems such an inspection to be necessary.

The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, representing each institution participating in the clinical trial. The IRB must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or in certain indications such as cancer, patients with the target disease or condition, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are conducted. In a Phase 3 trial, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk benefit profile of the product, and to provide adequate information for the labeling of the product.

In most cases the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances, such as where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. Post-approval studies, or Phase 4 trials, are often required following initial approval and are intended to gain additional experience and data from treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse effects occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,942,965 for fiscal year 2020, and the manufacturer and sponsor under an approved NDA are also subject to annual program fees, currently $325,424 for each prescription product. These fees are typically increased annually. Sponsors of applications for drugs granted Orphan Drug Designation are exempt from these user fees.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs to encourage timeliness. Applications for standard review drug products are meant to be reviewed within ten months; applications for priority review drugs are meant to be reviewed in six. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. An advisory committee is typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practices, or cGMPs, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and accompanying information and the manufacturing facilities, it issues either an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

If the FDA approves a product, it may limit the approved indications for use for the product; require that contraindications, warnings or precautions be included in the product labeling; require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval; require testing and surveillance programs to monitor the product after commercialization; or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Expedited approval pathways

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life threatening disease or condition. These programs are referred to as Fast Track designation, Breakthrough Therapy designation and Priority Review designation. In addition, accelerated approval offers the potential for approval based on a surrogate or intermediate clinical endpoint. In May 2014, the FDA published a final Guidance for Industry titled “Expedited Programs for Serious Conditions Drugs and Biologics,” which provides guidance on the FDA programs that are intended to facilitate and expedite development and review of new product candidates as well as threshold criteria generally applicable to concluding that a product candidate is a candidate for these expedited development and review programs.

The FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

A product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may designate a product for Priority Review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case by case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A Priority Review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Accelerated approval pathway

The FDA may grant accelerated approval to a drug for a serious or life threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Orphan drugs

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug Designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA Orphan Drug Designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and an exemption from the NDA application user fee.

Pediatric studies and exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or the FDASIA, sponsors must also submit pediatric study plans prior to the assessment data.

Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, including total or partial suspension of production, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; or

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability.

In addition, the distribution of prescription drug products is subject to the Prescription Drug Marketing Act, or the PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription drug product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for generic drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress established an abbreviated regulatory scheme allowing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form and the strength of the drug. An applicant may submit an ANDA suitability petition to request the FDA’s prior permission to submit an abbreviated application for a drug that differs from the RLD in route of administration, dosage form, or strength, or for a drug that has one different active ingredient in a fixed combination drug product (i.e., a drug product with multiple active ingredients). At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists may consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity, or NCE. For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years from the date the NDA is approved, unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; it does, however, block the FDA from approving ANDAs during the period of exclusivity. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

505(b)(2) New Drug Applications

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant, and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional bridging studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Hatch-Waxman patent certification and the 30-month stay

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Orange Book.

When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent, known as a Section VIII statement. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Patent term extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory process. The allowable patent term extension is typically calculated as one-half the time between the effective date of an IND application and the submission date of a NDA, plus the time between NDA submission date and the NDA approval date up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years from the date of product approval. Only one patent applicable to an approved drug is eligible for extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. For more information, please see the section titled “Risk factors—Risks related to our intellectual property—We may need to obtain patent term extension for our product candidates.”

Foreign regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the United States.

Other healthcare laws

Although we do not currently have any products on the market, in addition to FDA restrictions on marketing of pharmaceutical products, we are also subject to healthcare statutory and regulatory requirements and enforcement by the U.S. federal and state governments. Even though we are not in a position to make patient referrals and do not bill Medicare, Medicaid, or other government or commercial third-party payers, our relationships with healthcare providers, physicians and third-party payors will subject us to healthcare statutory and regulatory requirements and enforcement by federal and state governments. These laws include anti-kickback statutes, false claims statutes and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, to induce, or in return for, purchasing, leasing, ordering, or arranging for, referring, or recommending the purchase, lease or order of any healthcare item or service reimbursable, in whole or in part, under Medicare, Medicaid, or other federal health care program. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) amended the intent element of the federal Anti-Kickback Statute to clarify that a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to commit a violation. Among others, this statute applies to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other, including, for example, consulting/speaking arrangements, discount and rebate offers, grants, charitable contributions and patient support offerings. A conviction for violation of the federal Anti-Kickback Statute can result in criminal fines and/or imprisonment and requires mandatory exclusion from participation in federal health care programs. Exclusion may also be imposed if the government determines that an entity has committed acts that are prohibited by the federal Anti-Kickback Statute. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions under the law, the exceptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. The federal Anti-Kickback Statute safe harbors are the subject of possible regulatory reforms. Any changes to the safe harbors may impact our future contractual and other arrangements with pharmacy benefit managers, group purchasing organizations, third party payors, wholesalers and distributors, healthcare providers and prescribers, and other entities, as well as our future pricing strategies.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false record or statement material to a false claim. The False Claims Act, which covers claims made to programs where the federal government reimburses (directly or indirectly) individuals and entities, such as under the Medicare and Medicaid programs, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. The law also prohibits avoiding, decreasing or concealing an obligation to pay money to the federal government. The government can bring claims directly or through a civil whistleblower or qui tam action, and potential liability includes mandatory treble damages and significant per claim penalties, currently set at $11,181 to $22,363 per false claim or statement for penalties assessed after January 29, 2018, with respect to violations occurring after November 2, 2015. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Additionally, the ACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal False Claims Act. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. There is also the Federal Criminal False Claims Act, which is similar to the Federal Civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order or receive a reimbursable item or service from a particular provider, practitioner, or supplier (although pharmaceutical manufacturers are not considered suppliers for purposes of this law), and contracting with an individual or entity that the person knows or should know is excluded from participation in a federal health care program. In addition, federal criminal statutes created by the HIPAA prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, HIPAA, as amended by HITECH and their respective implementing regulations, including the Final Omnibus Rule published on January 25, 2013, impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, requirements to facilitate certain patient rights, requirements to safeguard the privacy, security, and transmission of individually identifiable health information, and requirements to provide notice to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect. These laws are rapidly evolving and may impose additional regulatory compliance burden and legal risks on our operations.

Further, pursuant to the ACA, the Centers for Medicare & Medicaid Services, or CMS, has promulgated regulations to implement what is commonly known as the federal Physician Payment Sunshine Act, which, among other things, requires manufacturers of prescription drugs, among others, to collect and report information on certain payments or transfers of value they make to U.S.-licensed physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The reports must be submitted on an annual basis, and the reported data is made available in searchable form on a public website. Failure to submit required information may result in civil monetary penalties. Effective January 1, 2022, reporting on transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, certified registered nurse anesthetists and certified nurse-midwives will also be required.

In addition, several states require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Still other states require the posting of information relating to clinical studies and their outcomes. Some states require the reporting of certain pricing information, including information pertaining to and justifying price increases, or prohibit prescription drug price gouging. In addition, states such as California, Connecticut, Nevada and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

Efforts to ensure that business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. If a drug company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management’s attention from the operation of the business, even if such action is successfully defended.

U.S. healthcare reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the costs of health care and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which intended to substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) proscribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iii) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs (iv) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer what are now 70% point of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, (v) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 138% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (vi) expanded the entities eligible for discounts under the 340B Public Health program, (vii) required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to licensed practitioners, (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research, and (ix) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

The current U.S. presidential administration and Congress have, and we expect they will continue to, seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Since January 2017, the current U.S. presidential administration has issued three executive orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. For example, on January 22, 2018, the current U.S. presidential administration signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The TCJA among other things, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment, or penalty, imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In December 2018, a federal district court in Texas ruled that the ACA’s individual mandate, without the penalty that was repealed effective January 1, 2019, was unconstitutional and could not be severed from the ACA. As a result, the court ruled the remaining provisions of the ACA were also invalid. The Fifth Circuit Court of Appeals affirmed the district court’s ruling that the individual mandate was unconstitutional, but it remanded the case back to the district court for further analysis of whether the mandate could be severed from the ACA (i.e., whether the entire ACA was therefore also unconstitutional). The Supreme Court of the United States granted certiorari on March 2, 2020, and the case is expected to be decided in 2021.

Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” There is still uncertainty with respect to the impact the current U.S. presidential administration and the Congress may have, if any, and any changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions of Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent statutory amendments, will remain in effect through 2030 unless additional Congressional action is taken. In 2020, the CARES Act temporarily suspended the 2% cut in Medicare payments from May 1, 2020 through December 31, 2020, and it extended the cut through fiscal year 2030 to offset the cost of such temporary suspension. The American Taxpayer Relief Act of 2012 made other changes, including reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities which may delay our ability to develop, market and sell any products we may develop.

More recently the cost of prescription pharmaceuticals has been the subject of considerable discussion in the United States. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient support programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for drug products. While many proposed measures will require authorization through additional legislation to become effective, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any product that is ultimately approved, if approved.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA authorization under an FDA expanded access program; however, manufacturers are not obligated to provide investigational new drug products under the current federal right to try law.

Employees

As of February 29, 2020, we had 96 full-time employees. From time to time, we also retain independent contractors to support our organization. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we believe our relationship with our employees is good.

Facilities

Our principal executive office is located in San Francisco, California, where we lease a total of 49,991 square feet of office and laboratory space that we use for our administrative, research and development and other activities. The lease expires in April 2025. We believe that our existing facilities and other available properties will be sufficient for our needs for the foreseeable future.

Legal proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm and other factors.

Management

Executive officers and directors

The following table provides information regarding our executive officers and directors as of May 31, 2020:

Name	Age	Position

Executive Officers:
Arthur T. Sands, M.D., Ph.D.	58	Chief Executive Officer and Director
Pierre Beaurang, Ph.D.	50	Chief Business Officer
Gwenn Hansen, Ph.D.	49	Chief Scientific Officer
Christine Ring, Ph.D., J.D.	55	General Counsel
Hans van Houte	54	Chief Financial Officer

Non-Employee Directors:
Leon Chen, Ph.D.	45	Director
Julia P. Gregory	67	Director
Lori A. Kunkel, M.D.	62	Director
David Lacey, M.D.(2)(4)	67	Director
Robert Tjian, Ph.D.	70	Director
Jeffrey Tong, Ph.D.(2)	45	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Governance Committee.

(4)	Chairman of the board of directors.

Executive officers

Arthur T. Sands, M.D., Ph.D., has served as our Chief Executive Officer and a member of our board of directors since September 2014. Prior to joining us, Dr. Sands was the co-founder and served as President, Chief Executive Officer and as a member of the board of directors of Lexicon Pharmaceuticals, Inc., a biopharmaceutical company focused on target validation and pharmaceutical development, from 1995 to July 2014. Before founding Lexicon Pharmaceuticals, Dr. Sands served as an American Cancer Society postdoctoral fellow in the Department of Human and Molecular Genetics at Baylor College of Medicine. Dr. Sands holds a B.A. in Economics and Political Science from Yale University and an M.D. and a Ph.D. in Cell Biology from Baylor College of Medicine. We believe Dr. Sands is qualified to serve on our board of directors due to his scientific and historical experience gained from serving as our Chief Executive Officer, combined with his previous scientific training and qualifications and the skills and experience he has developed during his extensive career in the life sciences industry.

Pierre Beaurang, Ph.D. has served as our Chief Business Officer since February 2016 and served as our Vice President, Business and Corporate Development from September 2014 to January 2016. Prior to joining us, Dr. Beaurang served in a variety of roles at Five Prime Therapeutics, Inc., a biotechnology company developing immune modulators and precision therapies for solid tumor cancers, from 2001 to September 2014, including as Associate Director, Licensing and Collaborations, Director, Business Development, Senior Director, Business Development and Executive Director Business Development. Dr. Beaurang holds a B.A. in Biology and M.A. in Biotechnology from Boston University, and a Ph.D. in Molecular and Cell Biology from the University of California, Berkeley.

Gwenn Hansen, Ph.D. has served as our Chief Scientific Officer since June 2020 and served as our Senior Vice President, Research from July 2019 through May 2020. Prior to becoming our Senior Vice President, Research, Dr. Hansen served as our Vice President, Drug Discovery Technologies, from September 2018 to July 2019, Senior Director, Drug Discovery Technologies, from February 2018 to September 2018, Director, Drug Discovery Technologies, from July 2017 to February 2018, and Director, Library Discovery from December 2015 to July 2017. From August 2014 to October 2015, Dr. Hansen was an associate professor in the Center for Drug Discovery at Baylor College of Medicine. From 2001 to 2014, Dr. Hansen served in a variety of discovery-focused roles at Lexicon Pharmaceuticals. Dr. Hansen holds a B.A. in Biology from Gustavus Adolphus College and a Ph.D. in Biomedical Sciences from the University of Tennessee-Knoxville.

Christine Ring, Ph.D., J.D., has served as our General Counsel since September 2019. Prior to joining us, Dr. Ring served as Senior Vice President, Legal from February 2018 to April 2019 and Vice President, Legal from June 2014 to February 2018 of Dermira, Inc., a biopharmaceutical company focused on medical dermatology. From 2006 to June 2014, Dr. Ring worked for Amyris, Inc., a biotechnology company focused on renewable fuels and specialty chemicals, as Vice President and Chief IP Counsel from 2006 to 2011 and Senior Vice President, Technology Strategy and Licensing from 2012 to June 2014. From 2001 to 2006, Dr. Ring served as the Director of Intellectual Property for Sunesis Pharmaceuticals, Inc. From 2000 to 2001, Dr. Ring served as Senior Patent Attorney for Kosan Biosciences Incorporated Prior to that, Dr. Ring served as an associate at Pillsbury Madison & Sutro, LLP (now Pillsbury Winthrop Shaw Pittman, LLP) and Limbach & Limbach, LLP. Dr. Ring holds an A.B. in Biophysics from the University of California, Berkeley, a Ph.D. in Pharmaceutical Chemistry from the University of California, San Francisco, and a J.D. from the University of California, Hastings College of the Law.

Hans van Houte has served as our Chief Financial Officer since June 2020, served as our Senior Vice President, Finance from January 2018 through May 2020 and served as our Vice President, Finance, from March 2016 to January 2018. Prior to joining us, Mr. van Houte was a managing partner at Bionation LLC, a financial consulting firm, from July 2009 to February 2016. From 2008 to 2009, Mr. van Houte served as Vice President, Finance and Administration of Allozyne, Inc., and from 2003 to 2008, Mr. van Houte served as Vice President, Finance and Operations of Trubion Pharmaceuticals, Inc. Mr. van Houte served in various finance roles at Ostex International Inc. and Vertex Pharmaceuticals Incorporated. Mr. van Houte holds a B.S. in Business Administration, Finance and Accounting from Babson College.

Non-employee directors

Leon Chen, Ph.D., has served as a member of our board of directors since January 2020. Dr. Chen has been a Partner at The Column Group, a healthcare venture capital firm, since October 2019 and a Venture Partner at OrbiMed, an investment firm, since June 2013. Prior to that, Dr. Chen was a Partner at Skyline Ventures from August 2007 to June 2013, and an Entrepreneur in Residence at Venrock Associates from April 2007 to September 2007. In 2002, Dr. Chen founded KAI Pharmaceuticals, Inc., where he worked until 2007. Dr. Chen currently serves on the board or directors of LogicBio Therapeutics, Inc. Dr. Chen holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, a Ph.D. in Molecular Pharmacology from Stanford School of Medicine and an M.B.A. from Stanford Graduate School of Business. We believe Dr. Chen is qualified to serve on our board of directors due to his extensive experience as an entrepreneur and investor in the life sciences industry and his scientific background and training.

Julia P. Gregory has served as a member of our board of directors since August 2019. Ms. Gregory is currently Chair and Chief Executive Officer of Isometry Advisors, Inc., a biotechnology financial, strategy and management advisory firm, and Managing Director at M.M. Dillon & Co., Inc., a healthcare and technology focused investment bank. Ms. Gregory formerly served as Chief Executive Officer at ContraFect Corporation, or ContraFect, a biotechnology company focused on therapeutics for drug resistant infectious diseases, from November 2013 through March 2016, and as a member of its board of directors from April 2014 through March

2016. Prior to her appointment as Chief Executive Officer, Ms. Gregory served as ContraFect’s Executive Vice President and Chief Financial Officer from July 2012 to November 2013. From 2009 to August 2011, Ms. Gregory served as President and Chief Executive Officer of Five Prime Therapeutics, Inc., and from 2000 to 2008 she served as Executive Vice President, Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. In addition, Ms. Gregory has twenty years of investment banking experience, including at Dillon, Read & Co. and at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. Ms. Gregory currently serves on the board of directors of Biohaven Pharmaceutical Holding Company, Ltd. and IMV Inc. as well as on the board of directors of a number of private companies. Ms. Gregory holds a B.A. from George Washington University and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Ms. Gregory’s industry leadership and expertise in strategy development and implementation, investment banking and business development qualifies her to serve as a member of our board of directors.

Lori A. Kunkel, M.D., has served as a member of our board of directors since July 2019. Dr. Kunkel is a biotechnology consultant at LAK505, LLC (previously D2D, LLC), where she advises on drug development, strategy and commercialization, a position she has held since 2004. Dr. Kunkel served as Chief Medical Officer of Pharmacyclics LLC from 2011 to 2013 and of Proteolix, Inc. from 2007 to 2009. From 2005 to 2007, Dr. Kunkel served as Vice President of Clinical Development of Xencor, Inc. Dr. Kunkel currently serves on the board of directors of Curis, Inc., Maverick Therapeutics, Inc., and Tocagen, Inc., and served as a director of Loxo Oncology, Inc. from October 2014 until February 2019. Dr. Kunkel also serves as a scientific advisor to a number of public and private biotechnology companies. Dr. Kunkel received a B.A. in Biology from University of California, San Diego and an M.D. from the University of Southern California. We believe that Dr. Kunkel is qualified to serve on our board of directors due to her clinical development expertise and experience in the biopharmaceutical industry.

David Lacey, M.D., has served as a member of our board of directors since April 2016, and as Chairman of our board of directors since August 2019. Dr. Lacey is a biopharmaceutical consultant at David L. Lacey LLC, where he advises academic institutions, biotechnology companies and venture capital firms, a position he has held since July 2011. Dr. Lacey currently serves on the board of directors of Argenx SE, Atreca, Inc., Inbiomotion SL and Unity Biotechnology, Inc. From 1994 until his retirement in 2011, Dr. Lacey held various positions, including Senior Vice President of Discovery Research, at Amgen Inc. Dr. Lacey holds a B.A. in Biology from the University of Colorado, Denver and an M.D. from the University of Colorado School of Medicine. We believe Dr. Lacey is qualified to serve on our board of directors due to his extensive experience both in leading drug discovery and as an advisor to companies in the life sciences industry.

Robert Tjian, Ph.D., has served as a member of our board of directors since November 2016. Dr. Tjian is currently a Discovery Partner at The Column Group, a healthcare venture capital firm, where he has worked since September 2016. Prior to joining The Column Group, Dr. Tjian served as President of the Howard Hughes Medical Institute from 2009 to September 2016. Prior to that, Dr. Tjian served in a variety of leadership roles as a faculty member at the University of California, Berkeley, including as Director of the Berkeley Stem Cell Center, Faculty Director of the Li Ka Shing Center for Biomedical and Health Sciences and Head of the Siebel Stem Institute. Dr. Tjian currently holds the Li Ka Shing Chancellor’s Chair in Biology at the University of California, Berkeley and serves as a scientific advisor to the Chan Zuckerberg Initiative and Chan Zuckerberg BioHub. Dr. Tjian holds a B.A. from University of California, Berkeley in Biochemistry and a Ph.D. in Molecular Biology from Harvard University. We believe Dr. Tjian is qualified to serve on our board of directors due to his extensive scientific expertise and experience advising biotechnology companies.

Jeffrey Tong, Ph.D., has served as a member of our board of directors since February 2018. Dr. Tong is currently a Partner at Third Rock Ventures, a venture capital firm, where he has worked since May 2016. From January

2016 to January 2017, Dr. Tong served as Executive Chairman of the Board of Delinia, Inc. (acquired by Celgene Corporation in 2017), a biotechnology company focused on autoimmune diseases. Dr. Tong served as President and Chief Executive Officer of Nora Therapeutics Inc. from 2010 to 2015 and was a member of the executive team of Infinity Pharmaceuticals, Inc. from 2001 to 2010. Dr. Tong currently serves as a member of the board of directors of several private companies. Dr. Tong holds an A.B. in Biochemistry from Harvard College, a M.M.S from Harvard Medical School and an A.M. and Ph.D. in Chemistry from Harvard University. We believe Dr. Tong is qualified to serve on our board of directors because of his experience working with and serving on the boards of directors or various life sciences companies.

Election of officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board composition

Our board of directors currently consists of seven members. Six of our seven directors are independent within the meaning of the independent director guidelines of Nasdaq. Pursuant to our current amended and restated voting agreement and restated certificate of incorporation, Drs. Sands, Lacey, Chen, Kunkel, Tong and Tjian and Ms. Gregory have been designated to serve as members of our board of directors. Drs. Chen, Tong and Tjian were elected by the holders of our redeemable convertible preferred stock. Dr. Sands was elected by the holders of our common stock. Drs. Lacey and Kunkel and Ms. Gregory were elected by the holders of our common stock and redeemable convertible preferred stock, voting together as a single class on an as-converted basis.

The voting agreement and the provisions of our current certificate of incorporation that govern the election and designation of our directors will terminate in connection with this offering, after which no contractual obligations will concern the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified board of directors

Upon the completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and their terms will expire at the first annual meeting of stockholders held following the completion of the offering;

•	the Class II directors will be and their terms will expire at the second annual meeting of stockholders held following the completion of the offering; and

•	the Class III directors will be , and their terms will expire at the third annual meeting of stockholders held following the completion of the offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of capital stock—Anti-takeover provisions—Restated certificate of incorporation and restated bylaw provisions.”

Director independence

In connection with this offering, we intend to apply to list our common stock on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Dr. Sands, are “independent directors” as defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as the may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and then transactions involving them described in the section titled “Certain relationships and related party transactions.”

Committees of the board of directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. Each of the below committees has a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members serving on these committees will serve until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee is comprised of                     ,                      and                     , with                      as the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq and SEC rules and regulations. In addition, our board of directors has

determined that                      is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act. This designation does not impose on                      any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	the qualifications, independence and performance of our independent auditors;

•	the preparation of the audit committee report to be included in our annual proxy statement;

•	our compliance with legal and regulatory requirements;

•	our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements; and

•	reviewing and approving related-person transactions.

Compensation committee

Our compensation committee is comprised of Drs. Lacey and Tong, with Dr. Lacey as the chairperson of our compensation committee. Each member of our compensation committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

•	evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;

•	administering our cash-based and equity-based compensation plans; and

•	overseeing our compliance with regulatory requirements associated with the compensation of directors, officers and employees.

Nominating and governance committee

Our nominating and governance committee is comprised of                     ,                      and                     , with                      as the chairperson of our nominating and governance committee. Each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on other corporate governance matters.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time been one of our officers or employees, and none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the fiscal year ended November 30, 2019. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Non-employee director compensation

The following table presents the total compensation earned by each of our non-employee directors in the year ended November 30, 2019. Our Chief Executive Officer, Dr. Sands, receives no compensation for his service as a director. Other than as described below, none of our non-employee directors received any fees or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) or any equity or non-equity awards in the year ended November 30, 2019.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(6)	All Other Compensation ($)		Total ($)
David Lacey, M.D.	18,750	—	—		18,750
Leon Chen, Ph.D.(2)	—	—	—		—
Julia P. Gregory	12,065	—	—		12,065
Lori A. Kunkel, M.D.	10,417	51,859	56,667	(3)	118,943
Tim Kutzkey, Ph.D.(4)	—	—	—		—
Jeffrey Tong, Ph.D.	—	—	—		—
Robert Tjian, Ph.D.	—	—	25,000	(5)	25,000

(1)	The amounts reported in this column represent the aggregate grant date fair value of the awards granted under our 2012 Plan, to our directors during the year ended November 30, 2019 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in the Option Awards column are set forth in Note 9 to our financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by the director from the awards.

(2)	Dr. Chen joined our board of directors in January 2020.

(3)	In the fiscal year ended November 30, 2019, Dr. Kunkel received $56,667 pursuant to her consulting agreement with us.

(4)	Dr. Kutzkey resigned from our board of directors in November 2019.

(5)	In the fiscal year ended November 30, 2019, Dr. Tjian received $25,000 pursuant to his consulting agreement with us.

(6)	The following table sets forth the aggregate number of shares of our common stock subject to outstanding equity awards held by our non-employee directors as of November 30, 2019:

Director Name	Number of Shares Underlying Options Held as of November 30, 2019		Number of Shares of Stock That Have Not Vested	Market Value of Shares that Have Not Vested ($)(2)
David Lacey, M.D.	—		10,417	6,459
Leon Chen, Ph.D.	—		—	—
Julia P. Gregory	—		—	—
Lori A. Kunkel, M.D.	100,000	(1)	—	—
Jeffrey Tong, Ph.D.	—		—	—
Robert Tjian, Ph.D.	—		—	—

(1)	This stock option vests at a rate of 1/48th of the shares of our common stock underlying the stock option each month following the July 7, 2019 vesting commencement date, subject to Dr. Kunkel’s continued service to us. The stock option is early exercisable.

(2)	There was no public market for our common stock as of November 30, 2019. The fair market value of our common stock as of November 30, 2019, as determined by an independent valuation, was $0.62 per share.

In December 2019, we granted Ms. Gregory, who was appointed to our board of directors in August 2019, an option to purchase 100,000 shares of our common stock as compensation for Ms. Gregory’s service as a member of our board of directors. The stock options are subject to the terms of our 2012 Plan and vest in equal monthly installments over four years. The stock options are also early exercisable.

Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors expects to approve an annual non-employee director compensation program, which will take effect following the completion of this offering.

Executive compensation

The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the year ended November 30, 2019. Our named executive officers, who are our principal executive officer and the two most highly-compensated executive officers (other than our principal executive officer) serving as executive officers as of November 30, 2019, were:

•	Arthur Sands, M.D., Ph.D., Chief Executive Officer and Director;
•	Pierre Beaurang, Ph.D., Chief Business Officer; and
•	Gwenn Hansen, Ph.D., Chief Scientific Officer.

Summary compensation table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the year ended November 30, 2019.

Name and principal position	Year	Salary ($)	Bonus ($)(1)		Option awards ($)(2)	All other compensation ($)	Total ($)

Arthur Sands, M.D., Ph.D. Chief Executive Officer and Director	2019	474,257	400,000		352,265	251,512(3)	1,478,034

Pierre Beaurang, Ph.D. Chief Business Officer	2019	344,167	250,000		117,422	3,500(4)	715,089

Gwenn Hansen, Ph.D. Chief Scientific Officer	2019	299,167	298,880	(5)	93,937	3,500(4)	695,484

(1)	Our board of directors awarded 2019 bonuses to our executive officers in its discretion after considering a variety of factors, including achievement of preclinical and business development milestones and individual performance.

(2)	The amounts reported in this column represent the aggregate grant date fair value of the awards granted under our 2012 Plan to our officers during the year ended November 30, 2019 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in the Option Awards column are set forth in Note 9 to our financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by the executive from the awards.

(3)	The amount includes $155,525 for relocation expenses, $92,487 for travel and rental housing expenses and $3,500 in 401(k) plan matching contributions.

(4)	The amount represents 401(k) plan matching contributions.

(5)	The amount represents (i) $250,000 awarded to Dr. Hansen pursuant to note (1) above and (ii) $48,880 awarded to Dr. Hansen as the first installment of her recognition bonus, which was paid in November 2019. For additional information regarding Dr. Hansen’s recognition bonus, see “—Special recognition bonus program.”

Special recognition bonus program

In October 2019, we adopted a one-time special recognition bonus program for Dr. Hansen and certain other employees. Under the program, Dr. Hansen will receive a cash bonus payment of $244,000 to be paid in five equal installments of $48,800. The first installment was paid in November 2019, with the remaining payments to be made on July 31, 2020, November 30, 2020, July 30, 2021 and November 30, 2021, subject to Dr. Hansen’s continued service as a full-time employee of the company on each applicable payment date.

Outstanding equity awards at 2019 fiscal year-end table

	Option awards(1)							Stock awards
Name	Grant date		Vesting commencement date	Number of securities underlying unexercised stock options exercisable	Number of securities underlying unexercised stock options unexercisable	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested(2)	Market value of shares that have not vested ($)(3)
Arthur Sands, M.D., Ph.D.	1/28/2016 3/2/2018 8/29/2019	(4) (4) (4)	1/28/2016 2/2/2018 6/10/2019	— — 750,000	— — —	0.28 0.40 0.62	1/27/2026 3/1/2028 8/28/2029	13,542 225,000 —	8,396 139,500 —
Pierre Beaurang, Ph.D.	12/1/2014 1/28/2016 2/2/2017 3/2/2018 8/29/2019	(5) (4) (4) (4) (4)	8/25/2014 1/28/2016 2/2/2017 2/2/2018 6/10/2019	120,000 150,000 125,000 100,000 250,000	— — — — —	0.08 0.28 0.37 0.40 0.62	11/30/2024 1/27/2026 2/1/2027 3/1/2028 8/28/2029	— — — — —	— — — — —
Gwenn Hansen, Ph.D.	2/11/2016 3/2/2018 11/15/2018 8/29/2019	(5) (4) (4) (4)	12/14/2015 2/2/2018 9/3/2018 6/10/2019	130,000 25,000 60,000 200,000	— — — —	0.28 0.40 0.56 0.62	2/10/2026 3/1/2028 11/14/2028 8/28/2029	— — — —	— — — —

(1)	All of the outstanding stock option awards were granted under our 2012 Plan and are early exercisable.

(2)	Represents unvested shares acquired upon the early exercise of the stock option. The unvested shares vest at the same rate as the option to which they relate.

(3)	There was no public market for our common stock as of November 30, 2019. The fair market value of our common stock as of November 30, 2019, as determined by an independent valuation, was $0.62 per share.

(4)	This stock option vests at a rate of 1/48th of the shares of our common stock underlying the stock option each month following the vesting commencement date, subject to the executive’s continued services to us.

(5)	This stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of the vesting commencement date and an additional 1/48th vests monthly thereafter, subject to the executive’s continued service to us.

In February 2020, we granted Dr. Sands an option to purchase 460,000 shares of our common stock, Dr. Beaurang an option to purchase 230,000 shares of our common stock and Dr. Hansen an option to purchase 230,000 shares of our common stock. The stock options are subject to the terms of our 2012 Plan and vest in equal monthly installments over four years. The stock options are also early exercisable.

Employment agreements

We intend to enter into new employment agreements with certain senior management personnel in connection with this offering, including our named executive officers. We expect that each of these agreements will provide for at-will employment and include each officer’s base salary, an annual incentive bonus opportunity and standard employee benefit plan participation. We also anticipate adopting arrangements for our executive officers, including our named executive officers, that provide for payments and benefits on termination of employment or upon a termination in connection with a change of control.

Equity compensation plans and other benefit plans

2012 Equity Incentive Plan

We maintain our 2012 Equity Incentive Plan, as amended, or the 2012 Plan. The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. The material terms of the 2012 Plan are summarized below:

Share reserve.    Subject to adjustment as provided in the 2012 Plan, the maximum number of shares of common stock which may be issued under the 2012 Plan is 23,179,874 shares. 368,384 shares remained available for grant under the 2012 Plan as of February 29, 2020. In March 2020, in connection with the issuance of our Series D redeemable convertible preferred stock, an additional 1,519,344 shares were authorized to be available for grant under the 2012 Plan and in May 2020, an additional 2,746,272 shares were authorized to be available for grant under the 2012 plan. As of February 29, 2020, 10,924,337 stock options to purchase shares had been exercised and stock options to purchase 7,894,692 shares remained outstanding, with a weighted average exercise price of $1.01 per share.

Administration.    Our 2012 Plan is administered by our board of directors or a committee appointed by our board of directors. Subject to the terms of the 2012 Plan, our board of directors has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2012 Plan and awards granted thereunder as well as to establish, amend and revoke rules and regulations relating to the 2012 Plan.

Eligibility.    Pursuant to the 2012 Plan, we may grant incentive stock options only to our employees (including officers and directors who are also employees). We may grant non-statutory stock options to our employees (including officers and directors who are also employees), non-employee directors and consultants.

Options.    The 2012 Plan provides for the grant of both (i) incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Internal Revenue Code, as amended, or the Code, and (ii) non-statutory stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. However, the exercise price of any incentive stock option granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant.

The maximum permitted term of stock options granted under our 2012 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted stock, restricted stock units and stock appreciation rights.    In addition, the 2012 Plan allows for the grant of restricted stock awards, restricted stock units and stock appreciation rights, with terms as generally determined by the administrator (in accordance with the 2012 Plan) and to be set forth in an award agreement. We have not granted any shares of restricted stock (other than in connection with the “early exercise” of stock options”), any restricted stock units or any stock appreciation rights under the 2012 Plan and it is not expected that any such awards will be granted prior to the offering.

Limited transferability.    Unless otherwise determined by our board of directors, awards under the 2012 Plan generally may not be transferred in any manner other than by will or the laws of descent and distribution and with respect to stock options and stock appreciation rights, pursuant to a domestic relations order.

Change of control.    In the event that we are subject to a “corporate transaction” (as defined in the 2012 Plan), the 2012 Plan provides that awards will be subject to the agreement evidencing such corporate transaction, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide for the continuation of outstanding awards, the assumption or substitution of awards, the acceleration of vesting of awards, the settlement of awards (whether or not vested) in cash, securities or other consideration, or the cancellation of such awards for no consideration.

Adjustments.    In the event of a “capitalization adjustment” (as defined in the 2012 Plan) affecting the shares without consideration, the number and class of shares that may be delivered under the 2012 Plan (including any share limits related thereto) and/or the number, class and price of shares covered by each outstanding award will (to the extent appropriate) be appropriately adjusted (subject to required action by the board), in order to prevent diminution or enlargement of benefits or potential benefits intended to be made available under the 2012 Plan or otherwise as required by applicable law.

Exchange, repricing and buyout of awards.    The administrator may, with the consent of the respective participants, issue new awards in exchange for the surrender and cancelation of any or all outstanding awards. The administrator may also reduce the exercise price of stock options or stock appreciation rights or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the 2012 Plan.

Amendment/termination.    The board of directors may amend or terminate the 2012 Plan at any time and may terminate any and all outstanding stock options, stock appreciation rights or restricted stock units upon a dissolution or liquidation of us, provided that certain amendments will require stockholder approval. We will cease issuing awards under the 2012 Plan upon the effective date of our 2020 Equity Incentive Plan (described below). Any outstanding awards granted under the 2012 Plan will remain outstanding following the offering, subject to the terms of our 2012 Plan and applicable award agreements, until such awards are exercised or until they terminate or expire by their terms.

2020 Equity Incentive Plan

In                , 2020 our board of directors adopted our 2020 Plan, that will become effective on the date immediately prior to the date of the effectiveness of the registration of which this prospectus forms a part and will serve as the successor to our 2012 Plan. Our 2020 Plan provides for the award of stock options, restricted stock awards, or RSAs, stock appreciation rights, or SARs, restricted stock units, or RSUs, performance awards and stock bonus awards.

Share reserve.    We have initially reserved                shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the 2012 Plan on the effective date of the 2020 Plan, for issuance pursuant to awards granted under our 2020 Plan. The number of shares reserved for issuance under our 2020 Plan will increase automatically on December 1 of each of the first ten fiscal years during the term of the 2020 Plan by the number of shares equal to the lesser of         % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding November 30, or a number as may be determined by our board of directors.

In addition, the following shares will again be available for issuance pursuant to awards granted under our 2020 Plan:

•	shares subject to stock options or SARs granted under our 2020 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2020 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2020 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2020 Plan that are surrendered, cancelled or exchanged for cash or a different award (or combination thereof);

•	shares used to pay the exercise price, or withheld to satisfy the tax withholding obligations related to an award, granted under our 2020 Plan;

•

shares that are subject to stock options or other awards granted under the 2012 Plan that cease to be subject to such stock options or other awards by forfeiture or otherwise, after the termination of the 2012 Plan;

•	shares issued under the 2012 Plan pursuant to the exercise of stock options that are forfeited or are repurchased by us at the original issue price, after the termination of the 2012 Plan; and

•

shares that are subject to stock options or other awards under the 2012 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Administration.    Our 2020 Plan will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2020 Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2020 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder, including for purposes of compliance with any applicable laws and regulations of any relevant jurisdictions outside the United States. The 2020 Plan provides that the board or compensation committee may delegate its authority, including the authority to grant awards, to a sub-committee or to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Eligibility.    Our 2020 Plan provides for the grant of awards to our employees, directors, consultants, independent contractors and advisors. No non-employee director may receive awards under our 2020 Plan that, when combined with cash compensation received for services as a non-employee director, exceed $         in a calendar year or $         in the calendar year of his or her initial services as a non-employee director with us.

Stock options.    The 2020 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of our common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2020 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than         shares may be issued pursuant to the exercise of incentive stock options granted under the 2020 Plan.

Stock options may vest based on service or achievement of performance conditions. Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of stock options granted under our 2020 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted stock awards.    An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the compensation committee. Holders of RSAs, unlike holders of stock options, will have the right to vote and any dividends or stock distributions paid pursuant to RSAs will be accrued and paid when the restrictions on such shares lapse. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.

Stock appreciation rights.    A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our compensation committee), to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.

Restricted stock units.    RSUs represent the right to receive shares of our common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs will be made as soon as practicable on a date determined at the time of grant, and may be settled in cash, shares of our common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.

Performance awards.    Performance awards granted to pursuant to the 2020 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Stock bonus awards.    A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject such award as determined by our compensation committee. The awards may be granted as consideration for services already rendered, or at the discretion of the compensation committee, may be subject to vesting restrictions based on continued service or performance conditions.

Change of control.    In the event of a corporate transaction (as defined in the 2020 Plan), any or all outstanding awards may be (a) continued by the company, if the company is the successor entity; or (b) assumed or substituted by the successor corporation, or a parent or subsidiary of the successor corporation, for substantially equivalent awards (including, but not limited to, a payment in cash or the right to acquire the same consideration paid to the stockholders of the company pursuant to the corporate transaction), in each case after taking into account appropriate adjustments for the number and kind of shares and exercise prices. The successor corporation may also issue, as replacement of outstanding shares of the company held by a participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation refuses to assume, substitute or replace any award, then each such award shall become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon shall lapse, immediately prior to the consummation of the corporation transaction. Performance awards not assumed pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement. If an award vests in lieu of assumption or substitution in connection with a corporate transaction as provided above, the board or committee will notify the holder of such award in writing or electronically that such award will be exercisable for a period of time determined by the board or committee in its sole discretion, and such award will terminate upon the expiration of such period without consideration. Any determinations by the board or committee need not treat all outstanding awards in an identical manner, and shall be final and binding on each applicable participant.

The vesting of all awards granted to our non-employee directors shall accelerate in full in the event of a corporate transaction.

Adjustment.    In the event of a change in the number of outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off or similar change in our capital structure, appropriate proportional adjustments will be made to the number and class of shares reserved for issuance under our 2020 Plan; the exercise prices, number and class of shares subject to outstanding stock options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to incentive stock options.

Clawback; transferability.    All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the award holder, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2020 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Amendment and termination.    Our board of directors may amend our 2020 Plan at any time, subject to stockholder approval as may be required. Our 2020 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2020 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws.

2020 Employee Stock Purchase Plan

In                , 2020 our board of directors adopted our 2020 ESPP, that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part in order to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions. Our 2020 ESPP is intended to qualify under Section 423 of the Code.

Shares available.    We have initially reserved                shares of our common stock for sale under our 2020 ESPP. The aggregate number of shares reserved for sale under our 2020 ESPP will increase automatically on December 1 of each of the first ten fiscal years after the first offering date by the number of shares equal to the lesser of    % of the total outstanding shares of our common stock as of the immediately preceding November 30 (rounded to the nearest whole share) or a number of shares as may be determined by our board of directors in any particular year. The aggregate number of shares issued over the term of our 2020 ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed                shares of our common stock.

Administration.    Our 2020 ESPP will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of the 2020 ESPP. Among other things, the compensation committee will have the authority to determine eligibility for participation in the 2020 ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.

Eligibility.    Employees eligible to participate in any offering pursuant to the 2020 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, our compensation committee may determine that employees who are customarily employed for 20 hours or less per week or for five months or less in a calendar year, certain “highly compensated” employees or employees resident in a foreign jurisdiction whose participation is either prohibited under local law, or where compliance with local law would violate Section 423 of the Code, may not be eligible to participate in the 2020 ESPP. In addition, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount as a result of participation in the 2020 ESPP, will not be eligible to participate in the 2020 ESPP. The compensation committee may impose additional restrictions on eligibility from time to time.

Offerings.    Under our 2020 ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months.

Participation.    Participating employees will be able to purchase the offered shares of our common stock by accumulating funds through payroll deductions. Participants may select a rate of payroll deduction between     % and     % of their eligible compensation. However, a participant may not subscribe for more than $             in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. In addition, no participant will be permitted to purchase more than                  shares during any one purchase period or such greater or lesser amount determined by our compensation committee, in its discretion.

The purchase price for shares of our common stock purchased under the 2020 ESPP will be     % of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period.

Once an employee becomes a participant in an offering period, the participant will be automatically enrolled in each subsequent offering period at the same contribution level. A participant may reduce his or her contribution in accordance with procedures set forth by the compensation committee and may withdraw from participation in the 2020 ESPP at any time prior the end of an offering period, or such other time as may be specified by the compensation committee. Upon withdrawal, the accumulated payroll deductions will be returned to the participant without interest.

Adjustments upon recapitalization.    If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then our compensation committee will proportionately adjust the number and class of common stock that is available under the 2020 ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change of control.    If we experience a change of control transaction, outstanding rights to purchase shares will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, any offering period that commenced prior to the closing of the proposed change of control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the closing of the proposed change of control transaction, and our 2020 ESPP will then terminate on the closing of the proposed change of control.

Transferability.    A participant may not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the 2020 ESPP other than by will or the laws of descent or distribution.

Amendment; termination.    The compensation committee may amend, suspend or terminate the 2020 ESPP at any time without stockholder consent, except as required by law. Our 2020 ESPP will continue until the earlier to occur of (a) termination of the 2020 ESPP by the Board, (b) issuance of all of the shares reserved for issuance under the 2020 ESPP, or (c) the tenth anniversary of the first purchase date under the 2020 ESPP.

401(k) plan

We sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Other benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our 401(k) plan and health and welfare plans.

Limitations on liability and indemnification matters

Our restated certificate of incorporation that will become effective in connection with the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, and officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, and officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, and officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related party transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since December 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled “Executive compensation.”

Series D redeemable convertible preferred stock financing

In March 2020, we sold an aggregate of 28,294,111 shares of our Series D redeemable convertible preferred stock at a purchase price of $4.25 per share for an aggregate purchase price of $120.2 million. Each share of our Series D redeemable convertible preferred stock will automatically convert into one share of our common stock upon the completion of this offering.

The following table summarizes the Series D redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of stockholder	Shares of Series D redeemable convertible preferred stock	Total purchase price ($)
Foresite Capital Fund IV, L.P.(1)	5,882,352	24,999,996
Entities affiliated with The Column Group(2)	4,117,647	17,500,000
Third Rock Ventures III, L.P.(3)	117,647	500,000

(1)	Foresite Capital Fund IV, L.P. beneficially owns more than 5% of our outstanding capital stock.

(2)	The Column Group, or TCG, and its affiliates beneficially own more than 5% of our outstanding capital stock. Robert Tjian, Ph.D. and Leon Chen, Ph.D. are members of our board of directors and are Partners at TCG.

(3)	Third Rock Ventures III, L.P., or TRV, and its affiliates beneficially own more than 5% of our outstanding capital stock. Jeffrey Tong, Ph.D., is a member of our board of directors and a Partner at TRV.

Transactions with Celgene (now Bristol-Myers Squibb Company)

In September 2015, we entered into the Celgene Agreement with Celgene Corporation (now Bristol-Myers Squibb Company), a beneficial owner of approximately 6.2% of our stock as of March 31, 2020, to collaborate on certain discovery, development and commercialization activities. Pursuant to the Celgene Agreement, we received aggregate payments from Celgene of $28.4 million, $37.4 million and $37.4 million during the years ended November 30, 2019, 2018 and 2017, respectively. The Celgene Agreement was terminated in June 2019.

Amended and restated investors’ rights agreement

We have entered into an amended and restated investors’ rights agreement, dated March 9, 2020, with certain holders of our redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see the section titled “Description of capital stock—Registration rights.”

Indemnification agreements

In connection with this offering, we intend to enter into new indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive compensation—Limitations on liability and indemnification matters” for information on our indemnification arrangements with our directors and executive officers.

Policies and procedures for related party transactions

In connection with this offering, we intend to adopt a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal stockholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock at May 31, 2020, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to this offering is based on 78,114,104 shares of common stock outstanding as of May 31, 2020, assuming the automatic conversion of all 66,735,778 outstanding shares of our redeemable convertible preferred stock as of May 31, 2020 into an equivalent number of shares of common stock immediately prior to the completion of this offering. Beneficial ownership after this offering is based on                  shares of common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock as described above and (ii) the issuance of                  shares of common stock in this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of March 31, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nurix Therapeutics, Inc., 1700 Owens Street, Suite 205, San Francisco, California 94158.

	Beneficial ownership prior to this offering		Beneficial ownership after this offering
Name of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned	Number	%

Directors and Named Executive Officers:
Arthur T. Sands, M.D., Ph.D.(1)	3,935,000	5.0%
Pierre Beaurang, Ph.D.(2)	1,125,000	1.4%
Gwenn Hansen, Ph.D.(3)	895,000	1.1%
David Lacey, M.D.(4)	300,000	*
Leon Chen, Ph.D.(5)	55,000	*
Julia P. Gregory(6)	155,000	*
Lori A. Kunkel, M.D.(7)	155,000	*
Jeffrey Tong, Ph.D.(8)	55,000	*
Robert Tjian, Ph.D.(9)	430,000	*
All executive officers and directors as a group (11 persons)(10)	8,690,000	10.4%

Other 5% Stockholders:
Entities affiliated with The Column Group(11)	20,267,647	26.0%
Third Rock Ventures III, L.P.(12)	16,267,647	20.9%
Foresite Capital Fund IV, L.P.(13)	5,882,352	7.5%
Bristol-Myers Squibb Co.(14)	4,866,667	6.2%

*	Represents beneficial ownership of less than one percent.

(1)	Represents (i) 925,000 shares of common stock, (ii) 1,210,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020, and (iii) 450,000 shares of common stock held by each of CMS Family Trust DTD, EES Family Trust DTD, IGS Family Trust DTD and LAS Family Trust DTD. Dr. Sands is the trustee of the CMS Family Trust, EES Family Trust, IGS Family Trust and LAS Family Trust.

(2)	Represents (i) 80,000 shares of common stock, (ii) 775,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020 and (iii) 270,000 shares of common stock held by the Beaurang-Sligh Family Trust. Dr. Beaurang is a trustee of the Beaurang-Sligh Family Trust.

(3)	Represents 895,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020.

(4)	Represents (i) 100,000 shares of common stock and (ii) 200,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020.

(5)	Represents 55,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020. Dr. Chen, a member of our board of directors, is a partner of The Column Group described in note (11) below, but does not hold voting or dispositive power over the shares held by The Column Group. See note (11) below for more information regarding The Column Group.

(6)	Represents 155,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020.

(7)	Represents 155,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020.

(8)	Represents 55,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020. Dr. Tong, a member of our board of directors, is a partner of Third Rock Ventures, LLC described in note (12) below, but does not hold voting or dispositive power over the shares held by Third Rock Ventures, LLC. See note (12) for more information regarding Third Rock Ventures, LLC.

(9)	Represents (i) 375,000 shares of common stock held by the Tjian Belcher Revocable Trust and (ii) 55,000 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020. Dr. Tjian is a trustee of the Tjian Belcher Revocable Trust. Dr. Tjian, a member of our board of directors, is a partner of The Column Group described in note (11) below, but does not hold voting or dispositive power over the shares held by The Column Group. See note (11) below for more information regarding The Column Group.

(10)	Represents (i) 3,550,000 shares of common stock and (ii) 5,107,500 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2020.

(11)

Represents (i) 10,183,000 shares of common stock held by The Column Group, LP, or TCG, (ii) 5,967,000 shares of common stock held by The Column Group II, LP, or TCG II, (iii) 2,058,824 shares of common stock held by Ponoi Capital, LP, or Ponoi, and (iv) 2,058,823 shares of common stock held by Ponoi Capital II, LP, or Ponoi II. David Goeddel, Ph.D. and Peter Svennilson are the managing partners of (i) The Column Group GP, LP, which is the general partner of TCG, and (ii) The Column Group II GP, LP, which is the general partner of TCG II. Dr. Goeddel, Mr. Svennilson and Tim Kutzkey, Ph.D. are the managing partners of (i) Ponoi Management, LLC, which is the general partner of Ponoi, and (ii) Ponoi II Management, LLC, which is the general partner of Ponoi II. Dr. Goeddel and Mr. Svennilson share voting and investment control over shares held by TCG and TCG II, and Dr. Goeddel, Mr. Svennilson and Dr. Kutzkey share voting and investment control over shares held by

Ponoi and Ponoi II. Dr. Goeddel, Mr. Svennilson and Dr. Kutzkey disclaim beneficial ownership of all shares above except to the extent of their pecuniary interest therein. The address of the above persons and entities is 1700 Owens Street, Suite 500, San Francisco, CA 94158.

(12)	Represents 16,267,647 shares of common stock held by Third Rock Ventures III, L.P., or TRV III. Each of Third Rock Ventures III GP, LP, or TRV III GP, the general partner of TRV III, and Third Rock Ventures GP III, LLC, or TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV III LLC, may be deemed to have voting and investment power over the shares held of record by TRV III. The address of Third Rock Ventures is 29 Newbury Street, Boston, MA 02116.

(13)	Represents 5,882,352 shares of common stock held by Foresite Capital Fund IV, L.P., or Foresite L.P. Foresite Capital Management IV, LLC, or FCM IV, is the general partner of Foresite L.P. The managing director of FCM IV, James Tananbaum, may be deemed to have voting and investment power with respect to the shares held by Foresite L.P. The address of Mr. Tananbaum, Foresite L.P. and FCM IV is 101 California Street, Suite 4100, San Francisco, CA 94111.

(14)	Represents 4,866,667 shares of common stock held by Bristol-Myers Squibb Company, or BMS, pursuant to its acquisition of Celgene Corporation. The principal address for BMS is Route 206 & Provinceline Road, Princeton, NJ 08543.

Description of capital stock

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of                shares of common stock, $0.001 par value per share, and                shares of undesignated preferred stock, $0.001 par value per share.

Pursuant to the provisions of our current certificate of incorporation, all of the outstanding redeemable convertible preferred stock will automatically convert into common stock in connection with the completion of this offering. Assuming the effectiveness of this conversion as of February 29, 2020 and assuming the conversion of 28,294,111 shares of outstanding redeemable convertible preferred stock issued and sold by us in March 2020, there were 77,736,960 shares of our common stock issued, held by approximately 119 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend policy.”

Voting rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred stock

Immediately prior to the completion of this offering, each outstanding share of our redeemable convertible preferred stock will be converted into common stock. All series of redeemable convertible preferred stock will convert at a ratio of one share of common stock for each share of redeemable convertible preferred stock.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock options

As of February 29, 2020 we had outstanding stock options to purchase an aggregate 7,894,692 shares of our common stock, with a weighted-average exercise price of $1.01.

Registration rights

Pursuant to the terms of our amended and restated investors’ rights agreement, immediately following this offering, the holders of                shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act as described below. We refer to these shares collectively as registrable securities.

Demand registration rights

Beginning 180 days after the completion of this offering, the holders of at least 66 2/3% of the then-outstanding registrable securities may make a written request to us for the registration under the Securities Act of registrable securities representing at least 66 2/3% of the then outstanding registrable securities held by such holders. Promptly following such request, and only to the extent that the anticipated aggregate offering price to the public of the shares, net of underwriting discounts and commissions, would exceed $10 million, we are obligated to provide written notice of such request to all stockholders and to file a registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 120 days, if we furnish to the holders requesting such registration a certificate stating that, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for such registration statement to be effected at such time.

Form S-3 registration rights

The holders of at least 25% of the then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $7.5 million. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 120 days, if we furnish to the holders requesting such registration a certificate stating that, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for such registration statement to be effected at such time.

Piggyback registration rights

If we register any of our securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to a Form S-3 registration as described above, or a registration related to any employee benefit plan, corporate reorganization or stock issuance upon conversion of debt securities. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned first to us, second among these holders pro rata, according to the total number of registrable securities originally requested by such holders to be included in the registration statement and third to any other stockholder pro rata. However, the number of shares to be registered by these holders cannot be reduced below 30% of the registrable securities such holders requested to be included in such offering, unless such offering is the initial offering and such registration does not include shares of any other selling stockholders, in which event any or all of the registrable securities of the requesting holders may be excluded.

Expenses of registration rights

We generally will pay all expenses, other than underwriting discounts and commissions.

Expiration of registration rights

The registration rights described above will expire upon the earlier to occur of (i) four years following the completion of this offering, (ii) the closing of an acquisition, asset transfer or liquidation event, each as defined in our restated certificate of incorporation or (iii) with respect to any particular holder of these rights holding less than one percent of our outstanding common stock, such time after this offering as the registrable securities held by such holder may be sold within any ninety-day period without restriction pursuant to Rule 144 promulgated under the Securities Act.

Anti-takeover provisions

The provisions of DGCL, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated certificate of incorporation and restated bylaw provisions

Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•

Board of directors vacancies.    Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified board.    Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board composition.”

•

Stockholder action; special meetings of stockholders.    Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance notice requirements for stockholder proposals and director nominations.    Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No cumulative voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•

Directors removed only for cause.    Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•

Amendment of charter provisions.    Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•

Issuance of undesignated preferred stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to                shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•

Choice of forum.     Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our restated bylaws will also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal

Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (800) 937-5449.

Nasdaq Global Market listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “NRIX.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding stock options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Based on shares outstanding as of February 29, 2020 and giving effect to the shares issued in connection with our March 2020 financing, upon the completion of this offering, we will have a total of                  shares of our common stock outstanding, assuming (i) the automatic conversion of all 66,735,778 shares of our outstanding redeemable convertible preferred stock into an equivalent number of shares of our common stock and (ii) the issuance of                  shares of common stock in this offering. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, if any, as that term is defined in Rule 144 under the Securities Act can only be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have, or will have, entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described above under the section titled “Description of capital stock—Registration rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus,                additional shares will become eligible for sale in the public market, of which                shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up/market standoff agreements

All of our directors and officers and substantially all of our security holders are, or will be, subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock or stock options to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC, subject to certain exceptions. See the section titled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding three months to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up and market standoff agreements described above.

Form S-8 registration statement

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding stock options and the shares of our common stock reserved for issuance under our stock plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of capital stock—Registration rights.”

Material U.S. federal income tax consequences to non-U.S. holders

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare contribution tax on net investment income and does not deal with state or local taxes, U.S. federal gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as:

•	insurance companies, banks and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	dealers and certain electing traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our common stock;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “conversion transaction,” “synthetic security” or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF ITS

PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons” have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If the Non-U.S. Holder is an individual non-U.S. citizen, such individual Non-U.S. Holder may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “—Gain on disposition of our common stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding tax under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If the Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under an income tax treaty, such Non-U.S. Holder should consult with its own tax advisor to determine if such Non-U.S. Holder is able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Generally, no withholding tax is required on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United

States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections below titled “—Backup withholding and information reporting” and “—Foreign accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on disposition of our common stock

Subject to the discussions below under the sections titled “—Backup withholding and information reporting” and “—Foreign accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock.

Gain described in (a) will be subject to tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. For a corporate Non-U.S. Holder, gain described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For an individual Non-U.S. Holder described in (b) above, such individual Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided such Non-U.S. Holder have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests as defined in the Code and the U.S. Treasury Regulations equaled or exceeded 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we were to be treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is in the year of sale regularly traded on an established securities market (within the meaning of applicable U.S. Treasury Regulations). There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup withholding and information reporting

Generally, we or an applicable withholding agent must report information to the IRS with respect to any dividends paid on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the beneficial owner to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to the Non-U.S. Holder, such Non-U.S. Holder should consult its own tax advisor to determine whether such Non-U.S. Holder has overpaid its U.S. federal income tax, and whether such Non-U.S. Holder is able to obtain a tax refund or credit of the overpaid amount.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under provisions referred to as the Foreign Account Tax Compliance Act, or the FATCA, on certain types of payments, including dividends paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of common stock. Under proposed Treasury Regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed Treasury Regulations specifies that taxpayers are permitted to rely on such proposed Treasury Regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Piper Sandler & Co. are acting as representatives of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
Needham & Company, LLC
Total

The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

The underwriting fee will be equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We will also agree to reimburse the underwriters for reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the shares of common stock offered hereby in an amount not to exceed $                .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

Our directors and executive officers, and substantially all of our securityholders, such persons, the “lock-up parties”, have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, such period, the “restricted period”, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, collectively with the common stock, the “lock-up securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as bona fide gifts, including bona fide gifts to a charity or education institution, or for bona fide estate planning purposes, (ii) upon death, by will, other testamentary document or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party or its immediate family members are the beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to stockholders, partners, members or other equityholders of the lock-up party; (vii) by operation of law, (viii) to us, (A) from an employee or other service provider upon death, disability or termination of service of such person, or (B) pursuant to a right of first refusal that we have with respect to transfers of such lock-up securities or other securities, (ix) as part of a sale of lock-up securities acquired from the underwriters in this offering or in open market transactions after the date of this prospectus, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans or agreements described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding redeemable convertible preferred stock, warrants to acquire redeemable convertible preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC, in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol “NRIX.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority , and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, or the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1)(a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorised financial service providers under South African law;

(v) financial institutions recognised as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

The financial statements as of November 30, 2018 and November 30, 2019 and for each of the two years in the period ended November 30, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at www.nurixtx.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Nurix Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nurix Therapeutics, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Nurix Therapeutics, Inc. (the Company) as of November 30, 2019 and 2018, and the related statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

May 5, 2020

We have served as the Company’s auditor since 2014.

Nurix Therapeutics, Inc.

Balance sheets

	November 30,
(in thousands, except share and per share amounts)	2018	2019

Assets:

Current assets:
Cash and cash equivalents	$25,591	$34,816
Short-term investments	13,448	2,904
Prepaid expenses and other current assets	1,615	1,634

Total current assets	40,654	39,354
Long-term investments	—	506
Property and equipment, net	4,422	3,871
Restricted cash	170	170
Other assets	151	147

Total assets	$45,397	$44,048

Liabilities, redeemable convertible preferred stock and stockholders’ deficit:

Current liabilities:
Accounts payable	$1,297	$1,598
Accrued and other current liabilities	3,115	4,927
Deferred revenue, current (includes related party deferred revenue of $28,420 and $0, respectively)	28,420	9,612

Total current liabilities	32,832	16,137
Deferred revenue, net of current portion	—	35,693
Other long-term liabilities	1,217	1,737

Total liabilities	34,049	53,567

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.001 par value—48,441,667 shares authorized, 38,441,667 shares issued and outstanding (Liquidation value—$48,383) at November 30, 2018 and 2019, actual	48,195	48,195

Stockholders’ deficit:
Common stock, $0.001 par value—65,000,000 shares authorized at November 30, 2018 and 2019, 10,358,040 and 10,786,087 shares issued and outstanding at November 30, 2018 and 2019, respectively, actual	10	11
Additional paid-in capital	1,904	2,733
Accumulated other comprehensive loss	(4)	(2)
Accumulated deficit	(38,757)	(60,456)

Total stockholders’ deficit	(36,847)	(57,714)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$45,397	$44,048

The accompanying notes are an integral part of these financial statements.

Nurix Therapeutics, Inc.

Statements of operations

	Year ended November 30,
(in thousands, except share and per share amounts)	2018	2019
Collaboration revenue (includes related party revenue of $37,449 and $28,420, respectively)	$37,449	$31,115

Operating expenses:
Research and development	40,514	45,025
General and administrative	6,674	8,326

Total operating expenses	47,188	53,351

Loss from operations	(9,739)	(22,236)
Interest income	818	776

Loss before provision for income taxes	(8,921)	(21,460)
Provision for income taxes	(507)	(239)

Net loss	$(9,428)	$(21,699)

Net loss per share attributable to common stockholders, basic and diluted	$(1.12)	$(2.20)

Weighted-average number of shares outstanding, basic and diluted	8,451,597	9,877,542

Pro forma net loss per share, basic and diluted (unaudited)		$(0.45)

Pro forma weighted-average number of shares outstanding, basic and diluted (unaudited)		48,319,209

The accompanying notes are an integral part of these financial statements.

Nurix Therapeutics, Inc.

Statements of comprehensive loss

	Year ended November 30,
(in thousands)	2018	2019
Net loss	$(9,428)	$(21,699)

Other comprehensive income:
Unrealized gain on available-for-sale investments	22	2

Total comprehensive loss	$(9,406)	$(21,697)

The accompanying notes are an integral part of these financial statements.

Nurix Therapeutics, Inc.

Statements of redeemable convertible preferred stock and stockholders’ deficit

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ deficit
(in thousands, except share amounts)	Shares	Amount	Shares	Amount
Balance at November 30, 2017	38,441,667	$48,195	8,607,215	$9	$1,183	$(26)	$(29,329)	$(28,163)
Exercise of stock options	—	—	1,765,826	1	177	—	—	178
Repurchase of unvested early exercised stock-options	—	—	(15,001)	—	—	—	—	—
Vesting of early-exercised stock options	—	—	—	—	113	—	—	113
Stock-based compensation	—	—	—	—	431	—	—	431
Unrealized gain on available-for-sale investments	—	—	—	—	—	22	—	22
Net loss	—	—	—	—	—	—	(9,428)	(9,428)

Balance at November 30, 2018	38,441,667	48,195	10,358,040	10	1,904	(4)	(38,757)	(36,847)
Exercise of stock options	—	—	475,444	1	103	—	—	104
Repurchase of unvested early exercised stock options	—	—	(47,397)	—	—	—	—	—
Vesting of early-exercised stock options	—	—	—	—	216	—	—	216
Stock-based compensation	—	—	—	—	510	—	—	510
Unrealized gain on available-for-sale investments	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	(21,699)	(21,699)

Balance at November 30, 2019	38,441,667	$48,195	10,786,087	$11	$2,733	$(2)	$(60,456)	$(57,714)

The accompanying notes are an integral part of these financial statements.

Nurix Therapeutics, Inc.

Statements of cash flows

	Year ended November 30,
(in thousands)	2018	2019

Cash flows from operating activities
Net loss	$(9,428)	$(21,699)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,988	2,354
Stock-based compensation	431	510
Accretion of discounts on investments, net	(354)	(109)
Other	(6)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(258)	(15)
Accounts payable	(519)	302
Deferred revenue	(37,449)	16,885
Income tax receivable	12,374	—
Accrued and other liabilities	546	2,373

Net cash provided by (used in) operating activities	(31,675)	601

Cash flows from investing activities
Purchases of investments	(12,917)	(9,351)
Maturities of investments	54,500	19,500
Purchases of property and equipment	(1,595)	(1,651)
Proceeds from sale of property and equipment	6	—

Net cash provided by investing activities	39,994	8,498

Cash flows from financing activities
Proceeds from exercise of stock options	531	142
Repurchase of unvested early exercised stock-options	(2)	(16)

Net cash provided by financing activities	529	126

Net increase in cash, cash equivalents and restricted cash	8,848	9,225
Cash, cash equivalents and restricted cash at the beginning of period	16,913	25,761

Cash, cash equivalents and restricted cash at the end of period	$25,761	$34,986

Supplemental disclosures of noncash investing and financing activities
Additions to property and equipment included in accounts payable and accrued liabilities	$8	$152

Vesting of early exercised stock options	$113	$216

Supplemental disclosures of cash flow information
Cash paid for income taxes	$1	$1

The accompanying notes are an integral part of these financial statements.

Nurix Therapeutics, Inc.

Notes to financial statements

1. The company

Description of business

Nurix Therapeutics, Inc. (the Company) previously known as Nurix, Inc. was incorporated in the state of Delaware on August 27, 2009 and is headquartered in San Francisco, California. The Company is a biopharmaceutical company focused on the discovery, development and commercialization of oral, small molecule therapies designed to modulate cellular protein levels as a novel treatment approach for cancer and immune disorders. Leveraging the Company’s expertise in E3 ligases together with its proprietary DNA-encoded libraries, the Company has built DELigase, an integrated discovery platform to identify and advance novel drug candidates targeting E3 ligases, a broad class of enzymes that can modulate proteins within the cell. The Company’s drug discovery approach is to either harness or inhibit the natural function of E3 ligases within the ubiquitin-proteasome system to selectively decrease or increase cellular protein levels to treat disease.

Liquidity

The Company’s operations have historically been financed through the issuance of common and redeemable convertible preferred stock and proceeds received under the Company’s collaboration and license agreements. Since inception, the Company has generally incurred significant losses and negative net cash flows from operations. During the year ended November 30, 2019, the Company incurred a net loss of $21.7 million and had positive net cash flows from operating activities of $0.6 million. The Company has an accumulated deficit as of November 30, 2019 of $60.5 million and will require substantial additional capital for research and development activities. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development.

Management believes that its cash, cash equivalents and investments are sufficient to continue operating activities for at least 12 months following the issuance date of these financial statements. Future capital requirements will depend on many factors, including the timing and extent of spending on research and development and payments the Company may receive under its collaboration agreements with Sanofi S.A. (Sanofi) and Gilead Sciences, Inc. (Gilead) or future collaboration agreements, if any. There can be no assurance that, in the event the Company requires additional financing, such financing will be available at terms acceptable to the Company if at all. Failure to generate sufficient cash flows from operations, raise additional capital, and reduce discretionary spending should additional capital not become available could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Other risks and uncertainties

The Company is subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, changes in any of the following areas that the Company believes could have a material adverse effect on its future financial position or results of operations: risks related to the successful discovery and development of its product candidates, ability to raise additional capital, development of new technological innovations by its competitors and delay or inability to obtain chemical or biological intermediates from such suppliers required for the synthesis of the Company’s product candidates, including due to the impact of the current COVID-19 pandemic, protection of intellectual property rights, litigation or claims against the Company based on intellectual property rights, and regulatory clearance and market acceptance of the Company’s products.

Moreover, the current COVID-19 pandemic, which is impacting worldwide economic activity, poses the risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The extent to which the COVID-19 pandemic will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

The Company relies on single source manufacturers and suppliers for the supply of its product candidates. Disruption from these manufacturers or suppliers would have a negative impact on the Company’s business, financial position and results of operations.

2. Summary of significant accounting policies

Basis of presentation

The Company’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Segments

The Company operates and manages its business as one reportable and operating segment. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on a company-wide basis for purposes of allocating resources and assessing financial performance.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the useful lives of long-lived assets, the fair value of the Company’s common stock, the measurement of stock-based compensation, accruals for research and development activities, income taxes and revenue recognition. The Company bases its estimates on historical experience and on other relevant assumptions that are reasonable under the circumstances. Actual results could materially differ from those estimates.

Unaudited pro forma financial information

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to the automatic conversion of all outstanding redeemable convertible preferred stock as of November 30, 2019 into shares of common stock immediately prior to the completion of the Company’s planned initial public offering (IPO), on a one-to-one basis, as of the beginning of the period or the date of issuance, if later.

The unaudited pro forma information does not include the shares expected to be sold and related proceeds to be received from the completion of the IPO.

Deferred offering costs

The Company capitalizes within other assets certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including the planned IPO, until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. There were no deferred offering costs capitalized as of November 30, 2018 and 2019.

Revenue recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) 605, Revenue Recognition. Accordingly, revenue is recognized for each unit of accounting when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred or services have been rendered;
•	The seller’s price to the buyer is fixed or determinable; and
•	Collectibility is reasonably assured.

The Company evaluates multiple element arrangements to determine if each deliverable represents a separate unit of accounting based on the following criteria:

•	Delivered item or items have value to the customer on a standalone basis, and

•

If the arrangement includes a general right of return relative to the delivered item or items, delivery or performance of the undelivered item or items is considered probable and substantially in control of the Company.

The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price methodology in accordance with the selling price hierarchy, which includes vendor-specific objective evidence (VSOE) of selling price, if available, or third-party evidence of selling price if VSOE is not available, or the best estimate of selling price, if neither VSOE nor third-party evidence is available. The provisions of ASC 605 are then applied to each unit of accounting to determine the appropriate revenue recognition. In the event that a deliverable of a multiple element arrangement does not represent a separate unit of accounting, primarily because a deliverable does not provide value on a standalone basis, the Company recognizes revenue from the combined unit of accounting using the input/proportional performance approach as research is delivered or on a straight-line basis over the estimated period of performance when there is no discernable pattern of performance.

The Company evaluates potential milestone payments associated with research and development arrangements in accordance with ASC 605-28, Milestone Method. Under the milestone method, the Company may recognize revenue contingent upon the achievement of a milestone in its entirety in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. The Company evaluates each contingent payment on an individual basis to determine whether they are considered substantive milestones, specifically reviewing factors such as the degree of certainty in achieving the milestone, the research and development risk and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. Revenues from milestones, if they are nonrefundable and deemed substantive, are recognized upon achievement of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining deliverables, milestone payments are deferred and recognized as revenue over the estimated remaining performance period using the appropriate measure of progress as determined for each agreement. The Company recognizes revenue associated with the non-substantive milestones upon achievement of the milestone if the Company has no remaining deliverables. During the years ended November 30, 2018 and 2019, no milestone payments were received, no milestone revenues were recognized and no milestones were considered substantive.

All revenue was derived from customers located in the United States during the years ended November 30, 2018 and 2019.

Research and development

The Company expenses all research and development costs as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, preclinical studies, compound manufacturing costs, consulting costs and allocated overhead, including rent, equipment, depreciation and utilities.

The Company records accrued expenses for estimated costs of research and development activities conducted by third-party service providers, which include preclinical studies and clinical trials and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and includes these costs in accrued expenses and other current liabilities on the balance sheets.

The Company estimates the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. The Company makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, the Company adjusts its accrued estimates. The Company’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. The Company records advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method, which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The Company estimates the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividend yield. The Company uses the straight-line method to allocate compensation cost to reporting periods over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Stock-based awards issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest using the Black-Scholes option pricing model. The Company believes that the fair value of the equity instrument was more reliably measured than the fair value of the services received.

Fair value of common stock

The absence of an active market for the Company’s common stock requires the Company’s board of directors to determine the fair value of its common stock for purposes of granting stock options. The fair value of the Company’s common stock is determined by the Company’s board of directors with assistance from management and an independent third-party valuation firm. Management’s approach to estimating the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgement and management considers several factors, including the Company’s stage of development, equity market conditions affecting comparable public companies, significant milestones and progress of research and development efforts.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, which consist primarily of money market funds, are stated at fair value.

Cash and cash equivalents and restricted cash as reported within the statements of cash flows as of November 30, 2017, 2018 and 2019 consisted of the following:

	November 30,
(in thousands)	2017	2018	2019
Cash and cash equivalents	$16,743	$25,591	$34,816
Restricted cash	170	170	170

Cash, cash equivalents and restricted cash	$16,913	$25,761	$34,986

Investments

Investments consist of money market funds, U.S. Treasuries, corporate debt securities, U.S. government agency securities and corporate commercial paper. All of the Company’s investments are classified as available-for-sale and carried at estimated fair values and reported in cash equivalents, short-term investments or long-term investments. Management determines the appropriate classification of the investments at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments with contractual maturities greater than 12 months are considered long-term investments.

Unrealized gains and losses on available-for-sale investments are reported in accumulated other comprehensive loss as a separate component of stockholders’ deficit. Investments are regularly reviewed for other-than-temporary declines in fair value. The review includes the consideration of the cause of the impairment, including the creditworthiness of the security issuers, the number of investments in an unrealized loss position, the severity and duration of the unrealized losses, and whether it is more likely than not that the Company will be required to sell the investments before the recovery of their amortized cost basis. The cost of investments sold is based on the specific identification method.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, including cash equivalents, investments, accounts payable and accrued liabilities included in the Company’s financial statements approximate their fair value due to short maturities or the nature of the financial instruments.

Restricted cash

The Company had $170,000 of restricted cash recorded as a non-current asset as of November 30, 2018 and 2019. Restricted cash consisted of $100,000 that serves as collateral for a business credit card account and $70,000 for a letter of credit required under a facility operating lease executed in 2014. These balances are included within the cash, cash equivalents and restricted cash balance on the accompanying statements of cash flows.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents and investments. The Company’s investments consist of debt securities issued by highly rated corporate entities or the U.S. government. The Company’s exposure to any individual corporate entity is limited by policy. Deposits may, at times, exceed federally insured limits, but minimal credit risk exists. The Company invests its cash equivalents in highly rated money market funds. The Company has not experienced any credit losses on its deposits of cash and cash equivalents.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of laboratory equipment, computer equipment, furniture and fixtures and software is generally three years. Tenant improvements are depreciated over the shorter of the lease term or the estimated useful life of the improvements. When assets are retired or disposed of, the cost together with related accumulated depreciation is removed from the Company’s accounts and the resulting gain or loss is reflected in the Company’s statements of operations.

Internal-use software development costs

The Company capitalizes qualifying costs incurred during the application development stage related to software developed for internal-use and amortize them over the estimated useful life of three years. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Capitalized software development costs are classified as property and equipment, net on the balance sheets. The Company expenses costs incurred related to the planning and post-implementation phases of development as incurred.

Long-lived assets

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no such impairment losses during the years ended November 30, 2018 and 2019.

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when in management’s estimate, it is more likely than not, that the deferred tax assets will not be recovered.

Financial statement effects of uncertain tax positions are recognized when it is more likely than not, based on the technical merits of the position, that it will be sustained upon examination. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of the provision for income taxes.

Comprehensive loss

Comprehensive loss represents the net loss for the period and other comprehensive income. Other comprehensive income reflects certain gains and losses that are recorded as a component of stockholders’

deficit and are not reflected in the statements of operations. The Company’s other comprehensive income consists of changes in unrealized gains and losses on available-for-sale investments.

Net loss per share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, stock options, common stock subject to repurchase related to unvested restricted stock awards and early exercise of stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of redeemable convertible preferred stock and the holders of early exercised shares subject to repurchase do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per share is the same as basic net loss per share for those periods.

Recent accounting pronouncements

The Company is an “emerging growth company” (EGC), as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of the public company effective dates.

Adopted recent accounting pronouncements

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09), which simplifies several aspects of the accounting for employee share-based payment transactions, including income taxes consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The Company adopted ASU 2016-09 as of November 30, 2019 and elected to account for forfeitures as they occur. The adoption of this guidance had no effect on the Company’s financial position, results of operations or liquidity. Prior to the adoption of ASU 2016-09, the estimated forfeiture rate was 0%.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 as of November 30, 2019 using a retrospective transition method to each period presented. Other than the change in presentation in the accompanying statements of cash flows, the adoption of this guidance had no effect on the Company’s financial position, results of operations or liquidity.

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has subsequently issued a number of amendments to Topic 606. As amended, Topic 606 provides a single comprehensive model to be used in the accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. Topic 606 also requires entities to disclose both qualitative and quantitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. Topic 606 is effective for annual periods beginning after December 15, 2018, and may be adopted using either the retrospective or cumulative effect transition method. The Company anticipates adopting Topic 606 on December 1, 2019 using the modified retrospective method. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of lease payments, in its balance sheet. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply. ASU 2016-02 is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Statements (ASU 2016-13), which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectibility. ASU 2016-13 also eliminates the concept of “other-than-temporary” impairment when evaluating available-for-sale debt investments and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt investments rather than an other-than-temporary impairment that reduces the cost basis of the investment. ASU 2016-13 is effective for annual periods beginning after December 15, 2020. Early adoption is not permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (ASU 2018-07), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of Topic 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). ASU 2018-07 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company is in the process of evaluating the impact of this new guidance on its financial statements, but does not expect the new guidance to have a material impact on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which modifies the disclosure requirements on fair value measurements by removing the requirement to disclose amounts of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation process for Level 3 fair value measurements, among other modifications to fair value measurement disclosure requirements. ASU 2018-13 is effective for all entities for annual periods beginning after December 15, 2019. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (ASU 2018-18). ASU 2018-18 clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. ASU 2018-18 is effective for annual periods beginning after December 15, 2020 and requires retrospective adoption to the date the Company adopted ASC 606 by recognizing a cumulative-effect adjustment to the opening balance of retained earnings of the earliest annual period presented. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

3. Collaboration agreements

Celgene (a related party)

In September 2015, the Company entered into a collaboration agreement with Celgene Corporation (the Celgene Agreement and Celgene, respectively) (which was later acquired by Bristol-Myers Squibb Company (BMS) in November 2019) with an initial research term of four years for the discovery, development and commercialization of novel small molecule therapeutics in oncology, inflammation and immunology.

Under the terms of the Celgene Agreement, the Company received an upfront payment of $150.0 million in September 2015. In addition, in September 2015, Celgene purchased 4,866,667 shares of Series C redeemable convertible preferred stock at a price of $3.50 per share, resulting in net proceeds of $17.0 million. As of November 30, 2019, BMS holds approximately 10% of total shares outstanding on an as-converted basis.

The Company identified several deliverables under the Celgene Agreement, including the option to obtain a license or licenses and research and development services to be performed by the Company on behalf of Celgene, including manufacturing of clinical and preclinical supply through completion of Phase 1 clinical trials. The Company concluded that the option to obtain a license does not have stand-alone value to Celgene apart from the related research and development services deliverables as there are no other vendors selling similar, competing products on a stand-alone basis, Celgene does not have the contractual right to resell the option to obtain a license, and Celgene is unable to use the license for its intended purpose without the Company’s performance of research and development services. Accordingly, the Company accounted for the deliverables as one unit of accounting, and the $150.0 million upfront payment was recognized on a straight-line basis over the period over which the Company expected to satisfy its deliverables (the performance period), which was determined to be the four-year initial research term of the agreement. The Company evaluated the performance period at each reporting period.

In January 2019, Celgene and BMS entered into a definitive merger agreement pursuant to which Celgene agreed to be acquired by BMS. Based on the Company’s request for notification of the future disposition of the agreement, in June 2019, Celgene notified the Company that it was terminating the Celgene Agreement. Upon termination of the Celgene Agreement in June 2019, any rights that Celgene had under the agreement reverted to the Company and no termination payments were due or payable. The Company determined it had no remaining deliverables to be performed under the Celgene Agreement and as a result recognized all remaining deferred revenue in June 2019. For the years ended November 30, 2018 and 2019, the Company recognized $37.4 million and $28.4 million, respectively, as collaboration revenue related to the Celgene Agreement in its statements of operations. As of November 30, 2018 and 2019, $28.4 million and $0 was recorded as deferred revenue on the balance sheets.

Gilead

In June 2019, the Company entered into a global strategic collaboration agreement with Gilead, which was amended in August 2019 (the Gilead Agreement), to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with cancer and other challenging diseases using the Company’s DELigase platform to identify novel agents that utilize E3 ligases to induce degradation of five specified drug targets.

Under the Gilead Agreement, Gilead has the option to license drug candidates directed to up to five targets resulting from the collaboration and is responsible for the clinical development and commercialization of product candidates resulting from the collaboration. The Company retains the option to co-develop and co-promote, under a profit share structure, up to two product candidates in the United States, provided that the Company may only exercise such option once per licensed product and Gilead retains the right to veto the Company’s option selection for any one product candidate of its choice. The collaboration excludes the Company’s current internal protein degradation programs for which the Company will retain all rights, and also excludes the Company’s future internal programs, provided that the Company has distinguished future programs as excluded from the scope of the collaboration.

Over time, Gilead may elect to replace the initial drug targets with other drug targets. For drug targets that are subject to the collaboration, the Company is obligated to use commercially reasonable efforts to undertake a research program in accordance with a research plan agreed to by the parties and established on a target-by-target basis. The Company has primary responsibility under the agreement for performing preclinical research activities (including target validation, drug discovery, identification or synthesis) pursuant to a research plan. Each party will bear its own costs in the conduct of research activities. Gilead will be responsible for any development, commercialization and manufacturing activities, unless the Company exercises its co-development and co-promotion option. For those programs that the Company exercises its option to co-develop and co-promote, the Company and Gilead will split U.S. development costs as well as U.S. profits and losses evenly, and the Company will be eligible to receive royalties on net ex-U.S. sales and reduced milestone payments.

Upon signing the Gilead Agreement, Gilead agreed to pay the Company an upfront payment of $45.0 million plus $3.0 million in additional fees, and the Company is eligible to receive up to approximately $2.3 billion in total additional payments, including up to $700.0 million upon the achievement of specified development milestones, up to $1.5 billion upon the achievement of specified sales milestones, subject to reduction for any product for which the Company exercises its option to co-develop and co-promote, and up to $145.8 million in certain additional fees related to target licensing, reservation and selection and research term extensions. In addition, the Company is eligible to receive tiered royalties from mid-single digit to low tens percentages on annual net sales from any commercial products directed to the optioned collaboration targets, subject to certain reductions and excluding sales in the United States of any products for which the Company exercises its option to co-develop and co-promote, for which the Company and Gilead share profits and losses evenly.

Subject to earlier expiration in certain circumstances, the Gilead Agreement expires on a licensed product-by-licensed product and country-by-country basis upon the later of (1) the expiration of the last to expire patent with a valid claim covering the applicable licensed product in the applicable country, (2) the expiration of any regulatory exclusivity for the applicable licensed product in the applicable country or (3) ten years after the first commercial sale of the applicable licensed product in the applicable country covered by the Gilead Agreement, provided that the term for any profit-shared licensed product in the United States will expire upon the expiration or termination of the applicable profit-share term as set forth in an applicable profit-share agreement to be negotiated upon the Company’s exercise of its option to co-develop and co-promote such licensed product. If Gilead does not exercise an option to license a drug candidate, then the Gilead Agreement will terminate at the end of the last to expire option period.

In accordance with ASC 605-25, the Company identified the following deliverables at the inception of the Gilead Agreement: (1) the research licenses, (2) the research services, including selection campaign research services for certain replacement targets and (3) the obligation to share information during the research and to participate in the joint research committee and joint steering committee. The Company determined that the research license does not have stand-alone value to Gilead due to the specialized nature of the research services to be provided by the Company, and accordingly, this deliverable was combined with the research services and participation in the joint research committee as a single unit of accounting. The Company concluded that, at the inception of the Gilead Agreement, Gilead’s options to obtain an exclusive development, manufacturing and commercialization license for each collaboration target do not represent deliverables because they are substantive options and do not contain a significant and incremental discount. Gilead’s options to extend the five-year research term and to perform selection campaign research services for certain replacement targets are also not deliverables at the inception of the Gilead Agreement as they are substantive options and do not contain a significant and incremental discount. The Company concluded that Gilead’s target reservation right is not a deliverable as it does not require any specific action from the Company and it is rather an exclusivity right and an attribute of other deliverables in the Gilead Agreement, such as the research licenses.

Arrangement consideration includes the upfront payment of $45.0 million and $3.0 million in additional fees. Amounts related to the milestones were not included in the arrangement consideration because all of the milestones are considered non-substantive and had not yet been achieved as of November 30, 2019. The arrangement consideration is recognized as collaboration revenue using the input/proportional performance approach over the estimated performance period of five years. The performance period was determined to be the five-year initial research term which represents the estimated timing of completion of the identified deliverables. Additionally, the Company considered the impact of Gilead terminating the agreement prior to the completion of the research services during the initial five-year research term and determined that there were significant economic costs to Gilead for doing so, and as such, did not adjust the performance period. In applying the input/proportional performance approach, the Company recognizes revenue based on actual costs incurred as a percentage of total estimated costs. These costs consist primarily of internal FTE efforts and third party contract costs related to the Gilead Agreement. The Company recognized collaboration revenue related to the Gilead Agreement of $2.7 million during the year ended November 30, 2019. As of November 30, 2019, $45.3 million was recorded as deferred revenue on the balance sheet and the Company had not received any other research related fees, option fees, milestone payments, or royalty payments under the Gilead Agreement.

4. Balance sheet components

Property and equipment, net

Property and equipment, net, consisted of the following:

	November 30,
(in thousands)	2018	2019
Laboratory equipment	$9,606	$10,821
Leasehold improvements	2,375	2,483
Computer equipment	531	654
Furniture and fixtures	372	478
Software	209	282
Internal-use software	—	156

	13,093	14,874
Less: Accumulated depreciation and amortization	(8,671)	(11,003)

	$4,422	$3,871

Depreciation and amortization expense for the years ended November 30, 2018 and 2019 was $3.0 million and $2.4 million, respectively. All long-lived assets are maintained in the United States.

Accrued and other current liabilities

Accrued and other current liabilities consisted of the following:

	November 30,
(in thousands)	2018	2019
Accrued compensation	$2,389	$3,751
Accrued contract research and lab supplies	252	322
Accrued professional services	160	512
Accrued use, franchise, gross receipts, and property taxes	38	33
Other	276	309

	$3,115	$4,927

5. Fair value measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1—Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3—Inputs that are unobservable.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

The following tables presents the Company’s financial assets, which consist of cash equivalents and investments classified as available-for-sale investments, that are measured at fair value on a recurring basis as of November 30, 2018 and 2019:

November 30, 2018	Level	Amortized cost	Unrealized loss	Estimated fair value
				(in thousands)
Money market funds	Level 1	$25,591	$—	$25,591
U.S. treasury securities	Level 1	13,452	(4)	13,448

Total		$39,043	$(4)	$39,039

November 30, 2019	Level	Amortized cost	Unrealized loss	Estimated fair value
				(in thousands)
Money market funds	Level 1	$23,834	$—	$23,834
U.S. treasury securities	Level 1	10,982	—	10,982
Corporate debt securities	Level 2	1,503	(1)	1,502
U.S. government agency securities	Level 2	1,402	—	1,402
Long-term investments:
Corporate debt securities	Level 2	507	(1)	506

Total		$38,228	$(2)	$38,226

The Company classifies its money market funds and U.S. treasury securities, which are valued based on quoted market prices in active markets with no valuation adjustment, as Level 1 assets within the fair value hierarchy.

The Company classifies its investments in corporate debt securities, U.S. government agency securities and corporate commercial paper as Level 2 assets within the fair value hierarchy. The fair values of these investments are estimated by taking into consideration valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income- and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads, benchmark securities, prepayment/default projections based on historical data and other observable inputs. There were no transfers of financial instruments between valuation levels during the years ended November 30, 2018 and 2019.

As of November 30, 2018 and 2019, none of the Company’s available-for-sale investments that were in an unrealized loss position had been in an unrealized loss position for more than 12 months. During the years ended November 30, 2018 and 2019, the Company did not sell any available-for-sale investments.

The Company’s short-term investments had maturities of less than one year from the balance sheet date. The Company’s long-term investments had maturities of between one and two years from the balance sheet date.

6. Commitments and contingencies

Legal proceedings

From time to time, the Company may be involved in legal proceedings in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses the need to record a liability for litigation and legal claims. As of November 30, 2019, the Company had no pending or threatened litigation.

Indemnifications

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with its partners, suppliers and vendors, among others. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement or other claims made against such parties. These provisions may limit the time within which an indemnification claim can be made. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. The Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these financial statements as it believes such liability is immaterial.

In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s balance sheets, statements of operations, statements of comprehensive loss, or statements of cash flows. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not specified in the agreements, however, the Company currently has directors’ and officers’ insurance that reduces its exposure and enables the Company to recover a portion of any future amounts paid.

Operating leases

The Company leases office and laboratory facilities in San Francisco, California under a lease agreement. The original lease term was scheduled to end 60 months following the Company’s full occupancy of the leased premises, which occurred in April 2015. In October 2015, the Company entered into a second lease agreement for additional space in the same building as its existing office and laboratory facilities. In November 2017, the Company entered into an amendment to its original lease agreement that combined the Company’s two leases into a single lease agreement and extended the term of the lease agreement through April 30, 2025. The Company is required to pay base rent plus the tenant’s proportionate share of operating expenses as defined in the lease agreement. Under the terms of the lease agreement, the Company paid the landlord security deposits totaling $91,000 and issued a letter of credit to the landlord in the amount of $70,000, which is collateralized by a restricted deposit of $70,000.

In December 2015, the Company entered into its first sublease agreement under which a portion of the Company’s leased space is subleased to another tenant. The term of the sublease, which was originally scheduled to end on December 31, 2017, was extended through December 31, 2018 as the result of an amendment executed in November 2017. The sublessee defaulted on this sublease agreement in August 2018, upon which a new creditor negotiated a second amendment to sublease dated October 2018 and the sublease agreement became a month to month agreement that ended in February 2019. The Company entered into its second sublease agreement with a different tenant in November 2018, which was subsequently amended in March 2019 to increase the size of the space. The term of the second sublease ended in August 2019. Future minimum income under existing subleases was $0 as of November 30, 2019.

Rent expense and sublease income was as follows:

	Year ended November 30,
	2018	2019
	(in thousands)
Rent expense under operating leases	$3,003	$2,927
Sublease income	(724)	(311)

Net rent expense	$2,279	$2,616

Future minimum lease payments under the Company’s lease agreement as of November 30, 2019 were as follows:

Year ending November 30,	Operating Leases
(in thousands)
2020	$3,019
2021	3,240
2022	3,337
2023	3,438
2024	3,541
Thereafter	1,493

Total minimum lease payments	$18,068

7. Common stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue up to 65,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends when and if declared by the Company’s board of directors, subject to the prior rights of the preferred stockholders. The holder of each share of common stock is entitled to one vote. The common stockholders voting as a class are entitled to elect one member to the Company’s board of directors (the Common Director). As of November 30, 2019, no dividends have been declared.

At November 30, 2019 the Company had reserved shares of common stock (on an as-if converted basis) for future issuance as follows:

Conversion of Series A-1 Preferred Stock	1,800,000
Conversion of Series A-2 Preferred Stock	6,625,000
Conversion of Series B Preferred Stock	25,150,000
Conversion of authorized but not issued Series B Preferred Stock	10,000,000
Conversion of Series C Preferred Stock	4,866,667
Issuance of options under stock option plan	5,741,558
Shares available for future stock option grants	1,236,613

Total common stock reserved for future issuance	55,419,838

8. Redeemable convertible preferred stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 48,441,667 shares of redeemable convertible preferred stock with a par value of $0.001 per share. Designated and outstanding redeemable convertible preferred stock and its principal terms were as follows at November 30, 2018 and 2019:

(in thousands, except share amounts)	Shares authorized	Shares issued and outstanding	Liquidation value	Net carrying value
Series A-1	1,800,000	1,800,000	$900	$892
Series A-2	6,625,000	6,625,000	5,300	5,209
Series B	35,150,000	25,150,000	25,150	25,100
Series C	4,866,667	4,866,667	17,033	16,994

	48,441,667	38,441,667	$48,383	$48,195

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Voting

The holder of each share of Series A-1, A-2, B, and C redeemable convertible preferred stock (together Preferred Stock) has a number of votes equal to the number of shares of common stock into which it is convertible and, with respect to such vote, such holder has voting rights and powers equal to those of the holders of common stock. The holders of Preferred Stock, voting together as a separate class, are entitled to elect three members to the Company’s board of directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-converted to common stock basis, are entitled to elect all other directors of the Company, except for the Common Director.

Dividends

The holders of shares of Series A-1, A-2, B, and C redeemable convertible preferred stock are entitled to receive dividends when, as and if declared by the board of directors, at an annual rate of 8% of the original issue price of $0.50, $0.80, $1.00, and $3.50 per share, respectively. Dividends on Preferred Stock shall be payable in preference to and prior to any payment of any dividend on common stock. Dividends are noncumulative, and no cash dividends have been declared as of November 30, 2019.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, into such number of shares of common stock determined by dividing the original issue price by the conversion price. The initial conversion price is equal to the original issue price, which is $0.50 per share of Series A-1 redeemable convertible preferred stock, $0.80 per share of Series A-2 redeemable convertible preferred stock, $1.00 per share of Series B redeemable convertible preferred stock, and $3.50 per share of Series C redeemable convertible preferred stock. The conversion price is subject to adjustment for stock splits, distributions, dividends, noncash distributions, share purchase rights, capital reorganization and certain antidilution provisions contained in the Company’s Certificate of Incorporation, as amended. Each share of Series A-1, A-2, and B redeemable convertible preferred stock (the Prior Preferred) shall automatically be converted into common stock upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering in which the per share price is at least $3.00 and the aggregate gross proceeds to the Company are not less than $40,000,000 or (ii) upon the affirmative election of the holders of at least two-thirds of the outstanding shares of Prior

Preferred stock voting together as a single class. Each share of Series C redeemable convertible preferred stock shall automatically be converted into common stock upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering in which the aggregate gross proceeds to the Company are not less than $40,000,000 or (ii) upon the affirmative election of the majority of the outstanding shares of the Series C redeemable convertible preferred stock. Each series of redeemable convertible preferred stock converts on a one-for-one basis as of November 30, 2019.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary including a merger, reorganization, consolidation, acquisition or sale of substantially all of the assets of the Company, or any other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock, an amount per share equal to the greater of (i) the original issue price plus all declared and unpaid dividends on such shares or (ii) such amount as would have been payable had all shares of Preferred Stock been converted into common stock immediately prior to the liquidation event. If the assets of the Company are insufficient to permit payments of the full amounts described above, then the assets shall be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. After payment to the holders of Preferred Stock of the full amounts they are entitled to receive, the entire remaining assets of the Company shall be distributed ratably among the holders of common stock.

Redemption and balance sheet classification

The redeemable convertible preferred stock is recorded in mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the preferred stockholders upon the occurrence of a deemed liquidation event that is considered not solely within the Company’s control.

9. Stock-based compensation

2012 Equity Incentive Plan

In April 2012, the Company’s board of directors approved, and the Company adopted the 2012 Equity Incentive Plan (the 2012 Plan). The 2012 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, and restricted stock units to employees, consultants and advisors of the Company. Options granted under the 2012 Plan may be either incentive stock options (ISOs) or nonqualified stock options. ISOs may be granted only to Company employees, including officers and directors who are also employees. Nonqualified stock options may be granted to Company employees, consultants and advisors. As of November 30, 2018 and 2019, the Company had reserved 14,575,000 and 17,414,258 shares of common stock, respectively, for issuance under the 2012 Plan.

Options under the 2012 Plan may be granted for periods of up to 10 years and at prices based upon the estimated fair value of the shares on the date of grant as determined by the Company’s board of directors, provided, however, that (i) the exercise price of an option shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, and (iii) the term of an ISO granted to a greater than 10% stockholder shall not exceed five years. Options granted generally vest over four years. Shares issued under the 2012 Plan may, but need not, be exercisable immediately, but are subject to a right of repurchase by the Company of any unvested shares.

Activity under the 2012 Plan is set forth below:

	Shares available for grant	Number of options outstanding	Weighted- average exercise price	Unvested shares outstanding	Weighted- average grant date fair value per share
Balances at November 30, 2017	905,576	3,912,209	$0.27	416,667	$0.08
Additional shares authorized	1,500,000	—		—
Options granted	(2,711,468)	2,711,468	0.42	—
Options exercised	—	(1,765,826)	0.30	—
Options forfeited	843,551	(843,551)	0.29	—
Shares repurchased	15,001	—		—
Restricted stock vested	—	—		(416,667)	0.08

Balances at November 30, 2018	552,660	4,014,300	0.36	—
Additional shares authorized	2,839,258	—		—
Options granted	(2,914,900)	2,914,900	0.62	—
Options exercised	—	(475,444)	0.22	—
Options forfeited	712,198	(712,198)	0.40	—
Shares repurchased	47,397	—		—

Balances at November 30, 2019	1,236,613	5,741,558	0.49	—

A total of 5,741,558 outstanding options were vested and expected to vest as of November 30, 2019, with a weighted average remaining contractual life of 8.56 years, and a weighted average exercise price of $0.49. The aggregate intrinsic value of these shares was $0.7 million as of November 30, 2019.

The total intrinsic value of employee options exercised during the years ended November 30, 2018 and 2019 was $0.2 million and $0.1 million, respectively.

The following table summarizes information with respect to stock options outstanding and those vested at November 30, 2018 and 2019:

	November 30, 2018
	Options outstanding		Options vested
Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Number vested	Weighted average exercise price
$0.06	36,751	4.28	36,751
0.08	190,096	5.96	187,221
0.28	1,166,787	7.25	822,608
0.37	803,369	8.32	272,069
0.40	1,435,797	9.35	112,869
0.56	381,500	9.99	5,000

	4,014,300	8.39	1,436,518	$ 0.28

	November 30, 2019
	Options outstanding		Options vested
Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Number vested	Weighted average exercise price
$0.08	132,625	5.03	132,625
0.28	972,037	6.25	930,217
0.37	546,615	7.29	308,619
0.40	882,881	8.30	338,753
0.56	477,500	9.13	88,998
0.62	2,729,900	9.78	202,304

	5,741,558	8.56	2,001,516	$ 0.35

A total of 2,001,516 outstanding options were vested as of November 30, 2019, with a weighted average remaining contractual life of 7.14 years, and a weighted average exercise price of $0.35. The aggregate intrinsic value of these shares was $0.4 million as of November 30, 2019.

Shares subject to repurchase

Early exercises of stock options are subject to a right of repurchase by the Company of any unvested shares. The repurchase rights lapse over the original vesting period of the options. Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest according to their respective vesting schedules. The Company accounts for the cash received in consideration for the early exercised options as a liability included in accrued and other current liabilities, which is then reclassified to common stock and additional paid-in capital as the shares vest. The Company had 1,009,650 and 418,207 outstanding shares issued in connection with early exercises of stock options that were subject to repurchase at November 30, 2018 and 2019, respectively, and recorded corresponding liabilities of $0.4 million and $0.2 million in its balance sheet as of November 30, 2018 and 2019, respectively.

Stock-based compensation associated with employee stock options

During the years ended November 30, 2018 and 2019, the weighted-average grant date fair value of options granted was $0.35 and $0.47 per share, respectively. The total fair value of employee options vested during the years ended November 30, 2018 and 2019 was $0.3 million and $0.5 million, respectively. As of November 30, 2019, there were total unrecognized stock-based compensation costs of $1.7 million related to these stock options. These costs are expected to be recognized over a remaining weighted-average period of 3.2 years as of November 30, 2019.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of employee stock options is amortized on a straight-line basis over the requisite service period of the awards. The fair value of the employee stock options granted during the following years was estimated using the following assumptions:

Year ended November 30,
	2018	2019
Expected term	5.90 – 6.08 years	5.92 – 6.08 years
Expected volatility	109 – 112%	111 – 116%
Risk-free interest rate	2.22 – 2.96%	1.42 – 2.55%
Dividend yield	—%	—%

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption was determined based on the expected term as disclosed for comparable publicly traded biopharmaceutical companies since the Company does not have sufficient experience to estimate the expected term based on historical exercises. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividends on its common stock.

The following table sets forth stock-based compensation expense included in the Company’s statements of operations:

	Year ended November 30,
(in thousands)	2018	2019
Research and development	$276	$307
General and administrative	155	203

Total stock-based compensation	$431	$510

Stock-based compensation expense related to stock options granted to non-employees is not material.

10. Defined contribution plan

The Company sponsors a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan), which provides for the Company to make discretionary matching or discretionary annual contributions to the 401(k) Plan, for its employees. Substantially all of the Company’s employees are eligible to participate. Employees may contribute a percentage of their annual compensation to the plan, subject to statutory limitations. The Company made contributions to the 401(k) Plan during the years ended November 30, 2018 and 2019. The Company recorded contribution expenses of $0.3 million and $0.3 million during the years ended November 30, 2018 and 2019, respectively.

11. Income taxes

For the years ended November 30, 2018 and 2019, the Company recorded a current tax expense of $0.5 million and $0.2 million, respectively, primarily due to reserves for unrecognized tax benefits, minimum state taxes and a true-up from the prior year. The Company had generated net operating losses (NOLs) since inception, and has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

Loss before provision for income taxes includes the following component:

	Year ended November 30,
(in thousands)	2018	2019
Domestic	$(8,921)	$(21,460)

Loss before provision for income taxes	$(8,921)	$(21,460)

The provision for income taxes consists of the following:

	Year ended November 30,
(in thousands)	2018	2019

Current:
Federal	$506	$238
State	1	1

Total provision for income taxes	$507	$239

The effective tax rate differs from the federal statutory rate as follows:

	Year ended November 30,
	2018	2019
Federal statutory income tax rate	22.2%	21.0%
State income tax rate	17.2	10.2
Research and development credits	12.5	6.6
Unrecognized income tax benefits	(9.4)	(1.0)
Other	(1.2)	(0.9)
Change in federal statutory income tax rate	(108.0)	—
Change in valuation allowance	61.0	(37.0)

	(5.7)%	(1.1)%

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets for federal and state income taxes are as follows:

	Year ended November 30,
(in thousands)	2018	2019

Deferred tax assets:
Net operating loss carryforwards	$17,940	$31,533
Research and development tax credits	4,435	6,941
Deferred revenue	8,481	—
Stock based compensation	109	37
Accruals and other	749	1,260

Gross deferred tax assets	31,714	39,771
Valuation allowance	(31,247)	(39,763)

Total deferred tax assets	467	8

Deferred tax liabilities:
Property and equipment	(467)	(8)

Total deferred tax liabilities	(467)	(8)

Net deferred tax assets	$—	$—

Realization of the deferred tax assets is dependent upon future taxable income, the amount, if any, and timing of which are uncertain. The Company has established a valuation allowance to offset deferred tax assets as of November 30, 2018 and 2019 due to the uncertainty of realizing future tax benefits from its NOL carryforwards and other deferred tax assets. The valuation allowance decreased by $5.0 million during the year ended

November 30, 2018 and increased by $8.5 million during the year ended November 30, 2019. The decrease in the valuation allowance for 2018 is related to the reduction of the deferred tax asset for the deferred revenue. The increase in the valuation allowance for 2019 is primarily due to the increase in NOL carryforwards.

As of November 30, 2019, the Company had NOL carryforwards available to reduce future taxable income, if any, for federal and state income tax purposes of $94.2 million and $134.8 million respectively. Federal NOL carryforwards generated for tax years beginning before December 31, 2017 can be carried forward twenty years and expire during the years 2029 through 2037. Federal NOL carryforwards of $45.8 million for tax years beginning after December 31, 2017 can be carried forward indefinitely.

State NOL carryforwards begin expiring in 2029. The deferred tax assets related to NOL carryforwards do not include excess tax benefits from employee stock option exercises. As of November 30, 2019, the Company had federal and state research credit carryforwards of $4.2 million and $4.9 million respectively. If not utilized, the federal credit carryforwards will begin expiring in 2032 and the state credits carry forward indefinitely.

Internal Revenue Code Section 382 places a limitation on the utilization of NOL and tax credit carryforwards in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percentage points. The Company has identified two ownership changes that have triggered a limitation on pre-change NOLs under Section 382. A majority of the Company’s pre-change NOLs remain available within the carryforward period provided by the Internal Revenue Code, subject to availability of taxable income. As a result of the ownership changes, the Company has determined that approximately $0.4 million of NOLs will expire unutilized, and as such, these NOLs are not reflected in the Company’s deferred tax asset balance.

The Company has recorded a liability related to uncertain tax positions in the financial statements. The Company believes that it is reasonably possible that unrecognized income tax benefits will decrease by $0.8 million within the next twelve months as a result of audit settlements with the Internal Revenue Service (IRS). It is the Company’s policy to include penalties and interest expense related to income taxes as a component for the provision for income taxes. The Company has unrecognized tax benefits of $2.9 million as of November 30, 2019, some of which is offset by a full valuation allowance. Included in the balance of unrecognized tax benefits as of November 30, 2019 are $1.0 million of tax benefits that, if recognized, would affect the effective tax rate. There is approximately $0.2 million in interest and penalties accrued as of November 30, 2019. A reconciliation of the beginning and ending amounts of unrecognized income tax benefits during the years ended November 30, 2018 and 2019 is as follows:

	Years ended November 30,
(in thousands)	2018	2019
Balance at beginning of period	$939	$2,157
Additions based on tax positions related to prior period	702	137
Additions based on tax positions related to current period	516	626

Balance at end of period	$2,157	$2,920

The Company files income tax returns in the United States and in the states of California and New Jersey. The Service commenced an examination of the Company’s U.S. income tax return for the year ended December 31, 2016 in the first quarter of 2018 that is anticipated to be completed in 2021. As of the issuance date of these financials, the IRS has given the Company a proposed adjustment denying a portion of the Company’s research and development credits. The Company does not agree with the IRS’s position and intends to appeal the IRS’s assessment. However, pursuant to a measurement analysis, the Company booked an unrecognized tax benefit liability related to the 2016 and 2017 research and development credits. Additionally, the California Franchise Tax Board (the FTB) initiated an examination of the Company’s California tax return for the years ended December 31, 2015 and 2016. As of the issuance date, the FTB has not yet issued any assessments. All of the

Company’s tax years will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss or credits.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (TCJA) was enacted into law and the effect of the tax law change was reflected in the period of enactment. Most significantly for the Company, the TCJA reduced the income tax rate to 21% effective January 1, 2018. The Company included the impact of the reduced tax rate in its fiscal year ended November 30, 2018.

12. Net loss per share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders, which excludes shares which are legally outstanding, but subject to repurchase by the Company:

	Year ended November 30,
(in thousands, except share and per share data)	2018	2019

Numerator:
Net loss	$(9,428)	$(21,699)

Denominator:
Weighted-average number of shares outstanding, basic and diluted	8,451,597	9,877,542

Net loss per share attributable to common stockholders, basic and diluted	$(1.12)	$(2.20)

The following potentially dilutive securities were excluded from the computation of the diluted net loss per share of common stock for the periods presented because their effect would have been anti-dilutive:

	Year ended November 30,
	2018	2019
Redeemable convertible preferred stock on an as-converted basis	38,441,667	38,441,667
Options to purchase common stock	4,014,300	5,741,558
Options early exercised subject to vesting	1,009,650	418,207

Total	43,465,617	44,601,432

Unaudited pro forma net loss per share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share:

(in thousands, except share and per share data)	Year ended November 30, 2019 (unaudited)

Numerator:
Net loss	$(21,699)

Denominator:
Weighted-average number of shares outstanding, basic and diluted	9,877,542
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock	38,441,667

Pro forma weighted-average number of shares, basic and diluted	48,319,209

Pro forma net loss per share, basic and diluted	$(0.45)

13. Related party transactions

As of November 30, 2018 and 2019, Celgene owned 4,866,667 shares of the Company’s Series C redeemable convertible preferred stock. For the years ended November 30, 2018 and 2019, the Company recorded collaboration revenue of $37.4 million and $28.4 million, respectively, and as of November 30, 2018 and 2019, the Company recorded deferred revenue of $28.4 million and $0, respectively, related to the Celgene Agreement. In June 2019, the Celgene Agreement was terminated in its entirety with no further payments from Celgene and no remaining deliverables from the Company. See Note 3, “Collaboration agreements—Celgene (a related party)” for a discussion of the Celgene Agreement.

14. Subsequent events

Management has reviewed and evaluated subsequent events from the balance sheet date of November 30, 2019 through the financial statement issuance date of May 5, 2020. The following subsequent events have been identified for disclosure:

In December 2019, the Company entered into a global strategic collaboration with Genzyme Corporation, a subsidiary of Sanofi S.A. (the Sanofi Agreement), which became effective in January 2020, to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with challenging diseases in multiple therapeutic areas using the Company’s DELigase platform to identify small molecules designed to induce degradation of three specified initial drug targets, with an option by Sanofi to expand to a total of five targets. Over time and subject to certain limitations, Sanofi may elect to replace the drug targets with other reserved targets. Under the Sanofi Agreement, Sanofi has exclusive rights and is responsible for the clinical development, commercialization and manufacture of product candidates resulting from the collaboration while the Company retains the option to co-develop, co-promote and co-commercialize up to two targets, one of which must be selected from a list of targets designated at the execution of the Sanofi Agreement and one of which must be selected from targets identified by Sanofi in the future. The Company’s right to exercise its option to co-develop, co-promote and co-commercialize a given target is dependent on its ability to demonstrate, within a given timeframe, that it has sufficient cash resources and personnel to commercialize the product. The collaboration excludes the Company’s current internal protein degradation programs for which the Company retains all rights, and also excludes the Company’s future internal programs, provided that we have distinguished future programs as excluded from the scope of the collaboration.

Upon signing the Sanofi Agreement, Sanofi agreed to pay the Company an upfront payment of $55.0 million, which was received in January 2020, and the Company is eligible to receive additional payments if Sanofi exercises its option to expand the number of targets beyond the initial targets included in the collaboration or exercises an option to extend the license term with respect to a particular target. In addition, the Company is eligible to receive up to approximately $2.5 billion in total payments including payments of up to $500.0 million upon the achievement of specified development milestones, up to $625.0 million upon the achievement of specified regulatory milestones and up to $1.3 billion upon the achievement of certain sales milestones, as well as up to $170.1 million in certain additional fees related to target licensing and reservation. In addition, the Company is eligible to receive tiered royalties ranging from mid-single digit to low teen percentages on annual net sales of any commercial products that may result from the collaboration, subject to certain reductions and excluding sales in the United States of any products for which the Company exercises its option to co-develop and co-promote, for which the Company will share profits and losses evenly.

For drug targets that are subject to the collaboration, the Company has primary responsibility for conducting preclinical research activities (including target validation, drug discovery, identification or synthesis) in accordance with the applicable research plan agreed to by the parties and established on a target-by-target basis. The Company is obligated to use commercially reasonable efforts to identify relevant target binders and chimeric targeting molecules in order to identify development candidates. Subject to certain exceptions, each party will bear its own costs in the conduct of such research. Sanofi will be responsible for any development and commercialization activities, unless the Company exercises its co-development and co-promotion option. For those programs that the Company opts to exercise its option to co-develop, co-promote and co-commercialize, the Company will be responsible for a portion of the U.S. development costs, and the parties will split U.S. profits and losses evenly and the Company will be eligible to receive royalties on ex-U.S. net sales and reduced milestone payments on all such optioned products.

Subject to earlier expiration in certain circumstances, the Sanofi Agreement expires on a licensed product-by-licensed product or profit-shared licensed product-by-profit-shared licensed product basis and country-by-country basis upon on the later of the expiration of (1) the last-to-expire patent with a valid claim covering the applicable licensed product in the applicable country, (2) the expiration of any regulatory exclusivity for the applicable licensed product in the applicable country or (3) ten years after the first commercial sale of the applicable licensed product in the applicable country covered by the Sanofi Agreement.

In February 2020, the Company achieved a research milestone pursuant to the Gilead Agreement, resulting in a $2.5 million payment, which was received by the Company in April 2020.

In March 2020, the Company issued 28,294,111 shares of Series D redeemable convertible preferred stock at an issuance price of $4.25 per share, resulting in net proceeds of $119.9 million. In connection with the issuance of the Series D redeemable convertible preferred stock, the Company increased the number of shares of common stock authorized under its Certificate of Incorporation, as amended, to 91,900,000 and increased the number of shares of preferred stock authorized under its Certificate of Incorporation, as amended, to 66,735,778, of which 28,294,111 were designated as Series D redeemable convertible preferred stock. The terms of the Series D redeemable convertible preferred stock are generally consistent with the terms of the existing series of redeemable convertible preferred stock. The Series D redeemable convertible preferred stock has a liquidation price per share equal to the original issue price per share, and a dividend rate per share of 8.0% of the original issue price per share.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law. Included in the CARES Act are provisions that modify the rules relating to the use of NOLs. Specifically, losses generated in taxable years beginning before January 1, 2021 and ending after December 31, 2017 may be carried back to offset taxable income in prior years. Additionally, the CARES Act expands the carryback period to five years for losses generated in certain years. The Company intends to carryback NOLs and file refund claims to recover approximately $19.6 million of income tax the Company paid in 2016. The tax benefit for these refund claims is not reflected in these financial statements.

Events subsequent to original issuance of financial statements (unaudited)

In March, May and June 2020, the Board of Directors authorized the grant of options to purchase a total of 1,835,180 shares of common stock to management and employees at a weighted average exercise price of $3.13 per share.

Nurix Therapeutics, Inc.

Condensed balance sheets (unaudited)

	November 30, 2019	February 29, 2020	Pro forma as of February 29, 2020
(in thousands, except share and per share amounts)

Assets:

Current assets:
Cash and cash equivalents	$34,816	$56,410
Short-term investments	2,904	14,937
Prepaid expenses and other current assets	1,634	5,313

Total current assets	39,354	76,660
Long-term investments	506	7,584
Property and equipment, net	3,871	3,975
Restricted cash	170	170
Other assets	147	400

Total assets	$44,048	$88,789

Liabilities, redeemable convertible preferred stock and stockholders’ deficit:

Current liabilities:
Accounts payable	$1,598	$2,127
Accrued and other current liabilities	4,927	6,511
Deferred revenue, current	9,612	21,395

Total current liabilities	16,137	30,033
Deferred revenue, net of current portion	35,693	78,545
Other long-term liabilities	1,737	1,818

Total liabilities	53,567	110,396

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.001 par value—48,441,667 shares authorized, 38,441,667 shares issued and outstanding (Liquidation value—$48,383) at November 30, 2019 and February 29, 2020, actual; no shares authorized, issued and outstanding, pro forma	48,195	48,195

Stockholders’ deficit:
Common stock, $0.001 par value—65,000,000 shares authorized at November 30, 2019 and February 29, 2020, 10,786,087 and 11,001,182 shares issued and outstanding at November 30, 2019 and February 29, 2020, respectively, actual; shares authorized, 49,442,849 shares issued and outstanding, pro forma	11	11	49
Additional paid-in capital	2,733	2,977	51,134
Accumulated other comprehensive income (loss)	(2)	57	57
Accumulated deficit	(60,456)	(72,847)	(72,847)

Total stockholders’ deficit	(57,714)	(69,802)	$(21,607)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$44,048	$88,789

The accompanying notes are an integral part of these unaudited condensed financial statements.

Nurix Therapeutics, Inc.

Condensed statements of operations (unaudited)

	Three months ended
(in thousands, except share and per share amounts)	February 28, 2019	February 29, 2020
Collaboration revenue (includes related party revenue of $9.2 million and $0 as of February 2019 and 2020, respectively)	$9,234	$2,864

Operating expenses:
Research and development	10,434	12,967
General and administrative	1,670	2,450

Total operating expenses	12,104	15,417

Loss from operations	(2,870)	(12,553)
Interest income	194	173

Loss before provision for income taxes	(2,676)	(12,380)
Provision for income taxes	(9)	(11)

Net loss	$(2,685)	$(12,391)

Net loss per share attributable to common stockholders, basic and diluted	$(0.28)	$(1.18)

Weighted-average number of shares outstanding, basic and diluted	9,431,164	10,524,362

Pro forma net loss per share, basic and diluted		$(0.25)

Pro forma weighted-average number of shares outstanding, basic and diluted		48,966,029

The accompanying notes are an integral part of these unaudited condensed financial statements.

Nurix Therapeutics, Inc.

Condensed statements of comprehensive loss (unaudited)

	Three months ended
(in thousands)	February 28, 2019	February 29, 2020
Net loss	$(2,685)	$(12,391)

Other comprehensive income:
Unrealized gain on available-for-sale investments	5	59

Total comprehensive loss	$(2,680)	$(12,332)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Nurix Therapeutics, Inc.

Condensed statements of redeemable convertible preferred stock and stockholders’ deficit (unaudited)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ deficit
(in thousands, except share amounts)	Shares	Amount	Shares	Amount
Balance at November 30, 2018	38,441,667	$48,195	10,358,040	$10	$1,904	$(4)	$(38,757)	$(36,847)
Exercise of stock options	—	—	47,958	—	7	—	—	7
Vesting of early-exercised stock options	—	—	—	—	53	—	—	53
Stock-based compensation	—	—	—	—	102	—	—	102
Unrealized gain on available-for-sale investments	—	—	—	—	—	5	—	5
Net loss	—	—	—	—	—		(2,685)	(2,685)

Balance at February 28, 2019	38,441,667	$48,195	10,405,998	$10	$2,066	$1	$(41,442)	$(39,365)

Balance at November 30, 2019	38,441,667	$48,195	10,786,087	$11	$2,733	$(2)	$(60,456)	$(57,714)
Exercise of stock options	—	—	217,720	—	37	—	—	37
Repurchase of unvested early exercised stock options	—	—	(2,625)	—	—	—	—	—
Vesting of early-exercised stock options	—	—	—	—	31	—	—	31
Stock-based compensation	—	—	—	—	176	—	—	176
Unrealized gain on available-for-sale investments	—	—	—	—	—	59	—	59
Net loss	—	—	—	—	—	—	(12,391)	(12,391)

Balance at February 29, 2020	38,441,667	$48,195	11,001,182	$11	$2,977	$57	$(72,847)	$(69,802)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Nurix Therapeutics, Inc.

Condensed statements of cash flows (unaudited)

	Three months ended
(in thousands)	February 28, 2019	February 29, 2020

Cash flows from operating activities
Net loss	$(2,685)	$(12,391)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	646	491
Stock-based compensation	102	176
Net amortization (accretion) of premium (discount)	(59)	8
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(368)	(3,676)
Accounts payable	961	298
Deferred revenue	(9,234)	54,635
Accrued and other liabilities	955	1,431

Net cash provided by (used in) operating activities	(9,682)	40,972

Cash flows from investing activities
Purchases of investments	(5,939)	(19,060)
Maturities of investments	5,500	—
Purchases of property and equipment	(160)	(364)

Net cash used in investing activities	(599)	(19,424)

Cash flows from financing activities
Proceeds from exercise of stock options	7	47
Repurchase of unvested early exercised stock-options	—	(1)

Net cash provided by financing activities	7	46

Net increase (decrease) in cash, cash equivalents and restricted cash	(10,274)	21,594
Cash, cash equivalents and restricted cash at the beginning of period	25,761	34,986

Cash, cash equivalents and restricted cash at the end of period	$15,487	$56,580

Supplemental disclosures of noncash investing and financing activities
Additions to property and equipment included in accounts payable and accrued liabilities	$3	$231

Vesting of early exercised stock options	$53	$31

Redeemable convertible preferred stock issuance costs included in accrued liabilities	$—	$166

Deferred offering costs included in accounts payable and accrued liabilities	$—	$90

The accompanying notes are an integral part of these unaudited condensed financial statements.

Nurix Therapeutics, Inc.

Notes to unaudited condensed financial statements

1. The company

Description of business

Nurix Therapeutics, Inc. (the Company) previously known as Nurix, Inc. was incorporated in the state of Delaware on August 27, 2009 and is headquartered in San Francisco, California. The Company is a biopharmaceutical company focused on the discovery, development and commercialization of oral, small molecule therapies designed to modulate cellular protein levels as a novel treatment approach for cancer and immune disorders. Leveraging the Company’s expertise in E3 ligases together with its proprietary DNA-encoded libraries, the Company has built DELigase, an integrated discovery platform to identify and advance novel drug candidates targeting E3 ligases, a broad class of enzymes that can modulate proteins within the cell. The Company’s drug discovery approach is to either harness or inhibit the natural function of E3 ligases within the ubiquitin-proteasome system to selectively decrease or increase cellular protein levels to treat disease.

Liquidity

The Company’s operations have historically been financed through the issuance of common and redeemable convertible preferred stock and proceeds received under the Company’s collaboration and license agreements. Since inception, the Company has generally incurred significant losses and negative net cash flows from operations. During the three months ended February 29, 2020, the Company incurred a net loss of $12.4 million and had positive net cash flows from operating activities of $41.0 million. The Company has an accumulated deficit as of February 29, 2020 of $72.8 million and will require substantial additional capital for research and development activities. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development.

Management believes that its cash, cash equivalents and investments are sufficient to continue operating activities for at least 12 months following the issuance date of these condensed financial statements. Future capital requirements will depend on many factors, including the timing and extent of spending on research and development and payments the Company may receive under its collaboration agreements with Sanofi S.A. (Sanofi) and Gilead Sciences, Inc. (Gilead) or future collaboration agreements, if any. There can be no assurance that, in the event the Company requires additional financing, such financing will be available at terms acceptable to the Company if at all. Failure to generate sufficient cash flows from operations, raise additional capital, and reduce discretionary spending should additional capital not become available could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

See Note 14, “Subsequent events” for the Company’s issuance of Series D redeemable convertible preferred stock in March 2020.

Other risks and uncertainties

The Company is subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, changes in any of the following areas that the Company believes could have a material adverse effect on its future financial position or results of operations: risks related to the successful discovery and development of its product candidates, ability to raise additional capital, development of new technological innovations by its competitors and delay or inability to obtain chemical or biological intermediates from such suppliers required for the synthesis of the Company’s product candidates, including due to the impact of the current COVID-19 pandemic, protection of intellectual property rights, litigation or claims against the Company based on intellectual property rights, and regulatory clearance and market acceptance of the Company’s products.

Moreover, the current COVID-19 pandemic, which is impacting worldwide economic activity, poses the risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The extent to which the COVID-19 pandemic will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The extent to which the COVID-19 pandemic may directly or indirectly impact the Company’s financial statements is highly uncertain and subject to change. Management considered the potential impact of the COVID-19 pandemic on its estimates and assumptions and there was not a material impact to the Company’s condensed financial statements as of and for the three months ended February 29, 2020; however, actual results could differ from those estimates and there may be changes to management’s estimates in future periods.

The Company relies on single source manufacturers and suppliers for the supply of its product candidates. Disruption from these manufacturers or suppliers would have a negative impact on the Company’s business, financial position and results of operations.

2. Summary of significant accounting policies

Basis of presentation

The Company’s condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding interim financial reporting.

Unaudited Interim Condensed Financial Statements

The condensed balance sheet as of February 29, 2020 and the condensed statements of operations, comprehensive loss, cash flows, and redeemable convertible preferred stock and stockholders’ deficit for the three months ended February 28, 2019 and February 29, 2020 are unaudited. Except for the adoption of Topic 606, Revenue from Contracts with Customers, as described in the revenue recognition policy within this same note, the unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the Company’s financial position as of February 29, 2020 and its results for the three months ended February 28, 2019 and February 29, 2020. The financial data and the other financial information disclosed in these notes related to the three months ended February 28, 2019 and February 29, 2020 are also unaudited. The condensed balance sheet as of November 30, 2019, included herein was derived from the audited financial statements as of that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim condensed financial statements. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus. The results of operations for the three months ended February 29, 2020 are not necessarily indicative of the results to be expected for the year ending November 30, 2020, or for any other future annual or interim period.

Segments

The Company operates and manages its business as one reportable and operating segment. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on a company-wide basis for purposes of allocating resources and assessing financial performance.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the useful lives of long-lived assets, the fair value of the Company’s common stock, the measurement of stock-based compensation, accruals for research and development activities, income taxes and revenue recognition. The Company bases its estimates on historical experience and on other relevant assumptions that are reasonable under the circumstances. Actual results could materially differ from those estimates.

Unaudited pro forma financial information

The unaudited pro forma balance sheet information has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as of February 29, 2020 into shares of common stock, on a one-to-one, basis immediately prior to the completion of the Company’s planned initial public offering (IPO).

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to the automatic conversion of all outstanding redeemable convertible preferred stock into shares of common stock on a one-to-one basis as of the beginning of the period or the date of issuance, if later.

The unaudited pro forma information does not include the shares expected to be sold and related proceeds to be received from the completion of the IPO.

Deferred offering costs

The Company capitalizes within other assets certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including the planned IPO, until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the carrying value of redeemable convertible preferred stock or, for issuances of common stock, in stockholder’s deficit as a reduction of additional paid-in capital generated as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. There were no deferred offering costs capitalized as of November 30, 2019. As of February 29, 2020, the Company recorded $166,000 of deferred offering costs related to its Series D redeemable convertible preferred stock financing (see Note 14) and $90,000 of deferred offering costs related to its planned IPO.

Revenue recognition

Prior to December 1, 2019, the Company recognized revenue in accordance with the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) 605, Revenue Recognition. Accordingly, revenue is recognized for each unit of accounting when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

The Company evaluates multiple element arrangements to determine if each deliverable represents a separate unit of accounting based on the following criteria:

•	Delivered item or items have value to the customer on a standalone basis, and

•

If the arrangement includes a general right of return relative to the delivered item or items, delivery or performance of the undelivered item or items is considered probable and substantially in control of the Company.

The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price methodology in accordance with the selling price hierarchy, which includes vendor-specific objective evidence (VSOE) of selling price, if available, or third-party evidence of selling price if VSOE is not available, or the best estimate of selling price, if neither VSOE nor third-party evidence is available. The provisions of ASC 605 are then applied to each unit of accounting to determine the appropriate revenue recognition. In the event that a deliverable of a multiple element arrangement does not represent a separate unit of accounting, primarily because a deliverable does not provide value on a standalone basis, the Company recognizes revenue from the combined unit of accounting using the input/proportional performance approach as research is delivered or on a straight-line basis over the estimated period of performance when there is no discernable pattern of performance.

The Company evaluates potential milestone payments associated with research and development arrangements in accordance with ASC 605-28, Milestone Method. Under the milestone method, the Company may recognize revenue contingent upon the achievement of a milestone in its entirety in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. The Company evaluates each contingent payment on an individual basis to determine whether they are considered substantive milestones, specifically reviewing factors such as the degree of certainty in achieving the milestone, the research and development risk and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. Revenues from milestones, if they are nonrefundable and deemed substantive, are recognized upon achievement of the milestones.

To the extent that non-substantive milestones are achieved and the Company has remaining deliverables, milestone payments are deferred and recognized as revenue over the estimated remaining performance period using the appropriate measure of progress as determined for each agreement. The Company recognizes revenue associated with the non-substantive milestones upon achievement of the milestone if the Company has no remaining deliverables. During the years ended November 30, 2018 and 2019, no milestone payments were received, no milestone revenues were recognized and no milestones were considered substantive.

Effective December 1, 2019, the Company adopted Topic 606, Revenue from Contracts with Customers using the modified retrospective method, which was only applied to contracts that were not completed as of the adoption date. As of the adoption date, the Gilead Agreement was the only contract not completed. Under Topic 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

(i) identify the contract(s) with a customer;

(ii) identify the performance obligations in the contract;

(iii) determine the transaction price;

(iv) allocate the transaction price to the performance obligations in the contract; and

(v) recognize revenue when (or as) the Company satisfies a performance obligation.

At contract inception, the Company assesses the goods or services promised within each contract, whether each promised good or service is distinct, and determines those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied.

The Company enters into collaboration agreements under which it may obtain upfront payments, milestone payments, royalty payments and other fees. Promises under these arrangements may include research licenses, research services, including selection campaign research services for certain replacement targets, the obligation to share information during the research and the participation of alliance managers and in joint research committees, joint patent committees and joint steering committees. The Company assesses these promises within the context of the agreements to determine the performance obligations.

Research and collaboration licenses: If a license is determined to be distinct from the other promises identified in the arrangement, the Company recognizes revenue from upfront payments allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring proportional performance for purposes of recognizing revenue from non-refundable, upfront payments. The Company evaluates the measure of proportional performance each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments: At the inception of each arrangement that includes research, development, or regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price. The Company uses the most likely amount method for research, development and regulatory milestone payments. Under the most likely amount method, an entity considers the single most likely amount in a range of possible consideration amounts. If it is probable that a significant revenue reversal would not occur, the associated milestone amount is included in the transaction price.

Sales-based milestones and royalties: For arrangements that include sales-based milestone or royalty payments based on the level of sales, and in which the license is deemed to be the predominant item to which the sales-based milestone or royalties relate to, the Company recognizes revenue in the period in which the sales-based milestone is achieved and in the period in which the sales associated with the royalty occur. To date, the Company has not recognized any sales-based milestone or royalty revenue resulting from its collaboration arrangements.

Customer options: Customer options, such as options granted to allow a licensee to extend a license or research term, to select additional research targets or to choose to research, develop and commercialize licensed compounds are evaluated at contract inception to determine whether those options provide a material right (i.e., an optional good or service offered for free or at a discount) to the customer. If the customer options represent a material right, the material right is treated as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the standalone selling price. As a practical alternative to estimating the standalone selling price of a material right when the underlying goods or services are both (i) similar to the original goods or services in the contract and (ii) provided in accordance with the terms of the original contract, the Company allocates the total amount of consideration expected to be received from the customer to the total goods or services expected to be provided to the customer. Amounts allocated to any material right are recognized as revenue when or as the related future goods or services are transferred or when the option expires.

Deferred revenue, which is a contract liability, represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of deferred revenue represents the amount to be recognized within one year from the condensed balance sheet date based on the estimated performance period of the underlying performance obligation. The noncurrent portion of deferred revenue represents amounts to be recognized after one year through the end of the performance period of the performance obligation.

All revenue was derived from customers located in the United States during the three months ended February 28, 2019 and February 29, 2020.

Research and development

The Company expenses all research and development costs as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, preclinical studies, compound manufacturing costs, consulting costs and allocated overhead, including rent, equipment, depreciation and utilities.

The Company records accrued expenses for estimated costs of research and development activities conducted by third-party service providers, which include preclinical studies and clinical trials and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and includes these costs in accrued expenses and other current liabilities on the condensed balance sheets.

The Company estimates the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. The Company makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, the Company adjusts its accrued estimates. The Company’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. The Company records advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method, which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The Company estimates the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividend yield. The Company uses the straight-line method to allocate compensation cost to reporting periods over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Subsequent to the adoption of ASU 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting as of

December 1, 2019, stock-based compensation expense for non-employee stock-based awards is also measured based on the grant date fair value with the estimated fair value expensed over the period for which the non-employee is required to provide service in exchange for the award.

Fair value of common stock

The absence of an active market for the Company’s common stock requires the Company’s board of directors to determine the fair value of its common stock for purposes of granting stock options. The fair value of the Company’s common stock is determined by the Company’s board of directors with assistance from management and an independent third-party valuation firm. Management’s approach to estimating the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgement and management considers several factors, including important developments in the Company’s operations, valuations performed by an independent third party, sales of preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, probabilities and the expected time horizon associated with potential exit events and the lack of liquidity of our common stock, among other factors.

Restricted cash

The Company had $170,000 of restricted cash recorded as a non-current asset as of November 30, 2019 and February 29, 2020. Restricted cash consisted of $100,000 that serves as collateral for a business credit card account and $70,000 for a letter of credit required under a facility operating lease executed in 2014. These balances are included within the cash, cash equivalents and restricted cash balance on the accompanying condensed statements of cash flows.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents and investments. The Company’s investments consist of debt securities issued by highly rated corporate entities or the U.S. government. The Company’s exposure to any individual corporate entity is limited by policy. Deposits may, at times, exceed federally insured limits, but minimal credit risk exists. The Company invests its cash equivalents in highly rated money market funds. The Company has not experienced any credit losses on its deposits of cash and cash equivalents.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, which consist primarily of money market funds, are stated at fair value.

Cash and cash equivalents and restricted cash as reported within the condensed statements of cash flows as of November 30, 2018 and 2019 and February 28, 2019 and February 29, 2020 consisted of the following:

	November 30,		February 29,
(in thousands)	2018	2019	2019	2020
Cash and cash equivalents	$25,591	$34,816	$15,317	$56,410
Restricted cash	170	170	170	170

Cash, cash equivalents and restricted cash	$25,761	$34,986	$15,487	$56,580

Investments

Investments consist of money market funds, U.S. Treasuries, corporate debt securities, U.S. government agency securities, corporate commercial paper and municipal securities. All of the Company’s investments are classified as available-for-sale and carried at estimated fair values and reported in cash equivalents, short-term investments or long-term investments. Management determines the appropriate classification of the investments at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments with contractual maturities greater than 12 months are considered long-term investments.

Unrealized gains and losses on available-for-sale investments are reported in accumulated other comprehensive loss as a separate component of stockholders’ deficit. Investments are regularly reviewed for other-than-temporary declines in fair value. The review includes the consideration of the cause of the impairment, including the creditworthiness of the security issuers, the number of investments in an unrealized loss position, the severity and duration of the unrealized losses, and whether it is more likely than not that the Company will be required to sell the investments before the recovery of their amortized cost basis. The cost of investments sold is based on the specific identification method.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, including cash equivalents, investments, accounts payable and accrued liabilities included in the Company’s condensed financial statements approximate their fair value due to short maturities or the nature of the financial instruments.

Recent accounting pronouncements

The Company is an “emerging growth company” (EGC), as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these condensed financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of the public company effective dates.

Adopted recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has subsequently issued a number of amendments to Topic 606. As amended, Topic 606 provides a single comprehensive model to be used in the accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. Topic 606 also requires entities to disclose both qualitative and quantitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. The Company adopted Topic 606 as of December 1, 2019 using the modified retrospective method, which was only applied to contracts that were not completed as of the adoption date. As of the adoption date, the Gilead Agreement was the only contract not completed. The Company did not elect to use any of the practical expedients permitted related to adoption. The adoption of Topic 606 did not result in a cumulative adjustment to the accumulated deficit as it did not change the timing and pattern of revenue recognition for the Gilead

Agreement. For the three months ended February 29, 2020, there would have been no difference between the revenue recognized under Topic 606 and the revenue recognized under ASC 605 for the Gilead Agreement. The adoption of Topic 606 did not have a material impact on the Company’s condensed financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (ASU 2018-07), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of Topic 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). ASU 2018-07 is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company adopted ASU 2018-07 as of December 1, 2019. The adoption did not have a material impact on the Company’s condensed financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of lease payments, in its balance sheet. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply. ASU 2016-02 is effective for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectibility. ASU 2016-13 also eliminates the concept of “other-than-temporary” impairment when evaluating available-for-sale debt investments and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt investments rather than an other-than-temporary impairment that reduces the cost basis of the investment. ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is not permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which modifies the disclosure requirements on fair value measurements by removing the requirement to disclose amounts of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation process for Level 3 fair value measurements, among other modifications to fair value measurement disclosure requirements. ASU 2018-13 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (ASU 2018-18). ASU 2018-18 clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. ASU 2018-18 is effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. ASU 2018-18 requires retrospective adoption to the date the Company adopted Topic 606 by recognizing a cumulative-effect adjustment to the opening balance of retained earnings of the earliest annual period presented. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements.

3. Collaboration agreements

Celgene (a related party)

In September 2015, the Company entered into a collaboration agreement with Celgene Corporation (the Celgene Agreement and Celgene, respectively) (which was later acquired by Bristol-Myers Squibb Company (BMS) in November 2019) with an initial research term of four years for the discovery, development and commercialization of novel small molecule therapeutics in oncology, inflammation and immunology.

Under the terms of the Celgene Agreement, the Company received an upfront payment of $150.0 million in September 2015. In addition, in September 2015, Celgene purchased 4,866,667 shares of Series C redeemable convertible preferred stock at a price of $3.50 per share, resulting in net proceeds of $17.0 million. As of November 30, 2019, BMS holds approximately 10% of total shares outstanding on an as-converted basis.

In January 2019, Celgene and BMS entered into a definitive merger agreement pursuant to which Celgene agreed to be acquired by BMS. Based on the Company’s request for notification of the future disposition of the agreement, in June 2019, Celgene notified the Company that it was terminating the Celgene Agreement. Upon termination of the Celgene Agreement in June 2019, any rights that Celgene had under the agreement reverted to the Company and no termination payments were due or payable. The Company determined it had no remaining deliverables to be performed under the Celgene Agreement and as a result recognized all remaining deferred revenue in June 2019.

For the three months ended February 28, 2019 and February 29, 2020, the Company recognized $9.2 million and $0, respectively, as collaboration revenue related to the Celgene Agreement in its statement of operations. As of February 28, 2019 and February 29, 2020, $19.2 million and $0, respectively, was recorded as deferred revenue on the condensed balance sheet.

Gilead

In June 2019, the Company entered into a global strategic collaboration agreement with Gilead, which was amended in August 2019 (the Gilead Agreement), to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with cancer and other challenging diseases using the Company’s DELigase platform to identify novel agents that utilize E3 ligases to induce degradation of five specified drug targets.

Under the Gilead Agreement, Gilead has the option to license drug candidates directed to up to five targets resulting from the collaboration and is responsible for the clinical development and commercialization of product candidates resulting from the collaboration. The Company retains the option to co-develop and co-promote, under a profit share structure, up to two product candidates in the United States, provided that the Company may only exercise such option once per licensed product and Gilead retains the right to veto the Company’s option selection for any one product candidate of its choice. The collaboration excludes the Company’s current internal protein degradation programs for which the Company will retain all rights, and also excludes the Company’s future internal programs, provided that the Company has distinguished future programs as excluded from the scope of the collaboration.

Over time, Gilead may elect to replace the initial drug targets with other drug targets. For drug targets that are subject to the collaboration, the Company is obligated to use commercially reasonable efforts to undertake a research program in accordance with a research plan agreed to by the parties and established on a target-by-target basis. The Company has primary responsibility under the agreement for performing preclinical research activities (including target validation, drug discovery, identification or synthesis) pursuant to a research plan. Each party will bear its own costs in the conduct of research activities. Gilead will be responsible for any development, commercialization and manufacturing activities, unless the Company exercises its co-development and co-promotion option. For those programs that the Company exercises its option to co-develop and co-promote, the Company and Gilead will split U.S. development costs as well as U.S. profits and losses evenly, and the Company will be eligible to receive royalties on net ex-U.S. sales and reduced milestone payments.

Upon signing the Gilead Agreement, Gilead agreed to pay the Company an upfront payment of $45.0 million plus $3.0 million in additional fees, and the Company is eligible to receive up to approximately $2.3 billion in total additional payments, including up to $700.0 million upon the achievement of specified development milestones, up to $1.5 billion upon the achievement of specified sales milestones, subject to reduction for any product for which the Company exercises its option to co-develop and co-promote, and up to $145.8 million in certain additional fees related to target licensing, reservation and selection and research term extensions. In addition, the Company is eligible to receive tiered royalties from mid-single digit to low tens percentages on annual net sales from any commercial products directed to the optioned collaboration targets, subject to certain reductions and excluding sales in the United States of any products for which the Company exercises its option to co-develop and co-promote, for which the Company and Gilead share profits and losses evenly. In June 2019, the Company received the $45.0 million upfront payment and $3.0 million in additional fees. In February 2020, the Company achieved a research milestone, resulting in a $2.5 million payment, which was received by the Company in April 2020.

Subject to earlier expiration in certain circumstances, the Gilead Agreement expires on a licensed product-by-licensed product and country-by-country basis upon the later of (1) the expiration of the last to expire patent with a valid claim covering the applicable licensed product in the applicable country, (2) the expiration of any regulatory exclusivity for the applicable licensed product in the applicable country or (3) ten years after the first commercial sale of the applicable licensed product in the applicable country covered by the Gilead Agreement, provided that the term for any profit-shared licensed product in the United States will expire upon the expiration or termination of the applicable profit-share term as set forth in an applicable profit-share agreement to be negotiated upon the Company’s exercise of its option to co-develop and co-promote such licensed product. If Gilead does not exercise an option to license a drug candidate, then the Gilead Agreement will terminate at the end of the last to expire option period.

The Company identified the following promises in the Gilead Agreement: (1) the research licenses, (2) the research services, including selection campaign research services for certain replacement targets and (3) the obligation to share information during the research and to participate in the joint research committee and joint steering committee. The Company determined that the research licenses are not capable of being distinct due to the specialized nature of the research services to be provided by the Company, and, accordingly, this promise was combined with the research services and participation in the joint research committee as one single performance obligation. The Company concluded that, at the inception of the Gilead Agreement, Gilead’s options to obtain an exclusive development, manufacturing and commercialization license for each collaboration target, to extend the five-year research term and to perform selection campaign research services for certain replacement targets do not represent material rights and are not considered performance obligations because they do not contain a significant and incremental discount. The Company concluded that Gilead’s target reservation right is not a performance obligation as it does not require any specific action from the Company and it is rather an exclusivity right and an attribute of other performance obligations in the Gilead Agreement, such as the research licenses.

In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. Certain milestones and additional fees were considered variable consideration, which were not included in the transaction price based on the most likely amount method as of February 29, 2020. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur. The Company determined that the transaction price at the inception of the Gilead Agreement consists of the upfront payment of $45.0 million and $3.0 million in additional fees. In February 2019, upon the achievement of a research milestone, $2.5 million in variable consideration was included as part of the transaction price as of February 29, 2020, and the cumulative effect was recorded as revenue in the current period. The transaction price is recognized as collaboration revenue using the cost-based input method over the estimated contract term of five years. The contract term was determined to be the five-year initial research term which represents the estimated timing of completion of the identified deliverables. Additionally, the Company considered the impact of Gilead terminating the agreement prior to the completion of the research services during the initial five-year research term and determined that there were significant economic costs to Gilead for doing so, and as such, did not adjust the contract term.

Using the cost-based input method, which the Company determined most faithfully depicts the transfer of its performance obligations to Gilead, the Company recognizes revenue based on actual costs incurred as a percentage of total estimated costs as the Company completes its performance obligations. The cumulative effect of revisions to estimated costs to complete the Company’s performance obligations will be recorded in the period in which changes are identified and amounts can be reasonably estimated. These actual costs consist primarily of internal FTE efforts and third party contract costs related to the Gilead Agreement.

For the three months ended February 29, 2020, the Company recognized collaboration revenue related to the Gilead Agreement of $2.4 million, of which $2.2 million was included in deferred revenue as of November 30, 2019, and $0.2 million was related to performance obligations satisfied in previous periods. As of February 29, 2020, $45.3 million was recorded as deferred revenue, of which $9.4 million was current, on the condensed balance sheet related to the Gilead Agreement.

Sanofi

In December 2019, the Company entered into the Sanofi Agreement, which became effective in January 2020, to discover, develop and commercialize a pipeline of targeted protein degradation drugs for patients with challenging diseases in multiple therapeutic areas using the Company’s DELigase platform to identify small molecules designed to induce degradation of three specified initial drug targets, with an option by Sanofi to expand to a total of five targets. Over time and subject to certain limitations, Sanofi may elect to replace the drug targets with other reserved targets.

Under the Sanofi Agreement, Sanofi has exclusive rights and is responsible for the clinical development, commercialization and manufacture of product candidates resulting from the collaboration while the Company retains the option to co-develop, co-promote and co-commercialize up to two targets, one of which must be selected from a list of targets designated at the execution of the Sanofi Agreement and one of which must be selected from targets identified by Sanofi in the future. The Company’s right to exercise its option to co-develop, co-promote and co-commercialize a given target is dependent on its ability to demonstrate, within a given timeframe, that it has sufficient cash resources and personnel to commercialize the product. The collaboration excludes the Company’s current internal protein degradation programs for which it retains all rights, and also excludes future internal programs, provided that the Company distinguished future programs as excluded from the scope of the collaboration.

For drug targets that are subject to the collaboration, the Company has primary responsibility for conducting preclinical research activities (including target validation, drug discovery, identification or synthesis) in accordance with the applicable research plan agreed to by the parties and established on a target-by-target basis. The Company is obligated to use commercially reasonable efforts to identify relevant target binders and Chimeric Targeting Molecules in order to identify development candidates. Subject to certain exceptions, each party will bear its own costs in the conduct of such research. Sanofi will be responsible for any development and commercialization activities, unless the Company exercises its co-development and co-promotion option. For those programs that the Company exercises its option to co-develop, co-promote and co-commercialize, the Company will be responsible for a portion of the U.S. development costs, and the parties will split U.S. profits and losses evenly and the Company will be eligible to receive royalties on ex-U.S. net sales and reduced milestone payments on such optioned products.

Upon signing the Sanofi Agreement, Sanofi agreed to pay an upfront payment of $55.0 million, which was received in January 2020, and the Company is eligible to receive additional payments if Sanofi exercises its option to expand the number of targets beyond the initial targets included in the collaboration or exercises an option to extend the license term with respect to a particular target. In addition, the Company is eligible to receive up to approximately $2.5 billion in total payments, including payments of up to $500.0 million upon the achievement of specified development milestones, up to $625.0 million upon the achievement of specified regulatory milestones and up to $1.3 billion upon the achievement of certain sales milestones, as well as up to $170.1 million in certain additional fees related to target licensing and reservation. In addition, the Company is eligible to receive tiered royalties ranging from mid-single digit to low teen percentages on annual net sales of any commercial products that may result from the collaboration, subject to certain reductions and excluding sales in the United States of any products for which the Company exercises its option to co-develop and co-promote, for which the parties share profits and losses evenly.

The Company identified the following promises in the Sanofi Agreement: (1) the research licenses, (2) the research services, (3) the obligation to share information during the research term and (4) the participation of alliance managers in the joint research committee and joint patent committee. The Company determined that the research licenses are not capable of being distinct due to the specialized nature of the research services to be provided by the Company, and, accordingly, this promise was combined with the research services as one single performance obligation. The Company also determined that Sanofi’s exclusive right to add up to two additional targets constitutes a material right as it represents a significant and incremental discount that Sanofi would not have received without entering into the Sanofi Agreement. The option to extend the license term does not represent a material right because it does not contain a significant and incremental discount

In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. Milestone and additional fees were considered variable consideration, which were not included in the transaction price based on the most likely amount method as of February 29, 2020. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur. The Company determined that the transaction price consists of the upfront payment of $55.0 million at the inception of the Sanofi Agreement and as of February 29, 2020. To account for the material right related to the two additional targets, instead of determining the standalone selling price for the option directly, the Company applied the practical alternative to allocating the transaction price by determining the consideration that it expects to receive in exchange for the research activities that it expects to provide on the two additional targets for a total of five targets. The practical alternative can be applied as the research activities for the two additional targets are similar to the research activities for the initial three targets. Consequently, for the purpose of applying the practical alternative to estimating the standalone selling price of the material right, an expected consideration of $77.0 million was used for revenue recognition allocation, which represents the $55.0 million paid upfront for the three initial drug targets, and the $22.0 million for the additional consideration related to two additional targets which was included as part of applying the practical alternative, but for which the option has not been exercised. Revenue is recognized over the research term of four years, the contractual initial research period, using the cost-based input method, which the Company determined most faithfully depicts the transfer of its performance obligations to Sanofi, based on actual costs incurred as a percentage of total estimated costs as the Company completes its performance obligations. The cumulative effect of revisions to estimated costs to complete the Company’s performance obligations will be recorded in the period in which changes are identified and amounts can be reasonably estimated. These actual costs consist primarily of internal FTE efforts and third party contract costs related to the Sanofi Agreement.

For the three months ended February 29, 2020, the Company recognized collaboration revenue related to the Sanofi Agreement of $0.4 million. As of February 29, 2020, $54.6 million was recorded as deferred revenue, of which $12.0 million was current, on the condensed balance sheet related to the Sanofi Agreement.

4. Condensed balance sheet components

Property and equipment, net

Property and equipment, net, consisted of the following:

(in thousands)	November 30, 2019	February 29, 2020
Laboratory equipment	$10,821	$10,990
Leasehold improvements	2,483	2,557
Computer equipment	654	708
Furniture and fixtures	478	486
Software	282	292
Internal-use software	156	436

	14,874	15,469
Less: Accumulated depreciation and amortization	(11,003)	(11,494)

	$3,871	$3,975

Depreciation and amortization expense for the three months ended February 28, 2019 and February 29, 2020 was $0.6 million and $0.5 million, respectively. All long-lived assets are maintained in the United States.

Accrued and other current liabilities

Accrued and other current liabilities consisted of the following:

(in thousands)	November 30, 2019	February 29, 2020
Accrued compensation	$3,751	$4,736
Accrued contract research and lab supplies	322	810
Accrued professional services	512	683
Accrued use, franchise, gross receipts, and property taxes	33	38
Other	309	244

	$4,927	$6,511

5. Fair value measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1—Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3—Inputs that are unobservable.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

The following tables presents the Company’s financial assets, which consist of cash equivalents and investments classified as available-for-sale investments, that are measured at fair value on a recurring basis as of November 30, 2019 and February 29, 2020:

November 30, 2019	Level	Amortized cost	Net unrealized loss	Estimated fair value
		(in thousands)
Money market funds	Level 1	$23,834	$—	$23,834
U.S. treasury securities	Level 1	10,982	—	10,982
Corporate debt securities	Level 2	1,503	(1)	1,502
U.S. government agency securities	Level 2	1,402	—	1,402
Long-term investments:
Corporate debt securities	Level 2	507	(1)	506

Total		$38,228	$(2)	$38,226

February 29, 2020	Level	Amortized cost	Net unrealized gain	Estimated fair value
		(in thousands)
Money market funds	Level 1	$55,910	$—	$55,910
U.S. treasury securities	Level 1	9,015	15	9,030
Corporate debt securities	Level 2	2,524	4	2,528
U.S. government agency securities	Level 2	3,875	4	3,879
Long-term investments:
U.S. treasury securities	Level 1	2,022	12	2,034
Corporate debt securities	Level 2	1,507	4	1,511
U.S. government agency securities	Level 2	3,046	12	3,058
Municipal securities	Level 2	975	6	981

Total		$78,874	$57	$78,931

The Company classifies its money market funds and U.S. treasury securities, which are valued based on quoted market prices in active markets with no valuation adjustment, as Level 1 assets within the fair value hierarchy.

The Company classifies its investments in corporate debt securities, U.S. government agency securities, corporate commercial paper, and municipal securities as Level 2 assets within the fair value hierarchy. The fair values of these investments are estimated by taking into consideration valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income- and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads, benchmark securities, prepayment/default projections based on historical data and other observable inputs. There were no transfers of financial instruments between valuation levels during the three months ended February 28, 2019 and February 29, 2020.

As of November 30, 2019 and February 29, 2020, none of the Company’s available-for-sale investments that were in an unrealized loss position had been in an unrealized loss position for more than 12 months. During the three months ended February 28, 2019 and February 29, 2020, the Company did not sell any available-for-sale investments.

The Company’s short-term investments had maturities of less than one year from the respective condensed balance sheet dates. The Company’s long-term investments had maturities of between one and two years from the respective condensed balance sheet dates.

6. Commitments and contingencies

Legal proceedings

From time to time, the Company may be involved in legal proceedings in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses the need to record a liability for litigation and legal claims. As of February 29, 2020, the Company had no pending or threatened litigation.

Indemnifications

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with its partners, suppliers and vendors, among others. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement or other claims made against such parties. These provisions may limit the time within which an indemnification claim can be made. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. The Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these condensed financial statements as it believes such liability is immaterial.

In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s condensed financial statements. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not specified in the agreements, however, the Company currently has directors’ and officers’ insurance that reduces its exposure and enables the Company to recover a portion of any future amounts paid.

Operating leases

The Company leases office and laboratory facilities in San Francisco, California under a lease agreement. The original lease term was scheduled to end 60 months following the Company’s full occupancy of the leased premises, which occurred in April 2015. In October 2015, the Company entered into a second lease agreement for additional space in the same building as its existing office and laboratory facilities. In November 2017, the Company entered into an amendment to its original lease agreement that combined the Company’s two leases into a single lease agreement and extended the term of the lease agreement through April 30, 2025. The Company is required to pay base rent plus the tenant’s proportionate share of operating expenses as defined in the lease agreement. Under the terms of the lease agreement, the Company paid the landlord security deposits totaling $91,000 and issued a letter of credit to the landlord in the amount of $70,000, which is collateralized by a restricted deposit of $70,000.

In December 2015, the Company entered into its first sublease agreement under which a portion of the Company’s leased space is subleased to another tenant. The term of the sublease, which was originally scheduled to end on December 31, 2017, was extended through December 31, 2018 as the result of an amendment executed in November 2017. The sublessee defaulted on this sublease agreement in August 2018, upon which a new creditor negotiated a second amendment to sublease dated October 2018 and the sublease agreement became a month to month agreement that ended in February 2019. The Company entered into its second sublease agreement with a different tenant in November 2018, which was subsequently amended in March 2019 to increase the size of the space. The term of the second sublease ended in August 2019.

Rent expense and sublease income was as follows:

	Three months ended
	February 28, 2019	February 29, 2020
	(in thousands)
Rent expense under operating leases	$732	$731
Sublease income	(178)	—

Net rent expense	$554	$731

Future minimum lease payments under the Company’s lease agreement as of February 29, 2020 were as follows:

Year ending November 30,	Operating Leases
(in thousands)
2020 (remaining 9 months)	$2,333
2021	3,240
2022	3,337
2023	3,438
2024	3,541
Thereafter	1,493

Total minimum lease payments	$17,382

7. Common stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue up to 65,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends when and if declared by the Company’s board of directors, subject to the prior rights of the preferred stockholders. The holder of each share of common stock is entitled to one vote. The common stockholders voting as a class are entitled to elect one member to the Company’s board of directors (the Common Director). As of February 29, 2020, no dividends have been declared.

At February 29, 2020, the Company had reserved shares of common stock (on an as-if converted basis) for future issuance as follows:

Conversion of Series A-1 Preferred Stock	1,800,000
Conversion of Series A-2 Preferred Stock	6,625,000
Conversion of Series B Preferred Stock	25,150,000
Conversion of authorized but not issued Series B Preferred Stock	10,000,000
Conversion of Series C Preferred Stock	4,866,667
Issuance of options under stock option plan	7,894,692
Shares available for future stock option grants	368,384

Total common stock reserved for future issuance	56,704,743

8. Redeemable convertible preferred stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 48,441,667 shares of redeemable convertible preferred stock with a par value of $0.001 per share. Designated and outstanding redeemable convertible preferred stock and its principal terms were as follows at November 30, 2019 and February 29, 2020:

(in thousands, except share amounts)	Shares authorized	Shares issued and outstanding	Liquidation value	Net carrying value
Series A-1	1,800,000	1,800,000	$900	$892
Series A-2	6,625,000	6,625,000	5,300	5,209
Series B	35,150,000	25,150,000	25,150	25,100
Series C	4,866,667	4,866,667	17,033	16,994

	48,441,667	38,441,667	$48,383	$48,195

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Voting

The holder of each share of Series A-1, A-2, B, and C redeemable convertible preferred stock (together Preferred Stock) has a number of votes equal to the number of shares of common stock into which it is convertible and, with respect to such vote, such holder has voting rights and powers equal to those of the holders of common stock. The holders of Preferred Stock, voting together as a separate class, are entitled to elect three members to the Company’s board of directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-converted to common stock basis, are entitled to elect all other directors of the Company, except for the Common Director.

Dividends

The holders of shares of Series A-1, A-2, B, and C redeemable convertible preferred stock are entitled to receive dividends when, as and if declared by the board of directors, at an annual rate of 8% of the original issue price of $0.50, $0.80, $1.00, and $3.50 per share, respectively. Dividends on Preferred Stock shall be payable in preference to and prior to any payment of any dividend on common stock. Dividends are noncumulative, and no cash dividends have been declared as of February 29, 2020.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, into such number of shares of common stock determined by dividing the original issue price by the conversion price. The initial conversion price is equal to the original issue price, which is $0.50 per share of Series A-1 redeemable convertible preferred stock, $0.80 per share of Series A-2 redeemable convertible preferred stock, $1.00 per share of Series B redeemable convertible preferred stock, and $3.50 per share of Series C redeemable convertible preferred stock. The conversion price is subject to adjustment for stock splits, distributions, dividends, noncash distributions, share purchase rights, capital reorganization and certain antidilution provisions contained in the Company’s Certificate of Incorporation, as amended. Each share of Series A-1, A-2, and B redeemable convertible preferred stock (the Prior Preferred) shall automatically be converted into common stock upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering in which the per share price is at least $3.00 and the aggregate gross proceeds to the Company are not less than $40,000,000 or (ii) upon the affirmative election of the holders of at least two-thirds of the outstanding shares of Prior Preferred stock voting together as a single class. Each share of Series C redeemable convertible preferred stock shall automatically be converted into common stock upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering in which the aggregate gross proceeds to the Company are not less than $40,000,000 or (ii) upon the affirmative election of the majority of the outstanding shares of the Series C redeemable convertible preferred stock. Each series of redeemable convertible preferred stock converts on a one-for-one basis as of February 29, 2020.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary including a merger, reorganization, consolidation, acquisition or sale of substantially all of the assets of the Company, or any other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock, an amount per share equal to the greater of (i) the original issue price plus all declared and unpaid dividends on such shares or (ii) such amount as would have been payable had all shares of Preferred Stock been converted into common stock immediately prior to the liquidation event. If the assets of the Company are insufficient to permit payments of the full amounts described above, then the assets shall be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. After payment to the holders of Preferred Stock of the full amounts they are entitled to receive, the entire remaining assets of the Company shall be distributed ratably among the holders of common stock.

Redemption and balance sheet classification

The redeemable convertible preferred stock is recorded in mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the preferred stockholders upon the occurrence of a deemed liquidation event that is considered not solely within the Company’s control.

9. Stock-based compensation

2012 Equity Incentive Plan

In April 2012, the Company’s board of directors approved, and the Company adopted the 2012 Equity Incentive Plan (the 2012 Plan). The 2012 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, and restricted stock units to employees, consultants and advisors of the Company. Options granted under the 2012 Plan may be either incentive stock options (ISOs) or nonqualified stock options. ISOs may be granted only to Company employees, including officers and directors who are also employees. Nonqualified stock options may be granted to Company employees, consultants and advisors. As of November 30, 2019 and February 29, 2020, the Company had reserved 17,414,258 and 18,914,258 shares of common stock, respectively, for issuance under the 2012 Plan.

Options under the 2012 Plan may be granted for periods of up to 10 years and at prices based upon the estimated fair value of the shares on the date of grant as determined by the Company’s board of directors, provided, however, that (i) the exercise price of an option shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, and (iii) the term of an ISO granted to a greater than 10% stockholder shall not exceed five years. Options granted generally vest over four years. Shares issued under the 2012 Plan may, but need not, be exercisable immediately, but are subject to a right of repurchase by the Company of any unvested shares.

Activity under the 2012 Plan is set forth below:

	Shares available for grant	Number of options outstanding	Weighted- average exercise price

Balances at November 30, 2019	1,236,613	5,741,558	$0.49
Additional shares authorized	1,500,000	—
Options granted	(2,392,730)	2,392,730	2.18
Options exercised	—	(217,720)	0.22
Options forfeited	21,876	(21,876)	0.55
Shares repurchased	2,625	—

Balances at February 29, 2020	368,384	7,894,692	1.01

The following table sets forth stock-based compensation expense included in the Company’s statements of operations:

	Three months ended
(in thousands)	February 28, 2019	February 29, 2020
Research and development	$70	$96
General and administrative	32	80

Total stock-based compensation	$102	$176

Stock-based compensation expense related to stock options granted to non-employees is not material for the three months ended February 28, 2019 and February 29, 2020.

10. Defined contribution plan

The Company sponsors a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan), which provides for the Company to make discretionary matching or discretionary annual contributions to the 401(k) Plan, for its employees. Substantially all of the Company’s employees are eligible to participate. Employees may contribute a percentage of their annual compensation to the plan, subject to statutory limitations. The Company made contributions to the 401(k) Plan during the three months ended February 28, 2019 and February 29, 2020. The Company recorded contribution expenses of $0.1 million and $0.1 million during the three months ended February 28, 2019 and February 29, 2020, respectively.

11. Income Taxes

For the three months ended February 28, 2019 and February 29, 2020, the Company recorded a current tax expense of $9,000 and $11,000, respectively, primarily due to interest accrued for unrecognized tax benefits. Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the deferred tax assets is dependent upon future taxable income, the amount, if any, and timing of which are uncertain. The Company had generated net operating losses (NOLs) since inception, and has established a valuation allowance to offset deferred tax assets as of November 30, 2019 and February 29, 2020 due to the uncertainty of realizing future tax benefits from its NOL carryforwards and other deferred tax assets.

The Company has recorded a liability related to uncertain tax positions in the financial statements. The Company believes that it is reasonably possible that unrecognized income tax benefits will decrease by $0.8 million within the next twelve months as a result of audit settlements with the Internal Revenue Service (IRS). The Company has unrecognized tax benefits of $2.9 million and $3.5 million as of November 30, 2019 and February 29, 2020, respectively, some of which is offset by a full valuation allowance. Included in the balance of unrecognized tax benefits as of November 30, 2019 and February 29, 2020 are $1.0 million of tax benefits that, if recognized, would affect the effective tax rate. The Company files income tax returns in the United States and in the states of California and New Jersey. The Service commenced an examination of the Company’s U.S. income tax return for the year ended December 31, 2016 in the first quarter of 2018 that is anticipated to be completed in 2021. As of the issuance date of these financials, the IRS has given the Company a proposed adjustment denying a portion of the Company’s research and development credits. The Company does not agree with the IRS’s position and intends to appeal the IRS’s assessment. However, pursuant to a measurement analysis, the Company booked an unrecognized tax benefit liability related to the 2016 and 2017 research and development credits. Additionally, the California Franchise Tax Board (the FTB) initiated an examination of the Company’s California tax return for the years ended December 31, 2015 and 2016. As of the issuance date, the FTB has not yet issued any assessments. All of the Company’s tax years will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss or credits.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law. Included in the CARES Act are provisions that modify the rules relating to the use of NOLs. Specifically, losses generated in taxable years beginning before January 1, 2021 and ending after December 31, 2017 may be carried back to offset taxable income in prior years. See Note 14 “Subsequent Events” for additional discussion over the CARES Act.

12. Net loss per share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders, which excludes shares which are legally outstanding, but subject to repurchase by the Company:

	Three months ended
(in thousands, except share and per share data)	February 28, 2019	February 29, 2020

Numerator:
Net loss	$(2,685)	$(12,391)

Denominator:
Weighted-average number of shares outstanding, basic and diluted	9,431,164	10,524,362

Net loss per share attributable to common stockholders, basic and diluted	$(0.28)	$(1.18)

The following potentially dilutive securities were excluded from the computation of the diluted net loss per share of common stock for the periods presented because their effect would have been anti-dilutive:

	Three months ended
	February 28, 2019	February 29, 2020
Redeemable convertible preferred stock on an as-converted basis	38,441,667	38,441,667
Options to purchase common stock	3,925,309	7,894,692
Options early exercised subject to vesting	843,103	345,644

Total	43,210,079	46,682,003

Unaudited pro forma net loss per share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share:

(in thousands, except share and per share data)	Three months ended February 29, 2020

Numerator:
Net loss	$(12,391)

Denominator:
Weighted-average number of shares outstanding, basic and diluted	10,524,362
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock	38,441,667

Pro forma weighted-average number of shares, basic and diluted	48,966,029

Pro forma net loss per share, basic and diluted	$(0.25)

13. Related party transactions

As of November 30, 2019 and February 29, 2020, Celgene owned 4,866,667 shares of the Company’s Series C redeemable convertible preferred stock. For the three months ended February 28, 2019 and February 29, 2020, the Company recorded collaboration revenue of $9.2 million and $0, respectively, and as of November 30, 2019, the Company recorded deferred revenue of $0, related to the Celgene Agreement. In June 2019, the Celgene Agreement was terminated in its entirety with no further payments from Celgene and no remaining deliverables from the Company. See Note 3, “Collaboration agreements—Celgene (a related party)” for a discussion of the Celgene Agreement.

14. Subsequent events

Management has reviewed and evaluated subsequent events from the condensed balance sheet date of February 29, 2020 through the financial statement issuance date of June 10, 2020. The following subsequent events have been identified for disclosure:

In March 2020, the Company issued 28,294,111 shares of Series D redeemable convertible preferred stock at an issuance price of $4.25 per share, resulting in net proceeds of $119.9 million. In connection with the issuance of the Series D redeemable convertible preferred stock, the Company increased the number of shares of common stock authorized under its Certificate of Incorporation, as amended, to 91,900,000 and increased the number of shares of preferred stock authorized under its Certificate of Incorporation, as amended, to 66,735,778, of which 28,294,111 were designated as Series D redeemable convertible preferred stock. The terms of the Series D redeemable convertible preferred stock are generally consistent with the terms of the existing series of redeemable convertible preferred stock. The Series D redeemable convertible preferred stock has a liquidation price per share equal to the original issue price per share, and a dividend rate per share of 8.0% of the original issue price per share.

On March 27, 2020 the CARES Act was signed into law. Included in the CARES Act are provisions that modify the rules relating to the use of NOLs. Specifically, losses generated in taxable years beginning before January 1, 2021 and ending after December 31, 2017 may be carried back to offset taxable income in prior years. Additionally, the CARES Act expands the carryback period to five years for losses generated in certain years. The Company intends to carryback NOLs and file refund claims to recover approximately $19.6 million of income tax the Company paid in 2016. The tax benefit for these refund claims is not reflected in these condensed financial statements.

In March, May and June 2020, the Board of Directors authorized the grant of options to purchase a total of 1,835,180 shares of common stock to management and employees at a weighted average exercise price of $3.13 per share.

                 shares

Common stock

Prospectus

J.P. Morgan	Piper Sandler	Stifel

Needham & Company

                , 2020

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Global Market listing fee:

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the Registrant’s restated certificate of incorporation to be effective in connection with the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws to be effective in connection with the completion of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to the completion of this offering, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

Item 15. Recent sales of unregistered securities.

The following lists set forth information regarding all securities sold or granted by the Registrant within the past three years that were not registered under the Securities Act, and the consideration, if any, received by the Registrant for such securities:

(a) Stock option grants

From June 5, 2017 through June 5, 2020, the Registrant has granted to its employees, directors, consultants and other service providers stock options to purchase an aggregate of 10,655,604 shares of common stock under its 2012 Equity Incentive Plan, or the 2012 Plan, with exercise prices ranging from $0.37 to $3.19 per share.

From June 5, 2017 through June 5, 2020, employees, directors, consultants and other service providers of the Registrant exercised stock options granted under the 2012 Plan for an aggregate of 3,312,241 shares of common stock with exercise prices ranging from $0.009 to $2.42 per share for an aggregate exercise price of $898,592.

(b) Preferred stock

In March 2020, the Registrant issued and sold to 23 accredited investors an aggregate of 28,294,111 shares of Series D redeemable convertible preferred stock at a purchase price of $4.25 per share, for aggregate consideration of $120.2 million. In connection with the completion of this offering, these 28,294,111 shares of Series D redeemable convertible preferred stock will convert into an equivalent number of shares of the Registrant’s common stock.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the stock certificates issued in each of the foregoing transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Description of document

1.1*	Form of Underwriting Agreement.

3.1*	Restated Certificate of Incorporation, as amended to date, as currently in effect.

3.2*	Form of Restated Certificate of Incorporation to be effective upon the completion of this offering.

3.3#	Bylaws, as amended to date, as currently in effect.

3.4*	Form of Restated Bylaws to be effective upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2#	Amended and Restated Investors’ Rights Agreement, dated March 9, 2020, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnity Agreement.

10.2#	2012 Equity Incentive Plan, as amended, and forms of award agreements.

10.3*	2020 Equity Incentive Plan, to become effective on the date immediately prior to the date the registration statement is declared effective, and forms of award agreements.

10.4*	2020 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and forms of award agreements.

10.5*	Employment Agreement, dated , by and between the Registrant and Arthur T. Sands.

10.6*	Employment Agreement, dated , by and between the Registrant and Pierre Beaurang.

10.7*	Employment Agreement, dated , by and between the Registrant and Gwenn Hansen.

10.8	Lease Agreement dated as of March 24, 2014, as amended, ARE-San Francisco No. 26, LLC.

10.9†#	Collaboration, Option and License Agreement, dated June 10, 2019, by and between the Registrant and Gilead Sciences, Inc., as amended.

10.10†#	Collaboration and License Agreement, dated December 19, 2019, by and between the Registrant and Genzyme Corporation.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*	To be provided by amendment.

#	Previously submitted.

†	Registrant has omitted portions of the exhibit as permitted under Item 601(b)(10) of Regulation S-K.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the    day of                , 2020.

NURIX THERAPEUTICS, INC.

By:
Arthur T. Sands Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Arthur T. Sands and Hans van Houte, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution and full power to act without the other, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Arthur T. Sands, M.D., Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Hans van Houte	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2020

David Lacey, M.D.	Director	, 2020

Leon Chen, Ph.D.	Director	, 2020

Julia P. Gregory	Director	, 2020

Lori A. Kunkel, M.D.	Director	, 2020

Jeffrey Tong, Ph.D.	Director	, 2020

Robert Tjian, Ph.D.	Director	, 2020